Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
INOVALON HOLDINGS, INC.,
NEW HEIGHTS MERGER CORPORATION,
BUTLER GROUP HOLDINGS, INC.
AND
SHAREHOLDER REPRESENTATIVE SERVICES LLC,
AS STOCKHOLDER REPRESENTATIVE

Dated as of March 6, 2018

SECTION 1 DEFINITIONS AND INTERPRETATIONS		2

1.1	Definitions	2
1.2	Additional Definitions	2
1.3	Interpretation	2

SECTION 2 THE MERGER		3

2.1	The Merger	3
2.2	Closing	3
2.3	Effective Time	4
2.4	Effect of the Merger	4
2.5	Certificate of Incorporation; Bylaws; Corporate Records	4
2.6	Directors and Officers of the Surviving Corporation	5
2.7	Appointment of Stockholder Representative; Actions Binding on Company Securityholders	5

SECTION 3 EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES; COMPANY STOCK OPTIONS		6

3.1	Effect on Capital Stock	6
3.2	Dissenting Holders	6
3.3	Company Options	7
3.4	Post-Closing Adjustment	8
3.5	Escrow	10
3.6	Stockholder Representative Fund	10
3.7	Closing Payments and Surrender of Certificates	11

SECTION 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		15

4.1	Organization and Good Standing of the Company; Company Organizational Documents	16
4.2	Capitalization	16
4.3	Company Subsidiaries	17
4.4	Securityholder Schedule	18
4.5	Authority	18
4.6	No Conflict	18
4.7	Consents	19
4.8	Vote Required	19
4.9	Absence of Changes	19
4.10	Financial Statements	21
4.11	Absence of Undisclosed Liabilities; Indebtedness	22
4.12	Accounts Receivable.	22
4.13	[Reserved]	22
4.14	Taxes	22

(i)

(continued)

4.15	Real Property	25
4.16	Environmental Matters	25
4.17	Material Contracts	25
4.18	Related Parties and Related Party Transactions	27
4.19	Insurance	28
4.20	Intellectual Property	28
4.21	Government Funding	31
4.22	Benefit Plans	31
4.23	Personnel	33
4.24	Litigation	34
4.25	Compliance with Instruments; Legal Requirements	34
4.26	Banking Relationships; Powers of Attorney	36
4.28	Brokers and Finders	36
4.29	Anti-Takeover Statute Not Applicable	36
4.3	Healthcare Laws	36
4.31	Privacy and Data Security	37
4.32	Customers & Suppliers	39

SECTION 5 REPRESENTATIONS AND WARRANTIES BY PARENT AND MERGER SUB		40

5.1	Organization and Standing	40
5.2	Authority; No Conflict	40
5.3	Parent Common Stock	41
5.4	SEC Filings; Compliance with the Exchange Act	41
5.5	Financial Statements	41
5.6	Brokers and Finders	42
5.7	Ownership and Activities of Merger Sub	42
5.8	Financing	42
5.9	Solvency	43

SECTION 6 CONDUCT OF BUSINESS		43

6.1	Ordinary Course	43
6.2	Continued Preparation of Financial Statements.	44
6.3	Required Consent.	44
6.4	Cooperation	44
6.5	CIC Plan	44

SECTION 7 ADDITIONAL AGREEMENTS		44

7.1	Information Statement	44
7.2	Confidentiality	45
7.3	Public Disclosure	45
7.4	Regulatory Filings; Exchange of Information; Notification	46
7.5	Company Plans	47

    (ii)

(continued)

7.6	Indemnification of D&O Indemnitees	48
7.7	Termination of Certain Agreements	49
7.8	No-Shop	49
7.9	Representations and Warranties Insurance Policy	50
7.1	Financing.	50
7.11	Access to Information	54

SECTION 8 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER		54

8.1	Stockholder Approvals	54
8.2	No Order	54
8.3	Antitrust Approvals	55

SECTION 9 ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PARENT AND MERGER SUB		55

9.1	Representations, Warranties and Covenants	55
9.2	No Material Adverse Effect	55

SECTION 10 ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY		56

10.1	Representations, Warranties and Covenants	57
10.2	Deliveries	57

SECTION 11 SURVIVAL		57

11.1	Representations and Warranties of the Company; Covenants of the Stockholder Representative	57
11.2	Representations and Warranties of Parent and Merger Sub; Covenants of Parent	58

SECTION 12 TERMINATION		58

12.1	Termination Prior to the Effective Time of the Merger	58
12.2	Notice of Termination; Effect of Termination	59

SECTION 13 FEES AND EXPENSES		60

13.1	General	61

SECTION 14 INDEMNIFICATION		61

14.1	Indemnification of Parent Indemnified Parties	61
14.2	Certain Limitations on Parent Claims	61
14.3	Indemnification of Company Securityholder Parties	62
14.4	Certain Limitations on Company Securityholder Claims	62
14.5	Notification of Claims	62
14.6	Third Party Actions	63
14.7	Definition of Damages	63

    (iii)

(continued)

14.8	Treatment of Indemnification Payments	63
14.9	Determination of Damage Amount	63
14.1	Exclusive Remedy	64
14.11	Mitigation	65
14.12	Escrow Release	65
14.13	R&W Insurance Policy	65

SECTION 15 TAXES		66

15.1	Pre-Closing Tax Period; Straddle Period	66
15.2	Transfer Taxes	67
15.3	Tax Dispute Resolution	67
15.4	Amendments	67
15.5	Tax Refunds and Tax Benefits	68
15.6	Cooperation	70
15.7	Section 338 Election	70

SECTION 16 STOCKHOLDER REPRESENTATIVE		70

16.1	Powers of the Stockholder Representative	70
16.2	Claims by Parent	72
16.3	Notices	72
16.4	Agreement of the Stockholder Representative	72
16.5	Reimbursement and Liability of Stockholder Representative	72
16.6	Reliance on Stockholder Representative	74

SECTION 17 MISCELLANEOUS		74

17.1	Notices	74
17.2	Successors and Assigns	76
17.3	Severability	76
17.4	Third Parties	76
17.5	Governing Law; Submission to Jurisdiction	77
17.6	Waiver of Jury Trial	78
17.7	Specific Performance	78
17.8	Entire Agreement, Not Binding Until Executed	79
17.9	No Other Representations or Warranties	79
17.1	Investigation; No Additional Representations	80
17.11	Attorney-Client Privilege	80
17.12	Amendments; No Waiver	81
17.13	Exhibits and Schedules	81
17.14	Obligations of Parent and Merger Sub	82
17.15	Non-Recourse	82
17.16	Time of Essence	82

    (iv)

(continued)

EXHIBITS

Stockholder Written Consent and Agreement                Exhibit A
Certificate of Merger                            Exhibit B
Escrow Agreement                            Exhibit C
Form of Accredited Investor Questionnaire                Exhibit D
Letter of Transmittal                            Exhibit E
Lockup Agreement                            Exhibit F
Form of Securityholder Schedule                    Exhibit G
Form of CIC Plan                            Exhibit H

    (v)

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of March 6, 2018, by and among Inovalon Holdings, Inc., a Delaware corporation (“Parent”), New Heights Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Butler Group Holdings, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Stockholder Representative. The holders of all of the issued and outstanding capital stock of the Company (the “Company Stock”) are collectively referred to herein as the “Company Stockholders”.
WHEREAS, pursuant to this Agreement, Merger Sub will merge with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”);
WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously, upon the terms and subject to the conditions set forth herein, (a) determined that this Agreement is advisable, (b) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company Stockholders, (c) approved this Agreement and the transactions contemplated hereby, including the Merger and (d) determined to recommend that the Company Stockholders adopt this Agreement and approve each of the transactions contemplated hereby, including the Merger;
WHEREAS, the respective board of directors of Parent and Merger Sub has unanimously, upon the terms and subject to the conditions set forth herein, (a) determined that this Agreement is advisable, (b) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Merger Sub and its sole stockholder, (c) approved this Agreement and the transactions contemplated hereby, including the Merger and (d) determined to recommend that the sole stockholder of Merger Sub adopt this Agreement and approve each of the transactions contemplated herein, including the Merger;
WHEREAS, concurrently with the execution of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, has executed and delivered to the Company an action by written consent evidencing the adoption of this Agreement by Parent and the approval by Parent of the transactions contemplated herein, including the Merger;
WHEREAS, within two (2) hours of execution of this Agreement by the parties hereto, the Company shall deliver to Parent and Merger Sub a written consent and agreement in the form attached hereto as Exhibit A (the “Stockholder Written Consent and Agreement”) signed by Company Stockholders holding at least 92% of the issued and outstanding Company Common Stock to adopt this Agreement and approve each of the transactions contemplated hereby, including the Merger, which signed Stockholder Written Consent and Agreement will constitute the Requisite Stockholder Approval in accordance with the Charter, the Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”); and
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, (a) certain executive officers and employees of the Company identified on Section 1 of the Disclosure Schedule under the heading “Key Employees” (the “Key Employees”) have entered into an employment agreement or a consulting agreement, as applicable (collectively, the “Key Employee Agreements”), and (b) the individuals identified on Section 1 of the Disclosure Schedule under the heading “Major Securityholders” have entered into a noncompetition and nonsolicitation agreement (collectively, the “Noncompetition Agreements”), the effectiveness of which are contingent upon the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:
SECTION 1
DEFINITIONS AND INTERPRETATIONS
1.1    Definitions. Each capitalized term used but not otherwise defined herein shall have the meaning set forth in Annex A attached hereto.
1.2    Additional Definitions. The capitalized terms listed in the Index of Defined Terms set forth on Annex B shall have the meanings ascribed thereto on the respective pages of this Agreement set forth opposite each of the capitalized terms listed therein.
1.3    Interpretation. For purposes of this Agreement, the following rules of interpretation apply:
(a)    Descriptive Headings. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.
(b)    Calculation of Time Period. Except as otherwise provided herein, when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. The word “day” means calendar day unless “Business Day” is expressly specified.
(c)    Currency. Any reference in this Agreement to $ means United States dollars.
(d)    Section and Similar References. Unless the context otherwise requires, all references in this Agreement to any “Section,” “Schedule”, “Annex” or “Exhibit” are to the corresponding Section, Schedule, Annex or Exhibit of this Agreement.
(e)    Mutual Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and have been represented by their own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to their legal rights from such counsel. In the event any ambiguity or question of intent or interpretation arises, this Agreement is to be construed as jointly drafted by the parties hereto and no presumption or burden of proof is to arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft hereof.
(f)    Counterparts. This Agreement may be executed in two or more counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument.

(g)    Execution. The exchange of signature pages to this Agreement (in counterparts or otherwise) by electronic transmission shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.
(h)    Use of “Including”. Unless the context otherwise requires, the words “include”, “includes”, and “including”, are deemed to be followed by “without limitation” whether or not they are followed by such words or words of similar import.
(i)    Singular/Plural/Gender. As used herein, the singular shall include the plural, the masculine gender shall include the feminine and neuter, and the neuter gender shall include the masculine and feminine, and, in each case, vice versa, unless the context otherwise requires.
(j)    Amendments. Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.
(k)    And/Or. The word “or” is disjunctive, but not exclusive (i.e., “or” means “and/or” unless the context otherwise requires).
(l)    Any and All. Unless the context of this Agreement otherwise requires, the word “any” shall mean “any and all”.
(m)    Shall/Will. The word “shall” has the same meaning as the word “will” and vice versa.
(n)    Delivery. In this Agreement, “delivered”, “provided”, or “made available” with respect to any documents or information means that such documents or information were provided directly to Parent or its Representatives or contained, and accessible in the Merrill Datasite no later than 12:00 p.m., Eastern Time, on the day preceding the date hereof.
(o)    Surviving Corporation. With respect to any amounts to be delivered to the Surviving Corporation for distribution to Optionholders, the term “Surviving Corporation” shall mean the Surviving Corporation or a Subsidiary thereof designated by Parent and the Stockholder Representative.
SECTION 2
THE MERGER
2.1    The Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”
2.2    Closing. The closing of the Merger (the “Closing”) shall take place at 11:00 a.m., Eastern Time, on a date that is the latest of (i) three (3) Business Days after the satisfaction or, to the extent permitted, waiver of each of the conditions set forth in SECTION 8, SECTION 9 and SECTION 10 hereof (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time), (ii) the first Business Day immediately following the final day of the Marketing Period (assuming the satisfaction or waiver of the aforementioned conditions as provided above) and (iii) such other date, time and place as the parties shall otherwise agree. The date upon which the Closing occurs is referred to herein as the “Closing Date”. The Closing will take place (a) at the offices of Foley Hoag LLP, 155 Seaport Blvd., Boston, MA 02210, (b) by teleconference or through electronic exchange of transaction documents in portable document format by electronic mail or (c) at such other place as the Company and Parent may mutually agree upon in writing.
2.3    Effective Time. At the Closing, the parties shall cause the Merger to be consummated by filing a duly executed certificate of merger with the Secretary of State of the State of Delaware, as contemplated by the DGCL, in the form attached hereto as Exhibit B (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as agreed by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).
2.4    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL, including Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the assets, property, rights, privileges, powers and franchises, and all and every other interest of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.
2.5    Certificate of Incorporation; Bylaws; Corporate Records.
(a)    Certificate of Incorporation. At the Effective Time, by virtue of filing the Certificate of Merger, the Charter shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such Certificate of Incorporation, except that the name of the Surviving Corporation as stated in such Certificate of Incorporation shall be “Butler Group Holdings, Inc.” Notwithstanding the foregoing, this Section 2.5(a) shall be subject to the provisions of Section 7.6.
(b)    Bylaws. At the Effective Time, the Bylaws of the Company shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and such Bylaws, except that the name of the Surviving Corporation on the face of such Bylaws shall be “Butler Group Holdings, Inc.” Notwithstanding the foregoing, this Section 2.5(b) shall be subject to the provisions of Section 7.6.
2.6    Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.
2.7    Appointment of Stockholder Representative; Actions Binding on Company Securityholders. Each Company Securityholder that has executed and delivered the Stockholder Written Consent and Agreement or participated in the Merger and received the benefits thereof, including the right to receive the consideration payable in connection with the Merger has, or shall have, irrevocably (i) constituted and appointed, effective as of the Effective Time, Shareholder Representative Services LLC, a Colorado limited liability company (referred to herein, together with its permitted successors, the “Stockholder Representative”), as its true and lawful agent, exclusive proxy and attorney-in-fact for all purposes under this Agreement, including the authority to execute and deliver the Escrow Agreement on its behalf as the Stockholder Representative and exercise all or any of the powers, authority and discretion conferred on the Stockholder Representative under this Agreement (including SECTION 16), the Escrow Agreement or any other agreements ancillary hereto and (ii) irrevocably agreed to, and be bound by and comply with, all of the obligations of the Company Securityholders set forth herein (including SECTION 16) and in the Escrow Agreement. All actions taken by the Stockholder Representative under this Agreement, the Escrow Agreement or any other agreements ancillary hereto shall be binding upon each such Company Securityholder and such Company Securityholder’s successors as if expressly confirmed and ratified in writing by such Company Securityholder, and all defenses which may be available to such Company Securityholders to contest, negate or disaffirm the action of the Stockholder Representative taken in good faith under this Agreement or the Escrow Agreement are waived. The Stockholder Representative agrees to act as, and to undertake the duties and responsibilities of, such exclusive agent and attorney-in-fact. The powers, immunities and rights to indemnification granted to the Stockholder Representative hereunder: (x) are coupled with an interest and are irrevocable and shall survive the dissolution, death or incapacity of each of such Company Securityholders, subject to the following sentence, and shall be binding on any successor thereto, and (y) shall survive the delivery of any assignment by any such Company Securityholder of the whole or any fraction of his, her or its interest in the Escrow Amount. This power of attorney is coupled with an interest and is irrevocable and shall survive the dissolution, death or incapacity of each of such Company Securityholders, subject to the following sentence. Such agency may be changed by such Company Securityholders upon the written approval of the holders of a majority in interest of the undistributed portions of the Escrow Amount from time to time; provided, however, that the Stockholder Representative may not be removed unless Company Securityholders who would receive a majority in interest of the undistributed portions of the Escrow Amount agree in writing to such removal and to the identity of the substituted agent and provide notice of the same to Parent and the Escrow Agent.
SECTION 3
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES; COMPANY STOCK OPTIONS
3.1    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any Company Securityholder:
(a)    Capital Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become, and shall represent, one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding share of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with immediately preceding sentence.
(b)    Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and shares of Company Common Stock to be cancelled pursuant to Section 3.1(c)) shall be converted into the right to receive the amounts of Estimated Aggregate Closing Consideration described on the Securityholder Schedule, and the right to receive any additional amounts payable in accordance with the provisions of Section 3.4, Section 3.5, Section 3.6, Section 14.3 and Section 15.5. From and after the Effective Time, each such share of Company Common Stock so converted shall no longer be outstanding and shall be automatically cancelled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive such holder’s share of the Estimated Aggregate Closing Consideration as set forth on the Securityholder Schedule to be paid in consideration therefor upon surrender of such certificates in accordance with Section 3.7, without interest, and the right to receive any additional amounts payable in accordance with the provisions of Section 3.4, Section 3.5, Section 3.6, Section 14.3 and Section 15.5.
(c)    Treasury Stock. Each share of Company Stock owned by the Company as treasury stock immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to exist and be canceled without any conversion thereof, and no payment or distribution of any consideration shall be made with respect thereto.
3.2    Dissenting Holders.
(a)    Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock issued and outstanding immediately prior to the Effective Time eligible under the DGCL to exercise appraisal or dissenters’ rights and held by a holder who has not voted in favor of, or provided written consent to, the Agreement and the Merger and who has exercised and perfected appraisal or dissenters’ rights for such shares in accordance with Section 262 of the DGCL and has not effectively withdrawn or lost such appraisal or dissenters’ rights (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the consideration for Company Stock set forth in Section 3.1(b) and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL.
(b)    Notwithstanding the provisions of Section 3.2(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal and dissenters’ rights under Section 262 of the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive, upon surrender of the certificate representing such shares in accordance with Section 3.7, the consideration for such shares set forth in Section 3.1(b), without interest.
(c)    The Company shall (i) comply with the requirements of Section 262 of the DGCL, (ii) give Parent prompt notice of any written demand received by the Company pursuant to Section 262 of the DGCL, and of withdrawals of such demands, and provide copies of any documents or instruments served pursuant to the DGCL and received by the Company and (iii) give Parent the opportunity to participate in all negotiations and proceedings with respect to any such demands. Prior to the Effective Time, the Company shall not make any payment or settlement offer with respect to any such demand unless Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed) to such payment or settlement offer.
3.3    Company Options; Warrants. Each In-the-Money Option that is outstanding and unexercised immediately prior to the Effective Time shall be automatically vested, to the extent not already vested, and be cancelled and extinguished at the Effective Time and, in full satisfaction of the rights of such Optionholder with respect to such In-the-Money Option, shall be automatically converted into the right to receive the Per Share Closing Consideration with respect to the shares of Company Common Stock subject to such In-the-Money Option immediately prior to the Effective Time less the exercise price of the applicable Company Option as set forth on the final Securityholder Schedule (the “Per Share Option Consideration”) and the right to receive any additional amounts payable in accordance with the provisions of Section 3.4, Section 3.5, Section 3.6, Section 14.3 and Section 15.5. Other than the Per Share Option Consideration payable to the Optionholders set forth on Section 3.3 of the Disclosure Schedule, a portion of which shall be payable in the form of Parent Common Stock, as set forth on the Securityholder Schedule, the Per Share Option Consideration shall be payable entirely in cash, including cash in lieu of any Parent Common Stock.

(a)    Each Company Option that is outstanding immediately prior to the Effective Time and is an Out-of-the-Money Option shall automatically be canceled and extinguished, no longer be outstanding and cease to represent the right to acquire shares of Company Common Stock, without any payment of any consideration therefor.
(b)    The Company shall, prior to the Effective Time, take all actions as are reasonably necessary, in its sole discretion, in order to effectuate the actions contemplated by Section 3.3(a) and to ensure that no holder of Company Options shall have any rights from and after the Effective Time with respect to any Company Options except as expressly provided in Section 3.3(a) (or to the extent otherwise included as Company Transaction Expenses); provided that such actions shall expressly be conditioned upon the consummation of the Merger and each of the other transactions contemplated hereby and shall be of no force or effect if this Agreement is terminated.
(c)    Following the transactions contemplated by this Agreement, each of the warrants set forth on Section 3.3(c) of the Disclosure Schedule shall remain outstanding in accordance with its terms.
3.4    Post-Closing Adjustment.
(a)    Estimated Closing Certificate; Securityholder Schedule.
(i)    Estimated Closing Certificate. The Company shall prepare and deliver to Parent, at least three (3) Business Days prior to the Closing Date, (A) a certificate (the “Estimated Closing Certificate”) including a written statement setting forth the Company’s good faith estimate, with reasonable supporting materials, of the Working Capital, the Company Cash, the Company Debt and the Company Transaction Expenses (including the Change in Control Payments included as part of the Company Transaction Expenses), and, using such amounts, the Company’s reasonable, good faith estimate of the Aggregate Closing Consideration (the “Estimated Aggregate Closing Consideration”) and (B) the Securityholder Schedule.
(ii)    Preparation. The Company shall prepare its calculation of Working Capital, on the basis of the same accounting principles, policies, methods and procedures of the Acquired Companies, consistently applied, as those used on the Most Recent Balance Sheet, and to the extent not inconsistent therewith, in accordance with GAAP. The Company shall consider any comments that Parent or its Representatives have on the Estimated Closing Certificate and the Securityholder Schedule in good faith; provided, that the Company’s good faith determination of the Estimated Aggregate Closing Consideration and the underlying amounts set forth in the final Estimated Closing Certificate shall be final and binding for purposes of calculating the amounts set forth on the Securityholder Schedule to be paid in connection with the Closing; provided, further, that the parties hereto acknowledge and agree that none of Parent or its Affiliates (including, following the Closing, the Surviving Corporation) shall have liability to any Company Securityholder to the extent such liability arises solely from the calculation by the Company of any amounts set forth on the Securityholder Schedule.
(b)    Preparation of Closing Certificate. As promptly as practicable following the Closing Date, but in no event more than forty-five (45) calendar days after the Closing Date, Parent shall prepare and deliver to the Company a certificate (the “Closing Certificate”) setting forth its calculation of the Working Capital, the Company Cash, the Company Debt and the Company Transaction Expenses, and, using such amounts, Parent’s calculation of the Aggregate Closing Consideration. The Closing Certificate shall identify all differences between the computed Aggregate Closing Consideration based on the proposed Closing Certificate and the Estimated Aggregate Closing Consideration based on the Estimated Closing

Certificate. Parent shall prepare its calculation of Working Capital, on the basis of the same accounting principles, policies, methods and procedures of the Acquired Companies, consistently applied, as those used on the Most Recent Balance Sheet, and to the extent not inconsistent therewith, in accordance with GAAP. If Parent does not timely deliver the Closing Certificate within forty-five (45) days following the Closing Date, at the election of the Stockholder Representative in its sole discretion, the Estimated Closing Certificate shall be deemed to be the Closing Certificate for all purposes of this Agreement, and the Estimated Closing Certificate shall be final, conclusive and binding on the parties.
(c)    Review by the Stockholder Representative.
(i)    Following receipt of the proposed Closing Certificate, the Stockholder Representative shall have a period of thirty (30) calendar days (the “First Review Period”) to review the proposed Closing Certificate. During the First Review Period (and during any time up through the Accountant’s Determination), the Stockholder Representative and its accountants, and their respective Representatives, shall be entitled to review the proposed Closing Certificate prepared by Parent and shall have reasonable access during normal business hours to the personnel, Representatives, books and records, working papers, schedules and calculations of Parent used in the preparation of or related to the Closing Certificate. At or prior to the end of the First Review Period, the Stockholder Representative will either (A) accept the Closing Certificate in its entirety, in which case the Aggregate Closing Consideration will be equal to the Aggregate Closing Consideration as set forth in the Closing Certificate or (B) deliver to Parent a written notice (an “Objection Notice”) containing a written explanation of those items that the Stockholder Representative disputes.
(ii)    In the event the Stockholder Representative delivers an Objection Notice to Parent within the First Review Period, within a further period of fifteen (15) calendar days after the end of the First Review Period (the “Resolution Period”), the parties and, if desired, their respective Representatives, will attempt to resolve in good faith any disputed items and reach a written agreement with respect thereto (a “Settlement Agreement”). In the event the parties do not execute and deliver a Settlement Agreement before the expiration of the Resolution Period, or execute and deliver a Settlement Agreement only in relation to certain, but not all, disputed items, before the expiration of the Resolution Period, the unresolved disputed items will be referred for final binding resolution to KPMG LLP or such other reputable independent accounting firm selected by the mutual agreement of Parent and the Stockholder Representative (the “Accounting Firm”), which Accounting Firm (acting as an expert and not as an arbitrator) shall be engaged by Parent and the Stockholder Representative pursuant to a standard engagement letter, which shall be executed by the Accounting Firm, Parent and the Stockholder Representative. If KPMG LLP is not available and Parent and the Stockholder Representative are unable to agree upon the selection of the Accounting Firm, the Accounting Firm shall be chosen by the American Arbitration Association.
(iii)    The disputed items referred to the Accounting Firm pursuant to Section 3.4(c)(ii) above and the resulting revised Closing Certificate will be as determined by the Accounting Firm. Such determination (the “Accountants’ Determination”) shall be (A) in writing, (B) furnished to the Stockholder Representative and Parent as soon as practicable after the items in dispute have been referred to the Accounting Firm, which the parties shall request shall not be later than thirty (30) calendar days thereafter, (C) made in a manner that is consistent with the definitions and other applicable provisions of this Agreement and (D) non-appealable and incontestable by any Person, and not subject to collateral attack for any reason, other than manifest error or fraud. The Accounting Firm shall address only those items in dispute and may not assign a value greater than the greatest value claimed by Parent or the Stockholder Representative for such item or smaller than the smallest value claimed by Parent or the Stockholder Representative for such item. For the avoidance of doubt, neither Parent nor the Stockholder Representative shall have any ex parte communications with the Accounting Firm relating to this Section 3.4 or this Agreement, and the Accounting Firm shall not conduct an independent investigation in respect of its determination.
(iv)    If the Accounting Firm resolves all disputes presented to it entirely in the manner proposed by Parent or the Stockholder Representative, as the case may be, the fees and expenses of the Accounting Firm relating to the resolution of such dispute shall be paid by the other party. In all other events, the fees and expenses of the Accounting Firm shall be shared by the Stockholder Representative (on behalf of the Company Securityholders), on the one hand, and Parent, on the other hand, based on the inverse of the percentage that the Accountants’ Determination bears to the aggregate amount of all items in dispute as originally submitted to the Accounting Firm. For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of the Stockholder Representative, 60% of the Accounting Firm’s costs would be borne by Parent and 40% of the costs would be borne by the Stockholder Representative (on behalf of the Company Securityholders). Any amounts payable to the Accounting Firm as a result of indemnification claims by the Accounting Firm shall be shared one half by the Stockholder Representative (on behalf of the Company Securityholders) and one half by Parent.
(d)    Payment of the Post-Closing Adjustment Amount.
(i)    If the Aggregate Closing Consideration as finally determined pursuant to this Section 3.4 is less than the Estimated Aggregate Closing Consideration, the Stockholder Representative and Parent shall, within three (3) Business Days after the final determination of the Aggregate Closing Consideration, jointly instruct the Escrow Agent to disburse from the Escrow Fund, by wire transfer of immediately available funds to Parent, an amount in cash equal to the lesser of such shortfall and the Escrow Fund. In no event shall any amount payable pursuant to this Section 3.4(d)(i) exceed the Escrow Fund.
(ii)    If the Aggregate Closing Consideration as finally determined pursuant to this Section 3.4 exceeds the Estimated Aggregate Closing Consideration, Parent shall, within three (3) Business Days after the final determination of the Aggregate Closing Consideration, deposit an amount in cash equal to the amount of such excess with (1) the Payments Administrator for distribution by the Payments Administrator to each Company Stockholder, such Company Stockholder’s Pro Rata Share of such excess, and (2) the Surviving Corporation for distribution by the Surviving Corporation to each Optionholder, such Optionholder’s Pro Rata Share of such excess, and upon payment by Parent (or its designee) to the Payments Administrator and the Surviving Corporation under this Section 3.4(d)(ii), Parent shall not have any further obligations in respect of this Section 3.4(d)(ii). In no event shall any amount payable pursuant to this Section 3.4(d)(ii) exceed an amount equal to the Escrow Amount.
(iii)    Immediately following payment of any amounts determined to be owed pursuant to Section 3.4(d)(i) or Section 3.4(d)(ii), the Stockholder Representative and Parent shall deliver a joint written instruction to the Escrow Agent directing the Escrow Agent to release and promptly disburse from the Escrow Fund an amount in cash equal to the excess, if any, of (x) the Escrow Fund over (y) $6,000,000, and to deposit such excess with (1) the Payments Administrator for distribution by the Payments Administrator to each Company Stockholder, such Company Stockholder’s Pro Rata Share of such excess, and (2) the Surviving Corporation for distribution by the Surviving Corporation to each Optionholder, such Optionholder’s Pro Rata Share of such excess.

(iv)    Any adjustment required by this Section 3.4 shall be treated as an adjustment to the Aggregate Closing Consideration for United States federal income (and applicable state and local) Tax purposes unless otherwise required by applicable Tax Law.
3.5    Escrow. At the Closing, Parent shall deliver or cause to be delivered cash in an amount equal to the Escrow Amount to Sun Trust Bank, as escrow agent (the “Escrow Agent”) pursuant to the provisions of the escrow agreement in the form attached as Exhibit C hereto, subject to any amendments to such form agreed to by the Escrow Agent, Parent and the Stockholder Representative (the “Escrow Agreement”). The Escrow Agreement shall be entered into at the Effective Time, by and among Parent, the Stockholder Representative, on behalf of the Company Securityholders, and the Escrow Agent. The Escrow Fund (or any portion thereof) shall be distributed to the Company Securityholders at the times, and upon the terms and conditions, set forth in this Agreement and the Escrow Agreement.
3.6    Stockholder Representative Fund. At the Closing, cash in an amount equal to the Stockholder Representative Fund shall be (A) delivered by Parent with respect to each Company Stockholder, to the Stockholder Representative (in which case such Company Stockholder shall be deemed to have received payment of its Pro Rata Share of the Stockholder Representative Fund at the Closing and to have caused such portion to be deposited with the Stockholder Representative), and (B) deemed to have been delivered by Parent with respect to each Optionholder, to the Surviving Corporation for distribution by the Surviving Corporation through its normal payroll procedures to the Stockholder Representative (in which case such Optionholder shall be deemed to have received payment of its Pro Rata Share of the Stockholder Representative Fund at the Closing and to have caused such portion to be deposited with the Stockholder Representative, with the applicable withholding Taxes to be satisfied from amounts otherwise to be paid to such Optionholder under this Agreement). The Stockholder Representative Fund shall be used by the Stockholder Representative solely for payment of out-of-pocket expenses, in each instance incurred by the Stockholder Representative in connection with the performance of the Stockholder Representative’s duties and obligations hereunder and pursuant to the Escrow Agreement or any other agreements ancillary hereto. Notwithstanding anything to the contrary herein, in no event shall (i) any Parent Indemnified Party have any rights in or to the Stockholder Representative Fund or (ii) the Company, Parent, Merger Sub or the Surviving Corporation have any obligation or incur any expense with respect to the Stockholder Representative Fund or pay or otherwise be liable for any amounts owed to or incurred by the Stockholder Representative. None of Parent, Merger Sub or Surviving Corporation shall have any responsibility or liability for the manner in which the Stockholder Representative uses the amount reserved for the Stockholder Representative Fund. The Stockholder Representative Fund, if any, shall be distributed by the Stockholder Representative to the Company Securityholders at the Stockholder Representative’s sole discretion by depositing with (1) the Payments Administrator for distribution by the Payments Administrator to each Company Stockholder, such Company Stockholder’s Pro Rata Share of such amount, and (2) the Surviving Corporation for distribution by the Surviving Corporation to each Optionholder, such Optionholder’s Pro Rata Share of such amount. Parent or Merger Sub shall have no obligation with respect to the distribution of any remaining amount of the Stockholder Representative Fund. The Company Securityholders will not receive any interest or earnings on the Stockholder Representative Fund and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative will not be liable for any loss of principal of the Stockholder Representative Fund other than as a result of its gross negligence or willful misconduct.
3.7    Closing Payments and Surrender of Certificates.
(a)    Closing Payments. At the Closing, Parent shall deliver or cause to be delivered by wire transfer of immediately available funds:

(i)    to Acquiom Financial LLC, as payments administrator (the “Payments Administrator”) for the benefit of the Company Stockholders, cash in an amount equal to the cash portion of the Estimated Aggregate Closing Consideration (less (1) the aggregate Per Share Option Consideration, and (2) the aggregate unpaid principal and accrued interest under all then-outstanding loans made by the Acquired Companies to Company Stockholders, without duplication to the extent such amounts are taken into account in Section 3.7(a)(ii)), plus any cash payable in lieu of fractional shares pursuant to Section 3.7(i);
(ii)    to the Surviving Corporation, without duplication of amounts delivered pursuant to clause (i) above, (A) for the benefit of the Optionholders, an amount equal to the aggregate Per Share Option Consideration to be paid by the Surviving Corporation in accordance with Section 3.3 to holders of In-the-Money Options (less the aggregate unpaid principal and accrued interest under all then-outstanding loans made by the Acquired Companies to Optionholders, without duplication to the extent such amounts are taken into account in Section 3.7(a)(i)) and (B) the aggregate amount of the Change in Control Payments set forth in the Estimated Closing Certificate other than amounts payable under the CIC Plan (it being understood that Parent shall cause the Surviving Corporation no later than the following Business Day to pay through payroll such payments to Optionholders and the Change in Control Payments to the people owed such payments in accordance with the Securityholder Schedule and the Estimated Closing Certificate);
(iii)    to the Escrow Agent, an amount equal to the Escrow Amount;
(iv)    to the Stockholder Representative, an amount equal to the Stockholder Representative Fund;
(v)    to the holders of any Company Debt outstanding as of the Closing under the Existing Credit Agreements, the aggregate amount of such Company Debt as set forth in, and to the account(s) designated in, customary payoff letters provided by the Company to Parent prior to the Closing Date, which letters shall (A) indicate the amount required to discharge such relevant portion of the Company Debt in full and terminate all lines of credit thereunder at the Closing (the “Payoff Amount”) and (B) provide for the agreement of such holders to release and terminate all applicable Liens and guarantees related to the assets and properties of the Acquired Companies upon receipt of the applicable Payoff Amount (the “Payoff Letters”); provided, that the parties hereby acknowledge and agree that a portion of the Company Debt to be paid by Parent pursuant to this Section 3.7(a)(v), in an amount equal to the then outstanding balance of the Intercompany Notes, shall be paid by taking the following steps: (1) first, Parent will transfer funds to the Company in an amount equal to the then outstanding balance of the Intercompany Notes, (2) second, the Company will transfer such funds to ABILITY Network Inc. in full satisfaction of the Intercompany Notes, as evidenced by a payoff letter (the “Intercompany Notes Payoff Letter”) and (3) finally, ABILITY Network Inc. will transfer such funds to the holders of Company Debt in partial payment of such Company Debt; and
(vi)    to the payees thereof, the Company Transaction Expenses (other than the Change in Control Payments and the Change in Control Payment Employer Tax Obligations) as set forth on the Estimated Closing Certificate, in each case, as directed in writing by the Company no later than two (2) Business Days prior to the Closing Date.
(b)    Delivery of Certificates for Parent Common Stock; Private Placement.
(i)    Parent intends to issue shares of Parent Common Stock hereunder in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 506 of Regulation D under the Securities Act, or Section 4(a)(2) of the Securities Act, and in reliance on exemptions from the registration or qualification requirements of state securities or “blue sky” laws. Notwithstanding any provision of this Agreement or any other document to the contrary, Parent shall not be required to issue any shares of Parent Common Stock to any Company Securityholder, and no Company Securityholder shall be entitled to receive any shares of Parent Common Stock, if Parent shall not have received a completed Accredited Investor Questionnaire in respect of such Company Securityholder confirming that such Company Securityholder is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act, or Parent shall not otherwise be satisfied, in its reasonable discretion, that such Company Securityholder is an “accredited investor” as so defined or that the issuance of shares of Parent Common Stock to such Company Securityholder is otherwise lawful. If Parent has not received a completed Accredited Investor Questionnaire in respect of a Company Securityholder confirming that such Company Securityholder is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act, and is otherwise unable to satisfy itself, in its reasonable discretion, that a Company Securityholder is an “accredited investor” as so defined, or that the issuance of shares of Parent Common Stock to such Company Securityholder is otherwise lawful, then such Company Securityholder shall be entitled to receive the portion of the Aggregate Closing Consideration attributable to the shares of Company Stock held by such Company Securityholder that would have been paid in Parent Common Stock solely in cash in lieu of such Parent Common Stock (in an amount equal to the number of shares of Parent Common Stock payable to such Company Securityholder multiplied by the Average Parent Common Stock Price), and the Parent Common Stock otherwise payable to such Company Securityholder shall instead be reallocated among the remaining Company Securityholders eligible to receive Parent Common Stock pursuant to this Section 3.7(b) (with such remaining Company Securityholders having a corresponding reduction in the cash consideration otherwise payable thereto).
(ii)    Notwithstanding anything to the contrary in this Agreement, if between the date of this Agreement and the Closing, with respect to the outstanding shares of Parent Common Stock, there shall have been any dividend (whether in cash, stock or otherwise) with a record date during such period, subdivision, reclassification, recapitalization, split, combination, exchange or readjustment of shares, or any similar event, then the number of shares of Parent Common Stock included in the Aggregate Closing Consideration and any other number or amount contained herein which is based upon the number of outstanding shares of Parent Common Stock will be appropriately adjusted to reflect such dividend, subdivision, reclassification, recapitalization, split, combination, exchange or readjustment of shares, or any similar event.
(c)    Surrender and Delivery Procedures.
(i)    As soon as reasonably practicable after the date hereof, but no later than five (5) Business Days hereafter, Parent shall instruct the Payments Administrator to distribute to the Company Stockholders (i) the Letter of Transmittal, (ii) the Lockup Agreement, if applicable and not already delivered to Parent, (iii) an Accredited Investor Questionnaire and (iv) instructions for use in effecting the surrender of the certificates representing shares of Company Stock (the “Stock Certificates”) in exchange for the Per Share Closing Consideration. The payment of the Per Share Closing Consideration with respect to each Stock Certificate outstanding as of the Effective Time is conditioned upon (A) the execution and delivery of the Letter of Transmittal and the Accredited Investor Questionnaire, (B) the delivery of such Stock Certificates related thereto and (C) in the case of Company Stockholders that will be receiving shares of Parent Common Stock, the execution and delivery of the Lockup Agreement. Promptly following the Effective Time, provided the Payments Administrator has received an original Stock Certificate (or an affidavit of loss) together with a duly completed and validly executed Letter of Transmittal and Accredited Investor Questionnaire (and, if applicable, the Lockup Agreement), the Payments Administrator shall deliver to the Company Stockholder who surrendered such Stock Certificate (x) the applicable Per Share Closing

Consideration as shown on the Securityholder Schedule, but, in each case, without interest and less any applicable withholding taxes (which shall be withheld from the cash portion of the Per Share Closing Consideration) and (y) for those Company Stockholders receiving shares of Parent Common Stock, evidence of the issuance, in book entry form, by Parent’s transfer agent of the number of whole shares of Parent Common Stock for such Company Stockholder as shown on the Securityholder Schedule. Notwithstanding the foregoing, any Company Stockholder that no less than three (3) Business Days prior to the Closing surrenders to the Payments Administrator such Stock Certificates (or affidavits of loss) and such duly completed and validly executed Letter of Transmittal and Accredited Investor Questionnaire (and, if applicable, the Lockup Agreement), shall be entitled to payment on the Closing Date of such Company Stockholder’s Per Share Closing Consideration. If payment of any portion of the applicable Per Share Closing Consideration is to be made to a person, firm, entity, partnership, association or any business organization or division thereof (each a “Person”) other than the Person in whose name the surrendered Stock Certificates are registered, it shall be a condition of payment that the Person requesting such payment (x) shall have paid any transfer and other Taxes required by reason of the payment of those amounts to a Person other than the registered holder of the Stock Certificates surrendered, and shall have established to the satisfaction of Parent that such Tax has been paid, or (y) shall have established to the satisfaction of Parent that such Tax is not applicable. From and after the Effective Time, until surrendered as contemplated by this Section 3.7(c), each Stock Certificate shall be deemed to represent for all purposes only the right to receive the applicable Per Share Closing Consideration and the right to receive any additional amounts payable in accordance with the provisions of Section 3.4, Section 3.5, Section 3.6, Section 14.3 and Section 15.5.
(ii)    The payment of the Per Share Option Consideration with respect to any Optionholder who will be receiving shares of Parent Common Stock is conditioned upon the execution and delivery of the Lockup Agreement and the Accredited Investor Questionnaire by such Optionholder. Promptly following the Effective Time, provided Parent has received the Accredited Investor Questionnaire and the Lockup Agreement from any Optionholder who will be receiving shares of Parent Common Stock, Parent shall deliver to each such Optionholder evidence of the issuance, in book entry form, by Parent’s transfer agent of the number of whole shares of Parent Common Stock for such Optionholder as shown on the Securityholder Schedule.
(d)    Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the shares of Company Stock on the records of the Company. From and after the Effective Time, the holders of Stock Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Legal Requirements. After the Effective Time, the Payments Administrator shall cancel and exchange, as provided in this SECTION 3, any presented Stock Certificates outstanding immediately prior to the Effective Time.
(e)    No Liability. None of Parent, the Surviving Corporation or the Payments Administrator shall be liable to any holder of a certificate formerly representing shares of Company Stock for any amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement.
(f)    Withholding Rights. Each of Parent, the Surviving Corporation and the Payments Administrator shall be entitled to deduct and withhold from payment of the Per Share Closing Consideration, Per Share Option Consideration or any other amounts (or any portion thereof) payable pursuant to this Agreement (by withholding from the cash portion thereof) to, or on behalf of, any Company Securityholder, and the Escrow Agent shall be entitled to deduct and withhold from payment of any amounts

(or any portion thereof) otherwise payable pursuant to the Escrow Agreement to any Company Securityholder, such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or any other Tax Law; provided, that Parent shall use commercially reasonable efforts to give prior notice to the Stockholder Representative of any amounts that Parent, the Surviving Corporation, or, to the Knowledge of Parent, the Payments Administrator intends to withhold from any payments hereunder (other than with respect to compensatory payments); provided further, that the parties to this Agreement shall reasonably cooperate with each other, as and to the extent reasonably requested by the other, to minimize or eliminate any potential deductions and withholdings that Parent, the Surviving Corporation, the Payments Administrator or other applicable withholding agent may believe it is required to make under applicable Legal Requirements. To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Payments Administrator or the Escrow Agent, such withheld amounts shall be remitted to the appropriate Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to the Company Securityholder to whom such amounts would otherwise have been paid. Notwithstanding anything herein, any compensatory amounts payable pursuant to or as contemplated by this Agreement shall be remitted to the applicable recipient for payment to the applicable person through the Surviving Corporation’s regular payroll procedures, as applicable.
(g)    Lost, Stolen or Destroyed Stock Certificates. In the event any original Stock Certificate(s) shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit of that fact by the applicable Company Stockholder in form reasonably satisfactory to Parent, Parent shall instruct the Payments Administrator to pay that Company Stockholder the Per Share Closing Consideration as provided in this SECTION 3; provided, however, that Parent or the Payments Administrator may, in its sole discretion and as a condition precedent to issuing such instruction to the Payments Administrator, require that Company Stockholder to deliver an agreement of indemnification, in a form reasonably satisfactory to Parent, against any claim that may be made against Parent, the Surviving Corporation or the Payments Administrator with respect to the Stock Certificate(s) alleged to have been lost, stolen or destroyed.
(h)    Dissenting Shares. The provisions of this Section 3.7 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under this Section 3.7 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the applicable amounts provided in SECTION 3.
(i)    Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger. All fractional shares of Parent Common Stock that a single Company Securityholder would be entitled to receive shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each Company Securityholder otherwise entitled to a fractional interest in a share of Parent Common Stock shall be entitled to receive a cash payment in lieu thereof (rounded to the nearest cent), which payment shall be determined by multiplying (a) the Average Parent Common Stock Price by (b) the fractional interest in a share of Parent Common Stock such holder would otherwise be entitled to receive pursuant to Section 3.7(c). Any adjustments to be made pursuant to this Section 3.7(i) shall be reflected on the Securityholder Schedule.
(j)    Distributions on Parent Common Stock After the Closing. No dividends or other distributions with respect to shares of Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered shares of Company Common Stock until such shares of Company Common Stock are surrendered as provided in Section 3.7(c). Following such surrender, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such shares of Parent Common Stock with a record date after the Closing and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Closing but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Closing.
SECTION 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth on the Disclosure Schedule, subject to Section 17.13 (Exhibits and Schedules), the Company represents and warrants to Parent and Merger Sub as follows, both as of the date hereof and also at the Closing Date (unless the particular statement speaks expressly as of another date, in which case it is true, complete, and correct as of such other date):
4.1    Organization and Good Standing of the Company; Company Organizational Documents.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties, as applicable, and conduct its business as currently conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of business or the ownership of its properties requires such qualification or authorization, except where any failure to be so qualified, authorized or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Section 4.1(a) of the Disclosure Schedule sets forth a list of all jurisdictions in which the Company is duly qualified or authorized to do business as a foreign corporation.
(b)    Prior to the date of this Agreement, the Company has furnished to Parent true, complete and correct copies of the Company Organizational Documents. The Company Organizational Documents are in full force and effect and the Company is not in violation of any provision of the Company Organizational Documents or any other organizational or governing documents applicable to it. Section 4.1(b) of the Disclosure Schedule lists the directors and officers of the Company as of the date hereof.
4.2    Capitalization.
(a)    The authorized capital stock of the Company consists of (i) 70,000,000 shares of Company Common Stock, of which on the date hereof 59,115,271 shares are issued and outstanding and (ii) 5,000,000 shares of Company Preferred Stock, of which on the date hereof no shares are issued and outstanding.
(b)    As of the date of this Agreement, there were outstanding Company Options to purchase an aggregate of 9,500,535 shares of Company Common Stock.
(c)    All of the issued and outstanding shares of Company Stock have been duly authorized, validly issued, fully paid and nonassessable. With respect to Company Options, Section 4.2(c) of the Disclosure Schedule sets forth, as of the date hereof, each individual holder, the respective grant date, expiration date, vested balance, and exercise price. Except (i) as set forth in Section 4.2(c) of the Disclosure Schedule, no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase, acquire (including, rights of first refusal, anti-dilution or pre-emptive rights) or register under the Securities Act any shares of capital stock of the Company is authorized or outstanding. From and after the Effective Time, no holder of any Company Option will have the right to any consideration with respect thereto, except as set forth in this Agreement. Except as set forth in Section 4.2(c) of the Disclosure Schedule, the Company does not have any obligation to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidence of indebtedness or assets of the Company. Except as set forth in Section 4.2(c) of the Disclosure Schedule, the Company does not have any obligation to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company. Other than the shares of Company Stock issuable upon exercise of the Company Options, there are no other outstanding securities of the Company entitled, and no separate contractual rights entitling any holders, to vote on any matters put to a vote of Company Stockholders. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with all applicable Legal Requirements. As of the date hereof, all of the outstanding shares of Company Stock are owned of record by the holders and in the respective amounts as are set forth in Section 4.2(c) of the Disclosure Schedule.
(d)    Each of the currently outstanding Company Options was granted under the Company Option Plans. No consent of any holder of any Company Option is required to effect the treatment of such Company Option under Section 3.3.
4.3    Company Subsidiaries.
(a)    Section 4.3 of the Disclosure Schedule sets forth the name of each Subsidiary of the Company (each a “Company Subsidiary,” and together, the “Company Subsidiaries”), and, with respect to each Company Subsidiary, the jurisdiction in which it is incorporated or organized, the jurisdictions, if any, in which it is qualified to do business, the number of shares of its authorized capital stock (if applicable) and the number and class of shares thereof (or similar equity interests) duly issued and outstanding. Except for the Company Subsidiaries, the Company does not have any Subsidiaries. The Company does not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any corporation, partnership, joint venture or other business association or entity. Each former Subsidiary of the Company that is no longer in existence has been duly dissolved or merged out of existence in accordance with its applicable organizational documents and the laws of the jurisdiction of its incorporation or organization and there are no outstanding Liabilities, including Taxes, with respect to any such entity.
(b)    Each Company Subsidiary is a duly organized and validly existing corporation, partnership or other entity in good standing under the laws of the jurisdiction of its incorporation or organization and is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing has not had and would not have a Material Adverse Effect. Each Company Subsidiary has all requisite corporate or entity power and authority to own, lease, and operate its properties, as applicable, and to carry on its business as currently conducted. All outstanding shares of stock of each Company Subsidiary have been duly authorized and validly issued and are fully paid and non‑assessable (in each case, as applicable) and not subject to preemptive rights created by statute, the organizational documents of such Company Subsidiary, or any agreement to which such Company Subsidiary is a party or by which it is bound, and have been offered, issued and sold in compliance with all applicable Legal Requirements. All of the outstanding shares of capital stock of each Company Subsidiary are owned of record and beneficially by the Company or another Company Subsidiary free and clear of any and all Liens except as set forth in Section 4.3(b) of the Disclosure Schedule.
(c)    Except as set forth in Section 4.3(c) of the Disclosure Schedule, there are no subscriptions, options, warrants, calls, rights (contingent or otherwise), commitments or agreements of any character, written or oral, to which the Company or any Company Subsidiary is a party or by which it is bound obligating a Company Subsidiary (or the Company to cause a Company Subsidiary) to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock of any Company Subsidiary or obligating any Company Subsidiary to grant, extend, change the price of, otherwise amend or enter into any such subscription, option, warrant, call right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of the Company Subsidiaries. Neither the Company nor any Company Subsidiary has agreed or is obligated to make any future investment in or capital contribution to any Person.
(d)    Prior to the date of this Agreement, the Company has furnished to Parent true, complete and correct copies of the charter and bylaws or similar organizational documents of each Company Subsidiary. Each such charter and bylaws or similar organizational document is in full force and effect and no Company Subsidiary is in violation of any provision of its charter, bylaws or other organizational or governing documents. Section 4.3(d) of the Disclosure Schedule lists the directors and officers of each Company Subsidiary as of the date hereof.
4.4    Securityholder Schedule. The Securityholder Schedule delivered in advance of the Closing will be true, complete and correct as of the Effective Time, and the calculations performed to compute such information will be, accurate and in accordance with the terms of this Agreement, the Company’s charter and bylaws and all other agreements and instruments among the Company and the Company Securityholders, and no Company Securityholder shall be entitled to any amounts payable in connection with the Closing in respect of Company securities held by such Company Securityholder except as provided on the Securityholder Schedule or as a result of exercised and perfected appraisal or dissenter’s rights.
4.5    Authority.
(a)    The Company has all necessary corporate power and authority to execute and deliver this Agreement and each instrument required hereby to be executed and delivered by the Company at the Closing and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each instrument required hereby to be executed and delivered by the Company at the Closing and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action; and, other than the receipt of the Requisite Stockholder Approval, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and as otherwise required by the DGCL, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any instrument required hereby to be executed and delivered by the Company at the Closing or to consummate the transactions contemplated hereby or thereby. The Company Board has unanimously (i) determined that this Agreement is advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company Stockholders, (iii) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iv) determined to recommend that the Company

Stockholders adopt this Agreement and approve each of the transactions contemplated by this Agreement, including the Merger. None of such actions by the Company Board has been amended, rescinded or modified.
(b)    This Agreement has been, and each instrument required hereby to be executed and delivered by the Company at the Closing will be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub and the Stockholder Representative, as applicable, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles (the “Bankruptcy and Equity Exceptions”).
4.6    No Conflict. The execution and delivery of this Agreement by the Company and each instrument required hereby to be executed and delivered by the Company at the Closing, the compliance by the Company with the provisions of this Agreement and each instrument required hereby to be executed and delivered by the Company at the Closing and the consummation of the transactions contemplated hereby or thereby, will not (i) conflict with or violate the Company Organizational Documents, (ii) except as set forth on Section 4.6 of the Disclosure Schedule, conflict with in any material respect, result in a material breach of, constitute (with or without due notice or lapse of time or both) a material default under, result in the material acceleration of, create in any party the right to materially accelerate, terminate, modify in any material respect or cancel, or require any notice, Consent or waiver under, or result in the loss of any material benefit to which the Company is entitled under, any Material Contract, (iii) result in the creation or imposition of any Lien upon any assets of the Company or any shares of Company Stock, or (iv) violate any Legal Requirement applicable to the Acquired Companies or any of their respective properties or assets, other than, in the case of the preceding clauses (ii) and (iv), any such conflicts or violations as have not had and would not reasonably be expected to have a Material Adverse Effect.
4.7    Consents. Except as would not be or reasonably be expected to be material to the Acquired Companies, taken as a whole, and except as set forth on Section 4.7 of the Disclosure Schedule, and assuming the truth and accuracy of Parent’s representation in Section 5.2(b), no consent, approval, order, permit or authorization of, or registration, declaration or filing with, or notification to (together, the “Consents”) any Governmental Authority or any Person under the terms of the Material Contracts is required to be obtained by the Company or any Company Subsidiary in connection with, or as a result of, the execution and delivery or consummation of this Agreement or the Escrow Agreement, the Merger or the other transactions to be consummated at the Closing as contemplated by this Agreement, except for (i)  the Requisite Stockholder Approval, (ii) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware and (iii) the expiration or termination of any applicable waiting period (and any extensions thereof) under the HSR Act.
4.8    Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any Company Stock necessary to approve and adopt this Agreement and approve the transactions contemplated hereby, including the Merger (collectively, the “Requisite Stockholder Approval”).
4.9    Absence of Changes. Since the date of the Most Recent Balance Sheet, there has been no Material Adverse Effect. Without limiting the generality of the foregoing, since the date of the Most Recent Balance Sheet, except as set forth on Section 4.9 of the Disclosure Schedule, each of the Acquired Companies has not:

(a)    declared, set aside, made or paid any dividend or other distribution in respect of its capital stock, or agreed to do any of the foregoing, or purchased or redeemed or agreed to purchase or redeem, directly or indirectly, any shares of its capital stock (other than as provided by any Company Option Plan);
(b)    split, combined, recapitalized or reclassified any of its capital stock;
(c)    adopted, amended, modified, or terminated any Company Plan (other than with respect to annual renewals, employee offer letters and Company Options in the Ordinary Course of Business, as may have been required by the terms of a Company Plan, or as may have been required by applicable Legal Requirements) or adopted any collective bargaining agreement;
(d)    materially increased any compensation or fringe benefits, paid any bonus, granted or increased any severance or termination pay or otherwise changed any of the terms of employment or service for any of its current Employees or Service Providers who receive base compensation in excess of $250,000 per year, other than annual bonuses payable in the Ordinary Course of Business;
(a)    hired any non-officer employee other than in the Ordinary Course of Business, or hired, elected or appointed any officers or directors;
(b)    made any payment in excess of $100,000 of any nature to any current Employee or Service Provider (other than salary, bonuses or fees payable in the Ordinary Course of Business);
(c)    acquired or disposed of any assets or properties (other than the Intercompany Notes) having a value in excess of $250,000 (individually or in the aggregate);
(d)    acquired or agreed to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or corporation, partnership, association or other business organization or division thereof;
(e)    issued or sold any shares of its capital stock of any class or series or any options, warrants, conversion or other rights to purchase any such shares or any securities convertible into or exchangeable for such shares (other than the issuance of Company Stock upon the exercise of Company Options);
(f)    entered into any partnership, joint venture, joint development or other similar arrangement with one or more Persons;
(g)    incurred, or entered into any Contract with respect to, any Indebtedness, (other than (x) borrowings in the Ordinary Course of Business, (y) in connection with the 2017 Refinancing and (z) the Intercompany Notes);
(h)    materially changed or modified its credit, collection or payment policies, procedures or practices, including accelerated collections or receivables (whether or not past due) or failed to pay or delayed payment of payables or other Liabilities;
(i)    materially changed or modified the payment terms or payment schedule of any receivables, accelerated the collection of any receivables or sold, securitizied or otherwise transferred any accounts receivable;

(j)    forgiven or canceled any Liens, or waived any rights, in each case, in favor of any of the Acquired Companies, having a value in excess of $250,000;
(k)    incurred a capital expenditure or made a commitment to incur a capital expenditure exceeding $250,000 individually or $500,000 in the aggregate;
(l)    other than as required by GAAP, changed (i) any accounting or Tax reporting policies, procedures or practices (including, any change in depreciation or amortization policies or rates and any change in procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable) or (ii) any assumption underlying or method of calculating any bad debt contingency or other reserve;
(m)    made, changed or rescinded any material Tax election outside the Ordinary Course of Business or otherwise inconsistent with past practice; entered into any closing agreement; settled or compromised any United States federal, state, local or foreign Tax Liability, Lien, assessment, refund, offset or Audit; agreed to an extension of a statute of limitations in connection with any Action related to Taxes;
(n)    revalued any of its assets (whether tangible or intangible), including writing down the value of inventory or writing off, discounting or otherwise compromising any notes or accounts receivable in an amount in excess of $250,000 individually or $500,000 in the aggregate;
(o)    commenced or settled any Action involving an amount in excess of $500,000;
(p)    suffered any damage, destruction or loss, not covered by insurance, with respect to its property and assets having a replacement cost of more than $250,000 for any individual loss or $500,000 for all such losses;
(q)    adopted a plan of partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of any Acquired Company or made any material reductions in workforce;
(r)    amended any of its organizational documents;
(s)    undergone any change in its financial condition, properties, assets, management, liabilities, business or results of operations or event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(t)    transferred, assigned, disposed of or granted any license or sublicense of any material rights under or with respect to any Company Intellectual Property or any Contract relating to Intellectual Property to which any Acquired Company is a party, beneficiary, or otherwise has any rights or obligations other than non-exclusive internal-use licenses to the Proprietary Products granted to customers of the Acquired Companies in the Ordinary Course of Business;
(u)    terminated, amended or waived any rights under any (i) Material Contract disclosed in Section 4.17 of the Disclosure Schedule, (ii) Real Property Lease, or (iii) license with respect to material Intellectual Property, other than termination, amendment or waiver in the Ordinary Course of Business of non-exclusive internal-use licenses to the Proprietary Products granted to customers of the Acquired Companies;

(v)    entered into any Contract that restrains, restricts, limits or impedes the ability of the Acquired Companies to compete with or conduct any business in any geographic area or field of interest, or granted exclusive rights in connection with its product or technology; or
(w)    entered into or amended any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.
4.10    Financial Statements. Attached hereto as Section 4.10 of the Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”): (i) the audited consolidated balance sheets of ABILITY Network Inc. as of December 31, 2014, December 31, 2015, and December 31, 2016 (with the December 31, 2016 balance sheet being referred to as the “Audited Balance Sheet”) and the related audited consolidated statements of operations and cash flows for the fiscal years then ended, including all notes and schedules thereto, accompanied by the reports thereon of ABILITY Network Inc.’s independent auditors, (ii) the unaudited consolidated balance sheet of ABILITY Network Inc. as of December 31, 2017 (the “Most Recent Balance Sheet”) and the related unaudited consolidated statements of operations and cash flows for the fiscal year then ended and (iii) unaudited consolidated balance sheets of the Company as of December 31, 2015, December 31, 2016 and December 31, 2017 and the related unaudited consolidated statements of operations and cash flows for the fiscal years then ended. The Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods presented (except as may be indicated in the notes thereto and except that the unaudited financial statements (y) may be subject to normal year-end adjustments (none of which are materially adverse to the financial condition of the Acquired Companies, taken as a whole) and (z) need not contain footnote disclosures required by GAAP). The Financial Statements have been prepared in accordance with the books and records of the Company and its Subsidiaries and present fairly in all material respects, subject to the last parenthetical set forth in the immediately preceding sentence, the consolidated financial condition, results of operations, and cash flows of ABILITY Network Inc. and the Company, as the case may be, as of the dates and for the periods indicated.
4.11    Absence of Undisclosed Liabilities; Indebtedness. Except as set forth in Section 4.11 of the Disclosure Schedule, the Company (on a consolidated basis with the Company Subsidiaries) has no material Liabilities whether or not required to be disclosed on the face of a balance sheet prepared in accordance with GAAP as consistently applied by the Acquired Companies, except for Liabilities (a) reflected on or adequately reserved against in, the Most Recent Balance Sheet, (b)  which have arisen since the date of the Most Recent Balance Sheet in the Ordinary Course of Business and which are, in nature and amount, consistent with those incurred historically and are not material, individually or in the aggregate, to the Acquired Companies, taken as a whole, (c) Indebtedness with respect to the 2017 Refinancing, (d) Liabilities pursuant to the Intercompany Notes or (e) Liabilities arising under this Agreement or any other transaction document contemplated hereby.
4.12    Accounts Receivable. To the Company’s Knowledge, all of the accounts and notes receivable of the Company and the Company Subsidiaries, whether reflected on or arising since the date of the Most Recent Balance Sheet, have arisen from bona fide transactions in the Ordinary Course of Business and carried at values determined in accordance with GAAP consistently applied and are valid, genuine, and, subject to the allowance for doubtful accounts set forth therein, fully collectible in the aggregate amount thereof; provided, that the foregoing shall not be construed as a guarantee of such collectability.
4.13    [Reserved]

4.14    Taxes.
(a)    (i) Except as set forth on Section 4.14(a) of the Disclosure Schedule, all income and other material Tax Returns (including for the avoidance of doubt any Tax Return relating to the payment of more than $5,000 in Taxes on an annualized basis) required to be filed by or on behalf of each Acquired Company have been duly and timely filed with the appropriate Tax Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects, including being true, complete and correct as such Tax Returns relate to the amount of Taxes shown as due thereon; and (ii) all Taxes payable by or on behalf of each Acquired Company, whether or not shown or required to be shown on such Tax Returns, have been or will be when due fully and timely paid. With respect to any period for which such Tax Returns have not yet been filed or for which such Taxes are not yet due or owing, (x) the Company has made due and sufficient accruals for such Taxes on the Audited Balance Sheet as required by GAAP and (y) the Company’s balance sheet as of the Closing, as delivered to Parent pursuant to this Agreement, will have due and sufficient accruals for all Taxes of any Acquired Company with respect to any Tax periods ending on or prior to the Closing Date and for the portion of any Straddle Period ending at the close of business on the Closing Date (determined as provided in Section 15.1) and Transfer Taxes for which the Company Stockholders are responsible pursuant to Section 15.2. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each Acquired Company.
(b)    Except as set forth on Section 4.14(b) of the Disclosure Schedule, each Acquired Company has complied with all applicable Legal Requirements relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Tax Authority all amounts required to be so withheld and paid under Tax Law. Each Acquired Company has timely collected all sales, use and value added Taxes required to be collected by it that do not exceed the amount reserved for such Taxes taken by the Acquired Companies and has timely remitted all such Taxes to the appropriate Tax Authorities; it being understood that the Acquired Companies have established reserves for sales, use and value added Taxes in an amount as set forth on Section 4.14(b) of the Disclosure Schedule.
(c)    Parent has received or the Company has made available to Parent complete copies of (i) all income and other material Tax Returns of, or including, each Acquired Company for Tax periods beginning after December 31, 2014 and (ii) any Audit report or other similar correspondence issued to or with respect to any Acquired Company received after December 31, 2014.
(d)    No written claim has been received from, and to the Company's Knowledge no claim has been made by, a Tax Authority in a jurisdiction where an Acquired Company does not file a Tax Return such that such Acquired Company is or may be subject to taxation in that jurisdiction. Section 4.14(d) of the Disclosure Schedule sets forth each jurisdiction (other than United States federal) in which each Acquired Company is or has been registered for, or paid, income or other non-de minimis Taxes or is required to file or has been required to file any income or other non-de minimis Tax Return since December 31, 2014.
(e)    All deficiencies asserted in writing or assessments made as a result of any examinations by any Tax Authority of the Tax Returns of, or including, any Acquired Company have been or will be fully paid when due unless they are being contested in good faith. Except as set forth on Section 4.14(e) of the Disclosure Schedule, no federal, state, local or foreign Audits, investigations or other administrative proceedings or court proceedings are presently pending, or have been threatened or proposed in writing, with regard to any Taxes or Tax Returns filed by or on behalf of any Acquired Company.

(f)    Each Acquired Company uses the accrual method of accounting for Tax purposes. No Acquired Company has made a material election in respect of Taxes that would remain in effect following the Closing or otherwise apply to a Post-Closing Tax Period.
(g)    No Acquired Company nor any other Person on behalf of any Acquired Company (i) has requested in writing any extension of time within which to file any Tax Return, which Tax Return has since not been filed, other than routine extensions for periods not exceeding six months beyond the otherwise applicable due date, (ii) has granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid, or (iii) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.
(h)    No Acquired Company is, or will be, on or before the Closing Date, a “United States real property holding corporation” within the meaning of Section 897 of the Code during the five year period ending on the Closing Date.
(i)    Except as set forth on Section 4.14(i) of the Disclosure Schedule, no Acquired Company is a party to any written Tax sharing, allocation, indemnity or similar agreement or arrangement pursuant to which it will have any obligation to make any payments after the Closing (other than commercial arrangements entered into in the Ordinary Course of Business the principal purpose of which is not primarily related to Taxes).
(j)    Except as set forth on Section 4.14(j) of the Disclosure Schedule, no Acquired Company has requested or received any private letter ruling of the IRS or comparable rulings of any Tax Authority.
(k)    Except as set forth on Section 4.14(k) of the Disclosure Schedule, there are no Liens as a result of any unpaid Taxes upon any of the assets of any Acquired Company, other than Permitted Liens.
(l)    No Acquired Company has ever been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes, other than a group of which the Company was the common parent. No Acquired Company has any Liability for Taxes of any Person other than one or more of the other Acquired Companies under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax law), or as a transferee or successor, or by contract or otherwise (other than commercial arrangements entered into in the Ordinary Course of Business the principal purpose of which is not primarily related to Taxes).
(m)    No Acquired Company has a permanent establishment in any country other than the United States of America. No Acquired Company is a party to a gain recognition agreement under Section 367 of the Code. No Acquired Company has ever participated in an international boycott, as defined in Section 999 of the Code.
(n)    No Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) within the past five (5) years or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(o)    No Acquired Company will be required to include any item of income or exclude any deduction in the computation of taxable income (including any such item that may be included in the computation of the taxable income of Parent or any of its Affiliates for any taxable period or portion thereof ending after the Closing Date) as a result of (i) any installment sale or open transaction disposition made prior to the Closing, (ii) any prepaid amount received prior to the Closing, (iii) any change of method of Tax accounting, closing agreement or intercompany transaction made or entered into prior to the Closing, or (iv) Section 108(i) of the Code.
(p)    There is no income of any Acquired Company that will be required under applicable Tax Law to be reported by Parent or any of its Affiliates, including the Surviving Corporation, for a Tax period beginning after the Closing which taxable income was realized (and reflects economic income) arising prior to the Closing.
(q)    No Acquired Company has participated in any way (i) in any “tax shelter” within the meaning of Section 6111 of the Code (as in effect prior to the enactment of P.L. 108‑357) or any comparable laws of jurisdictions other than the United States or (ii) in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011‑4 (as in effect at the relevant time) or any comparable laws of jurisdictions other than the United States.
(r)    All related party transactions involving any of the Acquired Companies are at arm’s length in compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder, and any similar provision of state, local and non-United States law. No Acquired Company is a party to any cost-sharing agreement or similar arrangement which is not a “qualified cost sharing arrangement” within the meaning of Treasury Regulations Section 1.482-7. All intercompany payments between the Acquired Companies have been calculated in accordance with Treasury Regulations Section 1.482-7. Each Acquired Company has maintained in all respects all necessary documentation in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder.
(s)    None of the outstanding shares of Company Stock that were issued in connection with the performance of services are subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code and the Treasury Regulations promulgated thereunder.
(t)    There currently are no limitations on the utilization of the net operating losses, built-in losses, capital losses, tax credits or other similar items of any Acquired Company under (i) Section 382 of the Code, (ii) Section 383 of the Code, (iii) Section 384 of the Code, (iv) Section 269 of the Code, (v) the Treasury Regulations under Section 1502 of the Code, or (vi) any Legal Requirements of jurisdictions other than the United States comparable to any of the foregoing.

4.151    Real Property.
(a)    None of the Acquired Companies owns any real property.
(b)    Each lease for real property of the Company or any Company Subsidiary is identified in Section 4.15(b) of the Disclosure Schedule (the “Real Property Leases”). Except as set forth in Section 4.15(b) of the Disclosure Schedule, each of the Real Property Leases is enforceable against any Acquired Company party thereto. To the Company’s Knowledge, no event has occurred or condition exists that with notice or lapse of time, or both, would constitute a material default by any Acquired Company under any of the Real Property Leases.
(c)    Each of the Acquired Companies has neither transferred or assigned any interest in any Real Property Lease, nor subleased or otherwise granted rights of use or occupancy of any of the premises described therein to any Person. The facilities subject to the Real Property Leases (the “Leased Premises”) and the personal property owned or leased by the Company or a Company Subsidiary are free from any material defects, reasonable wear and tear excepted, and are sufficient for the uses for which they are being used in all material respects.
(d)    To the Company’s Knowledge, each Acquired Company has all certificates of occupancy and material Permits of any Governmental Authority necessary for the current use and operation of each of the Leased Premises, and each Acquired Company has complied in all material respects with all material conditions of the Permits applicable to them.
(e)    No Acquired Company owns, holds or is obligated under or is a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.
4.16    Environmental Matters. To the Company’s Knowledge, and except as would not have or reasonably be expected to have a Material Adverse Effect: (a) each Acquired Company is and has been in material compliance with all Environmental Laws; (b) there has been no release or threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned or leased by any Acquired Company; (c) there have been no Hazardous Substances generated by any Acquired Company that have been disposed of, or come to rest at, any site that has been included in any published United States federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority within or outside the United States; (d) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste (as defined by the Resource Conservation and Recovery Act, as amended), stored on, any site owned, leased or otherwise used by any Acquired Company, except for the storage of hazardous waste in compliance with Environmental Laws; and (e) the Company has made available to Parent true, complete and correct copies of all material environmental Permits, notifications, or reports prepared or received by or for the Company or any Company Subsidiary in the past five (5) years.
4.17    Material Contracts. All of the following Contracts to which any Acquired Company is a party or by which it or its assets or properties are bound as of the date hereof are set forth in Section 4.17 of the Disclosure Schedule by reference to the applicable subsection below:
(a)    any Contract or series of related Contracts with the same counterparty or its Affiliates which requires aggregate future expenditures by an Acquired Company in excess of $250,000;

(b)    any Contract for the sale of any commodity, product, material, supplies, equipment or other personal property for a sale price in excess of $250,000 (other than Contracts listed in Section 4.17(j) of the Disclosure Schedule);
(c)    any distributor, reseller manufacturer’s representative, sales representative or similar Contract, the performance of which mandates payment of consideration in excess of $250,000 over the life of such Contract, other than any Contract under which any Acquired Company has the right to terminate without penalty on ninety (90) days’ notice or less;
(d)    any Contract (other than nondisclosure agreements entered into in the Ordinary Course of Business) that is material to the operation of any of the Acquired Companies under which any Acquired Company is materially restricted from carrying on any business or other services or competing with any Person anywhere in the world, or materially restricted from soliciting or hiring any person with respect to employment, or which would so restrict the Surviving Corporation, Parent or any successor in interest thereof after the Closing Date;
(e)    any loan agreement, indenture, note, bond, debenture or any other Contract evidencing Indebtedness or a Lien to any Person or any commitment to provide any of the foregoing, or any agreement of guaranty, indemnification or other similar commitment with respect to the Liabilities of any other Person, in each case, except any such agreement with an aggregate outstanding principal amount not exceeding $250,000;
(f)    any Contract for the disposition of any material portion of any Acquired Company’s assets or business (whether by merger, sale of stock, sale of assets or otherwise), in each case, for consideration in excess of $250,000;
(g)    any Contract for the acquisition of the business or capital stock of another party (whether by merger, sale of stock, sale of assets or otherwise);
(h)    any Contract concerning a partnership, joint venture, joint development or other similar arrangement with one or more Persons;
(i)    any hedging, futures, options or other derivative Contract;
(j)    all customer Contracts for the sale of products or services to a customer listed in Section 4.32 of the Disclosure Schedule;
(k)    any Contract under which any Acquired Company has agreed not to commence or to settle any litigation involving an amount in excess of $250,000 other than in the Ordinary Course of Business;
(l)    any other Contract (or group of Contracts with the same counterparty) which is material to the operation of any of the Acquired Companies and contains any “most favored nation” or grants any Person exclusive rights in connection with any product or technology of any Acquired Company;
(m)    any Contract under which any Acquired Company has sold or has promised to sell or provide any good, service, or technology to any Person in any country under embargo by the United States (e.g., Iran, North Korea, Cuba, Syria, or Sudan), or to any Person to whom exports from the United States require an export license;

(n)    any Contract under which any Acquired Company has promised to provide or providing any good or service controlled by the United States ITAR (International Traffic in Arms Regulations); or
(o)    any other Contract to the extent not otherwise disclosed in the Disclosure Schedule that is material to any Acquired Company (provided that for purposes of this Section 4.17(o), no Contract shall be considered material solely on the basis of the amount of consideration thereunder).
Each Contract disclosed in the Disclosure Schedule or required to be disclosed pursuant to this Section 4.17 and each of the Real Property Leases (each a “Material Contract”) is a valid and binding agreement of the Acquired Company party thereto, and to the Company’s Knowledge, each other party thereto, and is in full force and effect in accordance with its terms subject to the Bankruptcy and Equity Exceptions. Neither the Acquired Company party thereto nor, to the Company’s Knowledge, any other party thereto is in default or breach in any material respect under the terms of any of the Material Contracts (a “default” being defined for purposes hereof as an actual default or event of default or the existence of any fact or circumstance which would, upon receipt of notice or passage of time, constitute a default or right of termination), nor will the consummation of the transactions contemplated by this Agreement give rise to any such default or breach thereof. No other party to any of the Material Contracts has exercised in writing any termination rights with respect thereto, and no other party to any of the Material Contracts has given written notice of any significant dispute with respect to any of the Material Contracts. True, complete and correct copies of each of the Material Contracts have been made available to Parent.
4.18    Related Parties and Related Party Transactions. Section 4.18 of the Disclosure Schedule sets forth any Contract between any Acquired Company and any current or former stockholder or current Employee (other than any Company Plan), or any “affiliate” or “associate” (other than portfolio companies, in the case of current and former stockholders) of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act), or, with respect to such Persons that are natural persons, any member of his or her immediate family (any of the foregoing, a “Related Party”) (other than with respect to current Employees the advance of business expenses in accordance with the Company’s policies and in the Ordinary Course of Business). Subject to the immediately preceding sentence of this Section 4.18, except as provided in Section 4.18 of the Disclosure Schedule, (a) no Related Party is indebted to any Acquired Company and (b) no Related Party owns any asset used in, or necessary to, the business of any Acquired Company.
4.19    Insurance. Section 4.19 of the Disclosure Schedule contains a true, complete and correct list as of the date hereof of all insurance policies maintained by or on behalf of any Acquired Company, other than any insurance policy associated with a Company Plan (the “Insurance Policies”). The Insurance Policies are in full force and effect, all premiums due thereon have been paid and the Acquired Company party thereto has complied in all material respects with the provisions of such Insurance Policies. As of the date hereof, no Acquired Company has received any written notices from any issuer of any of the Insurance Policies canceling or terminating them or otherwise making or requesting any material change to any of them. To the Company's Knowledge, there is no claim by any Acquired Company pending under any of such Insurance Policies as to which coverage has been denied or disputed by the underwriters. Except as set forth on Section 4.19 of the Disclosure Schedule, none of the Acquired Companies or any Affiliate thereof maintains, sponsors, participates in or contributes to any self-insurance plan.

4.20    Intellectual Property.
(a)    Section 4.20(a) of the Disclosure Schedule sets forth true, complete and correct lists of the following Intellectual Property, both United States and foreign, that is owned or exclusively licensed by any of the Acquired Companies as of the date of this Agreement, along with (A) the record owner of each such item of Intellectual Property, (B) whether it is owned or exclusively licensed, (C) the jurisdiction in which each such item of Intellectual Property has been registered or filed, (D) the applicable registration, application or serial number or similar identifier and (E) the status thereof, including any actions, filings or payments that are required or due within ninety (90) days of the date of this Agreement with respect thereto:
(i)    all Patents and pending Patent applications;
(ii)    all Trademark registrations, including all Internet domain name registrations, pending Trademark applications and material unregistered Trademarks; and
(iii)    all Copyright registrations and pending Copyright applications.
For purposes of this Agreement, the “Company’s Registered Intellectual Property” shall mean the above categories (i), (ii) and (iii), collectively (excluding material unregistered Trademarks).
(b)    All of the Company’s Registered Intellectual Property and the Company Intellectual Property or Intellectual Property purported to be owned by the Acquired Companies (including the Proprietary Products) are owned solely by the Company or a Company Subsidiary free and clear of any Liens (other than Permitted Liens).
(c)    All of the Company’s Registered Intellectual Property is valid, subsisting, in full force and effect (except with respect to applications), and has not expired or been cancelled or abandoned. All necessary documents and certificates in connection with the Company’s Registered Intellectual Property have been filed with, and all relevant fees have been paid to, the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting and maintaining the Company’s Registered Intellectual Property in full force and effect.
(d)    Each Acquired Company owns, or has valid rights to use, all of the Intellectual Property used or held for use in its respective business, as currently conducted, including, current development of and the design, reproduction, manufacture, branding, marketing, use, distribution, import, licensing, provision, offer for sale and sale of any Proprietary Product.
(e)    The conduct of the business of the Acquired Companies as currently conducted, and as has been conducted, including the design, development, reproduction, manufacture, branding, marketing, use, distribution, importation, licensing, provision, offer for sale and sale of Proprietary Products, does not infringe upon, dilute or misappropriate or otherwise violate, and has not infringed, diluted, misappropriated or otherwise violated any Intellectual Property or other proprietary right of any Person (including any right to privacy or publicity).
(f)    There is no pending or, to the Company’s Knowledge, threatened (and at no time in the past four (4) years has there been pending, or to the Company’s Knowledge, threatened any) Action in any jurisdiction (i) challenging the use, ownership, validity, enforceability or registerability of any Intellectual Property owned by any Acquired Company or held for use in the business of any Acquired Company, (ii) challenging any Acquired Company’s right to develop, manufacture, market, distribute, sell, license, import, export, make available, or use the Proprietary Products, or (iii) alleging that the activities or the conduct of any Acquired Company’s business dilutes, misappropriates, infringes, violates or constitutes the unauthorized use of, or will dilute, misappropriate, infringe upon, violate or constitute the unauthorized use of the Intellectual Property of any Person (nor to the Company’s Knowledge is there any basis therefor). No Acquired Company has received any written charge, complaint, claim, demand or notice alleging any such dilution, misappropriation, infringement, violation or unauthorized use (including any “invitation to license” letters or similar communications). Except as set forth in Section 4.20(f) of the Disclosure Schedule, no Acquired Company is party to any settlement, covenant not to sue, consent, decree, stipulation, judgment, or order resulting from any Action which (A) permits third parties to use any of the Intellectual Property owned by any Acquired Company or used or held for use in the business of any Acquired Company, (B) restricts any Acquired Company’s rights, or permits any Acquired Company, to use any Intellectual Property, or (C) restricts any Acquired Company’s business in order to accommodate any other Person’s Intellectual Property.
(g)    To the Company’s Knowledge, no Person is misappropriating, infringing, diluting or violating any Intellectual Property owned by any Acquired Company (“Company Intellectual Property”), and, in the past three (3) years, no Intellectual Property or other proprietary right misappropriation, infringement, dilution or violation Action has been brought against any Person by any Acquired Company.
(h)    Each Employee and Key Technology Contributor has executed a confidentiality and nondisclosure agreement in the form of the Company form provided to Parent, or at least as protective as such form. Other than under an appropriate confidentiality or nondisclosure agreement or contractual provision relating to confidentiality and nondisclosure, there has been no disclosure to any Person of material confidential information or Trade Secrets of any Acquired Company or of a Person to whom any Acquired Company has a confidentiality obligation. All Employees, Service Providers and other third parties who have made material contributions to the development of any Company Intellectual Property or Intellectual Property purported to be owned by any Acquired Company (including, all Employees, Service Providers or other third parties who have designed, written, tested or worked on any Software code contained in any Company Intellectual Property or such Intellectual Property, including any Proprietary Product), as well as all Key Technology Contributors, have signed a written assignment of inventions agreement (or for such Service Providers or other third parties, a written work-made-for-hire agreement) that assigns to an Acquired Company all of their right, title and interest in and to all Intellectual Property developed by them in the course of their work for an Acquired Company. To the Company’s Knowledge, no Employee, Key Technology Contributor or Service Provider is in violation of the agreements with the Company or a Company Subsidiary.
(i)    Except as set forth in Section 4.20(i) of the Disclosure Schedule, no Acquired Company has granted, or is obligated to grant, access or a license to any source code of the Proprietary Products (including, in any such case, any conditional right to access or under which any Acquired Company has established any escrow arrangement for the storage and conditional release of any such source code).
(j)    Section 4.20(j) of the Disclosure Schedule sets forth each item of Open Source Code that is contained in, distributed with (including offered on a SaaS or similar basis), or used in the development of any Proprietary Product or from which any part of any Proprietary Product is derived (together with the license or agreement therefor, applicable Proprietary Products, and a description of whether or not such Open Source Code is used, modified or distributed). No Acquired Company has used any Open Source Code in any manner than would, with respect to any Proprietary Product or portion thereof that is owned by (or purported to be owned by) or proprietary to any Acquired Company, require such software to be disclosed or distributed in source code form, licensed for the purpose of making derivative works, or redistributable at no charge, or otherwise result in such software being subject to the provisions of any Open Source Software license.
(k)    No Acquired Company has any obligation to pay any Person any future royalties for the continued use of Intellectual Property or will have any obligation to pay such royalties arising from the consummation of the transactions contemplated by this Agreement.
(l)    Section 4.20(l) of the Disclosure Schedule lists all Contracts to which any Acquired Company is a party with respect to any Intellectual Property that is material to any Acquired Company’s business (excluding (i) contracts for use by the Acquired Companies of Standard Software and (ii) customer agreements entered into in the Ordinary Course of Business pursuant to which customers receive only a non-exclusive internal-use license to the Proprietary Products), including all such Contracts pursuant to which an Acquired Company (A) is granted or obtains or agrees to obtain any right to use any material Intellectual Property, (B) is restricted in its right to use or register any material Intellectual Property or (C) permits or agrees to permit any other Person to use, enforce or register any material Intellectual Property, including all licenses of Intellectual Property granted to or by any Acquired Company and all assignments of Intellectual Property to or by any Acquired Company (collectively, “Material IP Contracts”). Each Material IP Contract is a valid and binding agreement of the Acquired Company party thereto and is in full force and effect in accordance with its terms. The Acquired Company party thereto is not in violation of any such Material IP Contract, and, to the Company’s Knowledge, no other party to any such Material IP Contract is in breach thereof or has failed to perform thereunder, nor will the consummation of the transactions contemplated hereby result in any violation, loss or impairment of ownership by any Acquired Company of, or its right to use, any Intellectual Property that is material to the business of any Acquired Company as currently conducted, nor require the consent of any Governmental Authority or any other Person with respect to any such Intellectual Property. No party to any of the Material IP Contracts has exercised any termination rights with respect thereto, and no party has given written notice of any significant dispute with respect to any of the Material IP Contracts. True, complete and correct copies of each Material IP Contract have been made available to Parent. No Acquired Company is a party to any Contract under which any Person would have or would be entitled to receive a license or any other right to any Intellectual Property of Parent or any of Parent’s Affiliates as a result of the consummation of the transactions contemplated by this Agreement nor would the consummation of such transactions result in the amendment or alteration of any such license or other right which exists on the date of this Agreement. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company’s rights under such Material IP Contracts to the same extent as the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees which Company would otherwise have been required to pay thereunder had the transactions contemplated by this Agreement not occurred.
(m)    Section 4.20(m) of the Disclosure Schedule lists all Contracts between any Acquired Company and any other Person (other than Contracts executed pursuant to a Company form that has been provided to Parent) wherein or whereby any Acquired Company has agreed to, or assumed, any obligation or duty to indemnify any Person against, or otherwise be responsible to such Person for, the infringement or misappropriation or other violation by any Acquired Company or such other Person of the Intellectual Property of any Person other than the Company.
(n)    No funding or facilities of a Governmental Authority, university, college, other educational institution or research center was used in the development of any Company Intellectual

Property or Intellectual Property purported to be owned by any Acquired Company (including any Proprietary Product), except as would not result in any rights granted to any such entity in any such Intellectual Property.
(o)    No current or former Affiliate, partner, stockholder (other than Parent and its Affiliates), Key Technology Contributor, or Employee will, after giving effect to the transactions contemplated hereby, own or retain any proprietary rights in any of the Intellectual Property owned, used or held for use by any Acquired Company.
(p)    No Intellectual Property has been, or is under any obligation to be, assigned, licensed, not asserted, or otherwise conveyed to any open source project or third party in connection with any open source project activities, by or on behalf of any Acquired Company (including by any Key Technology Contributor, Employee or Service Provider in the performance of duties to any Acquired Company), and no Acquired Company is subject to any such obligations. To the Company’s Knowledge, no such assignment, licenses, conveyances or obligations are contemplated as of the Closing Date.
(q)    No Key Technology Contributor, Employee or Service Provider (in the performance of their duties to any Acquired Company) has contributed to or otherwise participated in any standards development effort, specification development effort, industry group or the like (“Industry Group”). No Acquired Company is under any obligations with respect to its Intellectual Property in connection with any Industry Group or Patent Cooperation Organization, including any obligations limiting the right to assert any Intellectual Property or requiring assignment or licensing of any Intellectual Property, and no Intellectual Property has been, or is under obligation to be, assigned, licensed or otherwise conveyed to any third party, including any Patent Cooperation Organization or Industry Group, or members thereof, in connection with any Patent Cooperation Organization or Industry Group activity, by or on behalf of any Acquired Company or by any Key Technology Contributor, Employee or Service Provider (in the performance of their duties to any Acquired Company). To the Company’s Knowledge, no such participation, assignment, licenses, conveyances or obligations are contemplated as of the Closing Date.
(r)    The Company Intellectual Property, together with the Intellectual Property used by the Acquired Companies pursuant to and in accordance with the Material IP Contracts, comprises all of the Intellectual Property necessary to conduct the businesses of the Acquired Companies.
4.21    Government Funding. No Acquired Company has applied for or received any financial assistance from any supranational, national, local or foreign Governmental Authority.
4.22    Benefit Plans.
(a)    Section 4.22(a) of the Disclosure Schedule includes a true, complete and correct list of all Company Plans, and the Company has provided or made available to Parent a complete copy of each Company Plan (or, in the case of any unwritten Company Plan, a description of the material terms thereof), and all amendments thereto, as well as, if applicable, a copy of each trust or other funding arrangement, each summary plan description and summary of material modifications, and the most recent determination, advisory or opinion letter received from the IRS. The Company has delivered or made available to Parent true, complete and correct copies of the most recent Form 5500 Series annual reports for each Company Plan, together with all schedules, attachments, and related opinions, and copies of any material correspondence from or to the IRS, the Department of Labor or other Governmental Authority within the preceding three (3) years relating to an investigation, audit or penalty assessment with respect to any Company Plan or relating to requested relief from any liability or penalty relating to any Company Plan.

(b)    Each Acquired Company is and has been in compliance in all material respects with its obligations under the terms of each Company Plan.
(c)    Each Company Plan and each funding vehicle related to such Company Plan is currently in compliance in all material respects with, and has been administered and operated in material compliance with, its terms and all Legal Requirements, whether as a matter of substantive law or in order to maintain any intended tax qualification. Each Company Plan which is intended to be a “qualified plan” as described in Section 401(a) of the Code has obtained or may rely on a determination, advisory or opinion letter with respect to the qualified status of the form of the plan, and, to the Company’s Knowledge, nothing has occurred that would reasonably be expected to adversely affect such qualification.
(d)    Neither any Acquired Company nor any ERISA Affiliates maintain, sponsor or contribute to (or, for the preceding six (6) year period from the date hereof, has maintained, sponsored or contributed to) any single employer plan (as such term is defined in Section 4001(b) of ERISA) that is subject to Title IV of ERISA or any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), nor have they incurred any liability, including, withdrawal liability, with respect to any such Company Plan that remains unsatisfied.
(e)    With respect to all Company Plans and related trusts, to the Company’s Knowledge there are no non-exempt “prohibited transactions,” as that term is defined in Section 406 of ERISA or Section 4975 of the Code, that have occurred which could subject any Company Plan or related trust to any material Tax or penalty on prohibited transactions imposed by Section 501(i) of ERISA or Section 4975 of the Code.
(f)    There are no Actions (other than routine claims for benefits by Employees, beneficiaries or dependents of such Employees arising in the normal course of operation of a Company Plan) pending, or to the Company’s Knowledge, threatened, with respect to any Company Plan or the assets of any trust under any such Company Plan.
(g)    Each Acquired Company has complied in all material respects with the health care continuation requirements of Section 601, et. seq. of ERISA, Section 4980B of the Code and similar state welfare plan continuation coverage laws with respect to Employees and their spouses, former spouses and dependents.
(h)    Each Acquired Company has no obligations under any Company Plan to provide post-retirement medical benefits to any Employee other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code or comparable Legal Requirements or under Employee Agreements that have been provided or made available to Parent.
(i)    Except as set forth on Section 4.22(i) of the Disclosure Schedule, as otherwise contemplated by this Agreement or required by Legal Requirements, neither the negotiation or execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Employee to severance or any bonus or other similar payment or (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation due to any such Employee.
(j)    Each Company Plan which is subject to the requirements of Section 409A of the Code has been operated in material compliance with such Section and the rules, regulations and notices promulgated thereunder. No Acquired Company has any contractual obligation to gross up, make whole, or otherwise indemnify any Employee with respect to taxes, interest, or penalties that may be assessed pursuant to Section 409A of the Code. All Company Options have been granted or issued with an exercise price at least equal to the fair market value of the underlying Company Common Stock at the date of grant or issuance, as determined in accordance with Section 409A of the Code and the regulations and notices promulgated thereunder, and none of the Company Options or any other Company Stock or agreements constitute “deferred compensation” under Section 409A of the Code.
(k)    With respect to each Company Plan, (i) other than restrictions imposed under applicable Legal Requirements or the applicable plan documents, there are no restrictions on the ability of any applicable Acquired Company to amend or terminate such Company Plan; and (ii) each Acquired Company has satisfied any and all applicable bond coverage requirements of ERISA.
(l)    Except for payments or benefits that will be subject to the stockholder approval procedures contemplated in Section 7.5(b), no amounts paid or payable under the Company Plans (including the Company Option Plans) or otherwise to any “disqualified individual,” as defined in Section 280G(c) of the Code, with respect to any Acquired Company, will fail to be deductible for United States federal income Tax purposes by virtue of Section 280G of the Code. There is no Company Plan, arrangement or other Contract by which any Acquired Company is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.
4.23    Personnel.
(a)    Section 4.23(a) of the Disclosure Schedule sets forth, with respect to each current Employee (including any current Employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, including disability, family, maternity, parental, sick or other leave, or on layoff status subject to recall, except to the extent such disclosure would violate any medical privacy laws or similar laws), (i) the name of such Employee, the name of the Acquired Company by which such Employee is employed, the original hire date of such Employee and whether he/she was originally hired by such Acquired Company, and whether the Employee is on an active or inactive status; (ii) such Employee’s title and department; (iii) such Employee’s base compensation as of January 31, 2018, including base salary or wages, cash incentive bonus and commission opportunities, severance pay and any other forms of compensation; and (iv) the facility at which such Employee is located.
(b)    Section 4.23(b) of the Disclosure Schedule contains a list of Service Providers who are currently engaged by and performing services for any Acquired Company. Any such Contracts that provide for annual compensation in excess of $500,000 have been delivered or provided to Parent prior to the date hereof.
(c)    All forms of Employee Agreements have been provided or made available to Parent prior to the date hereof, along with any individual Employee Agreements that materially deviate from such forms.
(d)    (i) None of the current Employees with annual base compensation in excess of $500,000 has provided to any Acquired Company written notice terminating his or her employment with such Acquired Company, or terminating his or her employment upon a sale of, or business combination relating to, the Company or in connection with this Merger; and (ii) no Acquired Company has any present intention to terminate the employment of any such current Employee

(e)    Each Acquired Company is in compliance in all material respects with all Legal Requirements relating to the employment of labor, including all such Legal Requirements relating to wages, hours, classification of individuals as exempt from overtime requirements, classification of individuals as independent contractors, WARN and any similar state or local “mass layoff” or “plant closing” Legal Requirements, collective bargaining, discrimination, the Family and Medical Leave Act, harassment, civil rights, safety and health, immigration laws, all other employment laws, and workers’ compensation and the collection and payment of withholding or social security Taxes and any similar Tax. There have been no “mass layoff” or “plant closing” (as defined by WARN or applicable state laws) with respect to any Acquired Company within the six (6) months prior to the Closing.
(f)    No Acquired Company is subject to any collective bargaining agreement or other labor union Contract and no Employee is represented by a labor union. There has been no material labor trouble or material adverse relations with Employees. There is not pending or, to the Company’s Knowledge, threatened, any picketing, strike, labor dispute, slowdown, lockout, walkout, work stoppage or other similar event involving Employees, and no union organizing activities are taking place or have taken place with respect to such Employees.
4.24    Litigation. Except (a) as set forth in Section 4.24 of the Disclosure Schedule or (b) as would not reasonably be expected to result, individually or in the aggregate, in over $100,000 in liability to the Acquired Companies, there is (a) no action, sanction, claim, charge, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, audit, examination, hearing, complaint, criminal prosecution, demand or other proceeding (public or private) by or before any arbitrator, court, tribunal or other Governmental Authority (collectively, “Actions”) pending, or to the Company’s Knowledge, threatened in writing against any Acquired Company, any of their properties, assets, or the Merger or the other transactions contemplated hereby, (b) no governmental inquiry or investigation (but not an Action) pending or, to the Company’s Knowledge, threatened in writing against any Acquired Company or any of their properties, and (c) to the Company’s Knowledge, no reasonable basis for any of the foregoing. No Acquired Company is in default with respect to any order, writ, injunction or decree of any Governmental Authority known to or served upon any Acquired Company. There is no Action by any Acquired Company, in an amount that would reasonably be expected to exceed $250,000, pending, threatened or contemplated against any other Person.
4.25    Compliance with Instruments; Legal Requirements.
(a)    No Acquired Company is, or in the past five (5) years has been, (i) in violation of any term or provision of the Company Organizational Documents (or similar documents of the Company Subsidiaries), (ii) in violation of or default under any term or provision of any Permit, or (iii) in violation of or default under any Legal Requirements, except any such violations that are not material to the Acquired Companies, taken as a whole. To the Company’s Knowledge, neither the Company nor any Company Subsidiary nor any Employee (in their capacity as such) is currently under investigation with respect to, or has been given written notice of, any violation of any Legal Requirements. All Permits which are required for the operation of the business of any Acquired Company as currently conducted have been issued or granted to that Acquired Company, and all such Permits are in full force and effect, except, in each case, as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b)    Except as would not be material to the Acquired Companies, taken as a whole, in the past five (5) years, each Acquired Company has conducted its transactions in accordance with the United States export and import control laws and regulations and United States economic sanctions laws, including adherence to the listings of United States embargoed countries and various published denied parties lists as well as such laws and regulations of all other countries where you buy, sell, store, or transport any products. Without limiting the foregoing: (i) each Acquired Company has obtained all export and import Permits required for their export or import of products, software, services, and technologies from the United States and from any other place from which that Acquired Company exports or to which it imports any such products, software, services or technologies; (ii) each Acquired Company has complied in all material respects with the terms of all applicable export and import Permits; and (iii) no consents or approvals for the transfer of export or import Permits to Parent are required in connection with the consummation of the transaction contemplated hereby.
(c)    Each Acquired Company (including any of its Representatives associated with or acting on their behalf) has not in the past five (5) years, directly or indirectly, taken any action which would cause it to be in violation of (i) the United States Foreign Corrupt Practices Act, as amended, or any rules or regulations thereunder, or the UK Bribery Act including by offering or conveying, directly or indirectly (such as through an agent), anything of value to obtain or retain business or to obtain any improper advantage, including any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to a foreign government official, candidate for office, or political party or official of a political party or (ii) any Legal Requirements relating to money laundering, including the Currency and Foreign Transactions Reporting Act of 1970 (most commonly referred to as the Bank Secrecy Act), as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. The Acquired Companies are subject to written policies, procedures and internal controls that are reasonably designed to prevent, detect, and deter violations of the Legal Requirements described in this section. No Acquired Company has received any written communication from any Governmental Authority or any other Person that alleges that any Acquired Company is not, or may not be, in compliance with, or has, or may have, any liability under the Legal Requirements described in this Section 4.25(c).
(d)    Each Acquired Company is in material compliance with all applicable Information Privacy and Security Laws regarding the Collection and Use of the Personal Data of any individual. Without limiting the generality of the other provisions of this Agreement, each Acquired Company is and has been in compliance in all material respects with all applicable Legal Requirements relating to the privacy, security, use and disclosure of health information, including “protected health information” or “PHI” as defined under HIPAA and all applicable state and federal laws regarding the privacy and security of health information. Each Acquired Company has the necessary business associate agreements in all instances in which an Acquired Company acts as a “business associate” of a “covered entity,” as such terms are defined by and as such agreements are required by HIPAA. True and complete copies of all HIPAA and health information and other privacy policies that are currently in use by any Acquired Company have been provided to Parent. All such privacy policies are in compliance with all applicable Legal Requirements relating to the privacy, security, use, and disclosure of health information. To the extent applicable, each Acquired Company has consistently made its “Notice of Privacy Practices” (as defined under HIPAA) available and conspicuously posted its Notice on all websites owned or operated by that Acquired Company. Each Acquired Company has at all times complied in all material respects with all rules, policies, and procedures established by that Acquired Company from time to time and as applicable with respect to privacy, security, data protection, or the collection and use of health information created, used, disclosed or stored in the course of the operations of that Acquired Company. No actions have been asserted or, to the Company’s Knowledge, threatened against any Acquired Company by any person alleging a violation of such person’s privacy, personal, or confidentiality rights under any such rules, policies, or procedures.
(e)    With respect to all health information and PHI as described in Section 4.25(d) above, each Acquired Company has taken reasonable steps (including implementing and monitoring compliance with administrative, physical and technical safeguards) to ensure that such information is protected against loss and against unauthorized access, use, modification, disclosure, or other misuse. Each Acquired Company maintains and has implemented security policies and procedures as required by HIPAA and other applicable Legal Requirements. Except as set forth in Section 4.25(e) of the Disclosure Schedule, to the Company’s Knowledge at any time during the three (3) year period preceding the date hereof, there has been no “Breach of Unsecured PHI,” as defined under HIPAA, and no “Security Incident” as defined under HIPAA, resulting in the unauthorized use or disclosure of PHI. Each Acquired Company maintains systems, policies and procedures to respond to incidents and complaints alleging violations of applicable privacy or security standards and to identify and report all Breaches of Unsecured Protected Health Information in accordance with that Acquired Company’s legal and contractual obligations.
4.26    Banking Relationships; Powers of Attorney. Section 4.26 of the Disclosure Schedule sets forth a true, complete and correct list of the name and location of each bank, brokerage or investment firm, savings and loan or similar financial institution with which any Acquired Company has an account or maintains a lockbox, safe deposit box or other arrangement, the account or other identifying numbers thereof and the names of all Persons authorized to draw on or who have access to such account or safe deposit box or such other arrangement. There are no outstanding powers of attorney currently in effect that have been granted by any of the Acquired Companies. Section 4.26 of the Disclosure Schedule sets forth a true, complete, and correct list of all material powers of attorney granted by any of the Acquired Companies showing the date granted, the holder of the power of attorney, and the scope of the power of attorney.
4.27    Books and Records; Company Names. Except as would not reasonably be expected to be material to the Acquired Companies, the books and records of each Acquired Company contain true, complete and correct records of all meetings and other corporate actions of their respective stockholders and their respective boards of directors and committees thereof. Except as set forth in Section 4.27 of the Disclosure Schedule, no Acquired Company has any prior names, and since the date of its incorporation or formation no Acquired Company has conducted business under any name other than its current name.
4.28    Brokers and Finders. All negotiations relating to this Agreement and the Escrow Agreement and the transactions contemplated hereby and thereby have been carried on without the intervention of any Person acting on behalf of the Company, any Company Subsidiary, or any of their “affiliates” or “associates” (as those terms are defined in Rule 405 of the Securities Act), the Stockholder Representative or the Company Securityholders in such manner as to give rise to any valid claim against the Company, any Company Subsidiary, Parent or Merger Sub for any investment banker, brokerage or finder’s commission, fee or similar compensation.
4.29    Anti-Takeover Statute Not Applicable. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation, including, Section 203 of the DGCL, or anti-takeover provision in the Company Organizational Documents is applicable to the Company, any shares of Company Stock or other Company securities, this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

4.30    Healthcare Laws.
(a)    The Acquired Companies are, and during the three (3)-year period preceding the date hereof have been, in material compliance with all Healthcare Laws and have at all times have held all Permits that are required under applicable Healthcare Laws in connection with the conduct, ownership, use, occupancy or operation of their respective businesses or assets (the “Healthcare Permits”). The Acquired Companies are and during the three (3)-year period preceding the date hereof have been in material compliance with the terms of the Healthcare Permits. There is no Action pending or, to Company’s Knowledge, threatened in writing against the Acquired Companies alleging any failure to comply with any Healthcare Laws or Healthcare Permits. Section 4.30(b) through Section 4.30(f) will not limit the generality of this Section 4.30(a).
(b)    There have been no program integrity reviews of the Acquired Companies or any Acquired Company’s business that have been conducted by any Governmental Authority, governmental contractor or Payor in connection with any Payor Program, other than routine audits contemplated under the applicable Payor Contracts, and no such review by a Payor is scheduled, pending, being conducted or, to Company’s Knowledge, threatened, against or affecting the Acquired Companies or any Acquired Company’s business.
(c)    All claims that have been submitted by or on behalf of the Acquired Companies have been submitted in compliance with applicable Legal Requirements, the applicable Payor Contract and all rules, regulations, policies, and procedures of the applicable Payor Program, if any, and the Acquired Companies have not received any notice that there are any material pending or threatened, audits, investigations or claims for or relating to any such claims. No Payor Program has imposed any fine, penalty or other sanction on any Acquired Company. No Acquired Company has been suspended, excluded, or otherwise been the subject of adverse action taken by any Payor Program.
(d)    None of the Acquired Companies nor any of their respective current or former Employees or independent contractors (while such Employees or independent contractors were employed or contracted by the Acquired Companies) was or has been excluded, suspended or debarred from participation in or otherwise sanctioned by any Government Sponsored Healthcare Program or other third-party payor, nor, to Company’s Knowledge, is any such debarment, disqualification, suspension, exclusion, or sanction threatened.
(e)    To the Company’s Knowledge, none of the Acquired Companies nor any of their respective current or former Employees or independent contractors (while such Employees or independent contractors were employed or contracted by the Acquired Companies), has, directly or indirectly, on behalf of the Acquired Companies or any of their respective customers or otherwise: (i) made or caused to be made a false statement or representation of a fact in any application for any benefit or payment from any Payor Program; or (ii) offered, solicited, paid or received any remuneration (including any kickback, bribe or rebate) in violation of any Healthcare Laws.
(f)    None of the Acquired Companies nor any of their respective current or former Employees or independent contractors (while such Employees or independent contractors were employed or contracted by the Acquired Companies) was or has been (i) convicted or charged with a criminal offense relating to any Government Sponsored Healthcare Program and no such criminal action or proceeding is pending and (ii) to the Company’s Knowledge, no such criminal action or proceeding has been threatened concerning any such matter. None of the Acquired Companies nor any of their respective officers, directors, or Employees have, in the operating of the applicable Acquired Company’s business, engaged in any activities which are prohibited or are cause for material criminal or civil penalties or mandatory or permissive exclusion from any Government Sponsored Healthcare Program.
4.31    Privacy and Data Security.
(a)    Except as set forth in Section 4.31(a) of the Disclosure Schedule, the use and dissemination by the Acquired Companies of any Personal Data is in compliance in all material respects with the Acquired Companies’ privacy policies and terms of use, industry standards, all applicable Information Privacy and Security Laws, Personal Data Obligations, and all Contracts to which the Acquired Companies are bound. No Personal Data is stored or otherwise maintained outside the United States by the Acquired Companies or any third party. To the extent that the Acquired Companies have engaged in cross-border processing of Personal Data, they have taken all required steps to ensure an adequate level of protection for the Personal Data, including registration with the relevant data protection authorities to the extent registration is required by applicable Legal Requirements. True and complete copies of all privacy policies that have been used by the Acquired Companies in the past three years have been made available to Parent. The Acquired Companies have consistently posted a privacy policy in a clear and conspicuous location on all websites and any mobile applications owned or operated by the Acquired Companies.
(b)    The Acquired Companies do not (i) have or solicit any customers in the European Economic Area, or (ii) knowingly process, transmit, or store any Personal Data of any Persons located in the European Economic Area. Each of the Acquired Companies: (i) has developed and is implementing an action plan to ensure that it will (and that all subcontractors will), no later than May 25, 2018, be in compliance with the General Data Protection Regulation (Regulation (EU) 2016/679), together with all derogations in effect within each European Economic Area Member State; (ii) has developed and is implementing an action plan to ensure that all of its contracts with all subcontractors who process personal data to which EU data protection and privacy laws are applicable will, no later than May 25, 2018, contain provisions which are in compliance with Article 28, as required pursuant to Article 28(4) of the General Data Protection Regulation (Regulation (EU) 2016/679); (iii) only handles Personal Data which is subject to EU data protection and privacy laws outside of the European Economic Area in such manner as is permitted by those laws; (iv) has an established and documented procedure for dealing with communications received from individuals and Governmental Authorities with relation to privacy and data protection; and (v) has not received a complaint from an individual natural person in relation to their handling of Personal Data or any indication from a Governmental Authority that they are acting or have acted in breach of or are otherwise being investigated or are the subject of enforcement action in respect of data protection or privacy law.
(c)    The Acquired Companies do not Collect or Use Personal Data from any Person in any manner other than as described in the Contracts and privacy policies contained in Section 4.31(c) of the Disclosure Schedule.
(d)    Each of the Acquired Companies maintains policies and procedures regarding data security and privacy and maintains administrative, technical and physical safeguards that are commercially reasonable and, in any event, in compliance in all material respects with industry standards, all applicable Information and Privacy and Security Laws, and all Contracts to which the Acquired Company is bound. Each of the Acquired Companies has complied at all times in all material respects with the terms of all Contracts to which that Acquired Company is a party relating to data privacy, security or breach notification (including provisions that impose conditions or restrictions on the collection, use, disclosure, transmission, destruction, maintenance, storage, or safeguarding of Personal Data).

(e)    Except as set forth in Section 4.31(e) of the Disclosure Schedule, at no time during the three-year period preceding the date hereof has there been any security breaches relating to, or violations of any security policy or Information Privacy and Security Law regarding, or any unauthorized access disclosure, or use of, any data or information used by the Acquired Companies, including Personal Data. No notice has been provided to the Acquired Companies by a third party vendor or any other person of any security breach relating to Personal Data. The Acquired Companies have not experienced a loss or unauthorized disclosure, use, or breach of privacy or security of any Personal Data in the custody or control of the Acquired Companies that would have required notice to any third Person (including any Governmental Authority or parties to any Contract) under any applicable Legal Requirements. Except as set forth in Section 4.31(e) of the Disclosure Schedule, no Person (including any Governmental Authority) has commenced any Action relating to any of the Acquired Companies’ information privacy or data security practices, or to the Company’s Knowledge, threatened any such Action or made any complaint, investigation, or inquiry relating to such practices nor to the Company’s Knowledge is there any basis for any such Action, complaint, investigation or inquiry.
(f)    There has been no loss of or unauthorized access, disclosure, use, or breach of privacy or security involving any Cardholder Data Collected or Used by or on behalf of the Acquired Companies.
(g)    Each of the Acquired Companies maintains a written technical information security program that contains administrative, technical and physical safeguards (including encryption) compliant in all material respects with industry standards and applicable Information Privacy and Security Laws (the “Security Program”) a copy of which has been made available to Parent. Each of the Acquired Companies’ Security Program is designed to: (i) protect the integrity and confidentiality of Personal Data; (ii) protect against reasonably anticipated threats or hazards to the security of Personal Data; (iii) protect against the unauthorized access, disclosure or use of Personal Data; (iv) address computer and network security; and (v) provide for the secure destruction and disposal of Personal Data. Each Security Program has been updated as required by all applicable Information Privacy and Security Laws. All third-party vendors or persons with access to Personal Data have entered into contracts or written agreements with the Acquired Companies requiring that such vendors or persons maintain a substantially similar security program.
(h)    Each of the Acquired Companies controls the access to its computer and information technology networks through the utilization of industry-standard or better security measures that are designed to prevent unauthorized access to such networks. All of the Acquired Companies’ security measures are designed to be materially consistent with or exceed industry standards and the requirements of applicable Legal Requirements and are designed to (A) prevent the unauthorized disclosure of confidential information (including Personal Data) of the Acquired Companies and of their customers and others having relationships with them, (B) prevent access without express authorization (and immediately terminate such unauthorized access) to the networks and information system of the Acquired Companies and of their customers and other business partners through the networks and (C) facilitate the Acquired Companies’ identification of the person making or attempting to make such unauthorized access.
(i)    The products sold or leased by the Acquired Companies comply in all material respects with all Information Privacy and Security Laws. The execution, delivery and performance of this Agreement and the consummation of the Merger contemplated hereby complies (and the disclosure to and use by Parent of Personal Data after the Closing Date will comply) with all of the Acquired Companies’ privacy policies and with all Information Privacy and Security Laws.

4.32    Customers & Suppliers.
(a)    Section 4.32(a) of the Disclosure Schedule sets forth (i) each customer who has paid aggregate consideration to any of the Acquired Companies for goods or services rendered in an amount greater than or equal to $250,000 in the most recent fiscal year (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. Except as set forth in Section 4.32(a) of the Disclosure Schedule, the Acquired Companies have not received any written notice that any of their Material Customers has ceased, terminated or materially reduced its relationship with the Acquired Companies and, to the Company’s Knowledge, no Material Customer intends to cease, terminate or materially reduce its relationship with the Acquired Companies. No Acquired Company is involved in any material dispute with, and to the Company’s Knowledge no Acquired Company is engaged in any fraudulent conduct with respect to, any such Material Customers.
(b)    Section 4.32(b) of the Disclosure Schedule sets forth (i) each supplier to whom any Acquired Company has paid consideration for goods or services rendered in an amount greater than or equal to $250,000 in the most recent fiscal year (collectively, the “Material Vendors”); and (ii) the amount of purchases from each Material Vendor during such periods. Except as set forth in Section 4.32(b) of the Disclosure Schedule, the Acquired Companies have not received any written notice that any of their Material Vendors has ceased, terminated or materially reduced its relationship with the Acquired Companies and, to the Company’s Knowledge, no Material Customer intends to cease, terminate or materially reduce its relationship with the Acquired Companies. The Acquired Companies are not involved in any material dispute with, and to the Company’s Knowledge are not engaged in any fraudulent conduct with respect to, any such Material Vendors.
SECTION 5
REPRESENTATIONS AND WARRANTIES BY PARENT AND MERGER SUB
Parent and Merger Sub represent and warrant to the Company as follows:
5.1    Organization and Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.
5.2    Authority; No Conflict.
(a)    Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and with respect to Parent, the Escrow Agreement, and each instrument required hereby or thereby to be executed and delivered by each of Parent or Merger Sub at the Closing, and to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and with respect to Parent, the Escrow Agreement, and each instrument required hereby or thereby to be executed and delivered by Parent or Merger Sub at the Closing and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, and with respect to Parent, the Escrow Agreement, or to consummate the transactions so contemplated. This Agreement and the Escrow Agreement have been, and each instrument required hereby or thereby to be delivered by Parent and Merger Sub at the Closing will be, duly and validly executed and delivered by Parent and Merger Sub, as the case may be, and, assuming the due authorization, execution and delivery by the Company and the Stockholder Representative in respect of this Agreement, and by the Escrow Agent and the Stockholder Representative in respect of the Escrow Agreement, constitutes a legal, valid and binding obligation of Parent and Merger Sub, as the case may be, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.
(b)    The execution and delivery of this Agreement by Parent and Merger Sub, and with respect to Parent, the Escrow Agreement, and each instrument required hereby to be executed and delivered by Parent or Merger Sub at the Closing, the compliance with the provisions of this Agreement by Parent and Merger Sub, and with respect to Parent, the Escrow Agreement, and each instrument required hereby to be executed and delivered by Parent or Merger Sub at the Closing, and the consummation by Parent or Merger Sub, as applicable, of the transactions contemplated hereby or thereby, will not (i) conflict with or violate the Articles of Organization or the Bylaws of Parent, each as amended to date and currently in effect, or the Certificate of Incorporation or the Bylaws of Merger Sub, each as amended to date and currently in effect, (ii) conflict with in any material respect, result in a material breach of, constitute (with or without due notice or lapse of time or both) a material default under, result in the material acceleration of, create in any party the right to materially accelerate, terminate, modify in any material respect or cancel, or require any notice, Consent or waiver under, or result in the loss of any material benefit to which Parent or Merger Sub is entitled under, any material contract or permit of Parent or Merger Sub or (iii) violate any material Legal Requirements applicable to Parent or Merger Sub or any of their respective properties or assets.
(c)    Except as would not be or reasonably be expected to be material to Parent, and assuming the truth and accuracy of the Company’s representation in Section 4.7, no Consent of any Governmental Authority or any Person is required to be obtained by Parent in connection with, or as a result of, the execution and delivery or consummation of this Agreement or the Escrow Agreement, the Merger or the other transactions to be consummated at the Closing as contemplated by this Agreement, except for (i) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the expiration or termination of any applicable waiting period (and any extensions thereof) under the HSR Act, (iii) filings pursuant to Regulation D of the Securities Act, if any, and applicable state securities laws, and (iv) the filing of a Current Report on Form 8-K with the Securities and Exchange Commission.
5.3    Parent Common Stock. The Parent Common Stock has been duly and validly authorized and, when issued and delivered to the relevant Company Securityholders set forth on the Securityholder Schedule in accordance with the terms of this Agreement, will be duly and validly issued and fully paid and non-assessable. Parent has, as of the date hereof, an authorized capitalization as set forth in its SEC Form 10-K for the fiscal year ended December 31, 2017.
5.4    SEC Filings; Compliance with the Exchange Act.
(a)    Parent has timely filed all reports or documents required to be filed with the SEC pursuant to the Exchange Act (“SEC Filings”), all of which, as of their respective dates, complied in all material respects with all applicable requirements of the Exchange Act. Except to the extent that information contained in any such SEC filing has been revised, amended, supplemented or superseded by a subsequent SEC Filing, none of the SEC Filings including any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(b)    Since the date of the latest unaudited financial statements included in its Form 10-Q for the quarter ended September 30, 2017, (i) neither Parent nor any Subsidiary of Parent has been advised of (A) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of Parent and each of its Subsidiaries to record, process, summarize and report financial data, or any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of Parent and each of its Subsidiaries and (ii) there has been no change in Parent’s or any of its Subsidiary’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Parent’s or any such Subsidiary’s internal control over financial reporting.
(c)    Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 (e) of the Exchange Act) that comply with the requirements of the Exchange Act, and such disclosure controls and procedures are effective.
5.5    Financial Statements.
(a)    The financial statements included in the SEC Filings present fairly, in all material respects, the financial condition of Parent and its Subsidiaries as of and for their respective dates and periods covered thereby. As of the date hereof, Parent and its Subsidiaries have no indebtedness for borrowed money other than (x) any intercompany indebtedness and (y) any indebtedness for borrowed money under its Credit Facilities (as defined in the SEC Filings), which will be paid off in full in connection with the closing of the Financing.
(b)    The books and records of Parent and its Subsidiaries (including all financial records, business records, customer lists and records pertaining to products or services delivered to customers) (i) are complete and correct in all material respects and all transactions to which any of Parent or its Subsidiaries is or has been a party are accurately reflected therein in all material respects on an accrual basis, (ii) reflect all discounts, returns and allowances granted by Parent or its Subsidiaries with respect to the periods covered thereby, (iii) have been maintained in accordance with customary and sound business practices in the industry in which Parent and its Subsidiaries operate, (iv) form the basis for the SEC Filings and (v) reflect in all material respects the assets, liabilities, financial position, results of operations and cash flows of Parent and its Subsidiaries on a consolidated basis. All computer-generated reports and other computer outputs included in the books and records of Parent and its Subsidiaries are complete and correct in all material respects and were prepared in accordance with sound business practices based upon authentic data. The management information systems of Parent and its Subsidiaries are adequate for the preservation of relevant information and the preparation of accurate reports.
5.6    Brokers and Finders. All negotiations relating to this Agreement, the Escrow Agreement and the transactions contemplated hereby and thereby have been carried on without the intervention of any Person acting on behalf of Parent or Merger Sub or any of their respective “affiliates” or “associates” (as those terms are defined in Rule 405 under the Securities Act) in such manner as to give rise to any valid claim against the Company or any Company Stockholder for any brokerage or finder’s commission, fee or similar compensation.
5.7    Ownership and Activities of Merger Sub. Parent owns all of the issued and outstanding shares of capital stock of Merger Sub. As of the date hereof and as of the Effective Time, except for Liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement and except for this Agreement and any other agreements or arrangements contemplated hereby or thereby, Merger Sub has not, and at the Effective Time will not have incurred, directly or indirectly, any Liabilities or engaged in any business activities of any type or kind whatsoever or entered into any Contracts with any Person.
5.8    Financing. Parent has delivered to the Company a true and complete copy of a fully executed commitment letter dated on or about the date of this Agreement from the Financing Sources identified therein (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced, waived or extended from time to time after the date of this Agreement in compliance with Section 7.10, and any commitment letters with respect to any Alternative Financing, and the Fee Letter, collectively, the “Commitment Letter”), providing, subject to the terms and conditions therein, for debt financing in the amounts set forth therein (being collectively referred to as the “Financing”); provided, that the Fee Letter may be redacted in the manner described in the last parenthetical of this Section 5.8. As of the date of this Agreement, the Commitment Letter has not been amended or modified, and, to the Knowledge of Parent, no such amendment or modification is contemplated, and none of the respective obligations or commitments contained in the Commitment Letter has been withdrawn, terminated or rescinded in any respect and, to the Knowledge of Parent, no such withdrawal, termination or rescission is contemplated; provided, that the existence or exercise of “market flex” or similar provisions contained in the Fee Letter shall not constitute an amendment or modification of the Commitment Letter. Assuming the Financing is funded in accordance with the Commitment Letter, Parent will have sufficient cash on hand on the Closing Date to pay the aggregate cash portion of the Aggregate Closing Consideration (and any repayment or refinancing of debt of Parent contemplated by the Commitment Letter, if any) and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement (including all amounts payable in respect of Company Options under this Agreement and under the Payoff Letters) and to pay all related expenses payable on the Closing Date by Parent in connection with the transactions contemplated by this Agreement (such amount collectively, the “Required Amount”).  As of the date of this Agreement, the Commitment Letter is (x) a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto and (y) enforceable in accordance with its terms against Parent, as applicable, and, to the Knowledge of Parent, each of the other parties thereto (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exceptions).  As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or, to the Knowledge of Parent, any other party thereto under the Commitment Letter.  Assuming satisfaction or waiver of the conditions set forth in SECTION 8 and SECTION 9, Parent does not have any reason to believe that the conditions precedent set forth in the Commitment Letter will not be satisfied or that the Required Amount will not be available on the Closing Date.  The only conditions precedent (including any “market flex” provisions contained in the Commitment Letter) related to the obligations of the Financing Sources to fund the full amount of the Financing are those expressly set forth in the Commitment Letter.  Parent has fully paid, or will cause to be fully paid, any and all commitment fees or other fees required under, pursuant to or in connection with the Commitment Letter to be paid by it on or prior to the Closing Date. Except for the fee letter with respect to fees and related arrangements with respect to the Financing (the “Fee Letter”), a correct and complete copy of which has been delivered by Parent to the Company on or prior to the date of this Agreement (other than with respect to redacted fees, fee amounts, pricing terms, pricing caps, “market flex” provisions and other economic terms, but which redacted information does not relate to or adversely affect the amount or conditionality of the Financing), as of the date of this Agreement, Parent is not subject to any side letters, written Contracts or other written arrangements related to the Financing other than as expressly contained in the Commitment Letter delivered to the Company on or prior to the date of this Agreement.
5.9    Solvency. Assuming the accuracy of the representations and warranties set forth in SECTION 4, immediately after the consummation of the transactions contemplated by this Agreement, Parent and its Subsidiaries (including the Acquired Companies), on a consolidated basis and taken as a whole, shall not (a) be insolvent or left with unreasonably small capital, (b) have incurred debts beyond their ability to pay such debts as they mature, or (c) have liabilities in excess of the reasonable market value of their assets.

SECTION 6
CONDUCT OF BUSINESS
6.1    Ordinary Course. Subject to Section 6.5, during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time (the “Pre-Closing Period”), the Company covenants and agrees that, except as set forth on Section 6.1 of the Disclosure Schedule or as Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, the Company shall and shall cause each Company Subsidiary to, conduct its business, and the Company shall not and shall cause each Company Subsidiary not to, take any action except, in all material respects in the Ordinary Course of Business; and the Company shall use commercially reasonable efforts to preserve intact the business organization, and preserve the goodwill, of the Company and the Company Subsidiaries, to keep available the services of the current executives and other key employees of the Company and the Company Subsidiaries and to preserve the present relationships of the Company and the Company Subsidiaries with customers, suppliers, channel partners and other Persons with which the Company or a Company Subsidiary has significant business relations.
6.2    Continued Preparation of Financial Statements. The Company shall use commercially reasonable efforts to prepare the following financial statements (collectively, the “Interim Financial Statements”): (i) on or before March 30, 2018, an audited consolidated balance sheet of ABILITY Network Inc. as of December 31, 2017 and the related audited consolidated statements of operations and cash flows for the fiscal year then ended, including all notes and schedules thereto, accompanied by a report thereon of ABILITY Network Inc.’s independent auditors (collectively, the “2017 Audited ABILITY Financial Statements”) and (ii) as soon as reasonably practicable, audited consolidated balance sheets of Butler Group Holdings, Inc. as of December 31, 2015, December 31, 2016 and December 31, 2017 and the related audited consolidated statements of operations and cash flows for the fiscal year then ended, including all notes and schedules thereto, accompanied by a report thereon of Butler Group Holdings, Inc.’s independent auditors (the “Audited Butler Financial Statements”), in the case of the Audited Butler Financials Statements, in compliance with Rule 3-05 of Regulation S-X under the Securities Act. The Company shall provide a copy of any Interim Financial Statements completed during the Pre-Closing Period to Parent promptly upon completion thereof. Notwithstanding anything in this Section 6.2 to the contrary, the preparation of the Interim Financial Statements referred to in clause (ii) will under no circumstances be considered a condition to the consummation of the transactions contemplated by this Agreement and failure to deliver such Interim Financial Statements prior to the Closing shall not in and of itself be deemed to be a breach of this Section 6.2.
6.3    Required Consent. Subject to Section 6.5, by way of amplification and not limitation of the generality of Section 6.1, except (a) as contemplated by this Agreement or (b) as set forth on Section 6.3 of the Disclosure Schedule, without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, the Company shall not and shall cause each Company Subsidiary not to, during the Pre-Closing Period, directly or indirectly take, or agree to take, any action if the taking of such action would require disclosure on Section 4.9 of the Disclosure Schedule pursuant to Section 4.9, had the taking of such action occurred during the period contemplated by Section 4.9.
6.4    Cooperation. Notwithstanding anything to the contrary in Section 6.1 or Section 6.3, for the avoidance of doubt, the Company shall continue to operate its business and make business decisions independently of Parent until the Closing.

6.5    CIC Plan. Notwithstanding anything to the contrary in Section 6.1 or Section 6.3, during the Pre-Closing Period, the Company shall adopt the CIC Plan. Notwithstanding anything to the contrary in this Agreement, in no event shall the Company Securityholders (or the Stockholder Representative, on their behalf) be obligated, following the Closing, to fund the CIC Plan, including in connection with any amendment to the CIC Plan in accordance with its terms.
SECTION 7
ADDITIONAL AGREEMENTS
7.1    Information Statement.
(a)    Immediately following the execution of this Agreement, the Company shall solicit the approval of a sufficient number of holders of Company Stock to deliver the Requisite Stockholder Approval and use its commercially reasonable efforts to obtain the Requisite Stockholder Approval. Promptly following the receipt of the Requisite Stockholder Approval, the Company shall deliver evidence of such approval to Parent.
(b)    As commercially expeditiously as possible following the date hereof, the Company shall (i) complete the preparation of an information statement accurately describing this Agreement, the Merger and the provisions of Section 262 of the DGCL (the “Information Statement”), (ii) provide Parent a reasonable opportunity to review and comment on the Information Statement, and (iii) thereafter deliver the Information Statement to those Company Stockholders that did not execute the Stockholder Written Consent and Agreement for the purpose of informing them of the approval of the Merger, the adoption of this Agreement in accordance with Section 228 of the DGCL and their rights under Section 262 of the DGCL.
(c)    Prior to the Effective Time, the Company shall notify the holders of Company Stock and Company Options of the transactions contemplated hereby, to the extent required by the terms and conditions of this Agreement, the Company Organizational Documents, the Company Plans, any Legal Requirements (including the DGCL) or other agreements or instruments governing such securities and as contemplated herein.
7.2    Confidentiality. Parent and the Acquired Companies shall hold, and shall cause their respective Affiliates and Representatives to hold, any non-public information provided to one another in connection with the transactions contemplated pursuant to this Agreement in confidence in accordance with the provisions of the Confidentiality Agreement, which shall remain in effect during the Pre-Closing Period and shall terminate upon the earlier of (a) the Closing or (b) the termination date specified in the Confidentiality Agreement. Notwithstanding the termination of the Confidentiality Agreement at the Closing, from and after the Closing, Parent shall, and shall cause its Affiliates and its and their respective Representatives to, keep confidential any information concerning the Company Stockholders furnished in connection with the transactions contemplated by this Agreement; provided, that such information may be disclosed by Parent or its Affiliates or Representatives if required by any Legal Requirement.

7.3    Public Disclosure. No press release or any public disclosure of the transactions contemplated hereby or negotiations related thereto shall be made by any party to this Agreement, without the express prior written consent of the other parties; provided, that the provisions of this Section 7.3 shall not prohibit (a) any disclosure to the extent required by applicable Legal Requirements or the rules and regulations of any applicable stock exchange (in which case the disclosing party shall provide the other parties with an opportunity to review and comment in advance of such proposed disclosure), (b) any disclosure to an Affiliate of an Acquired Company, a Representative of an Acquired Company or a Representative of an Affiliate of an Acquired Company who, in each case, needs to know such information for the purpose of evaluating the transactions contemplated by this Agreement or (c) any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated hereby. Nothing herein shall prevent the Selling Sponsor or any other Affiliate of a Company Securityholder that is a private equity or other investment fund from making customary disclosures (which are made subject to customary confidentiality obligations), including the key economic terms of the transactions contemplated by this Agreement and the return realized as a result thereof, to their current or prospective investors in connection with their fundraising, marketing, informational and reporting activities. Nothing herein shall limit Parent or the Surviving Corporation’s ability to make any public disclosure of the transactions contemplated hereby following the Closing. Notwithstanding anything in this Agreement to the contrary, following Closing, the Stockholder Representative shall be permitted to: (i) after the public announcement of the Merger, publicly announce that it has been engaged to serve as the Stockholder Representative in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein; and (ii) disclose information as required by law or to employees, advisors, agents or consultants of the Stockholder Representative and to the Company Securityholders, in each case, who have a need to know such information; provided, that such persons are subject to confidentiality obligations with respect thereto.
7.4    Regulatory Filings; Exchange of Information; Notification.
(a)    Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use all reasonable best efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all applicable Legal Requirements, and as soon as reasonably practicable after the date hereof, Parent and where applicable, the Company, shall obtain or make all consents, approvals, orders or authorizations of, or registrations, declarations or filings with any Governmental Authority in connection with the Merger and the transactions contemplated hereby, including the making of any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other applicable Legal Requirement relating to the Merger. Each of Parent, Merger Sub and the Company will cause all documents that it is responsible for filing with any Governmental Authority under this Section 7.4(a) to comply in all material respects with all applicable Legal Requirements. Parent shall be responsible for all filing fees incurred in connection with the foregoing.

(b)    Exchange of Information. Parent, Merger Sub and the Company each shall (and shall cause each of their respective Affiliates to) promptly supply the other with any information that may be required in order to effectuate or obtain any filings or other actions pursuant to Section 7.4(a); provided, however, that materials may be redacted as necessary to comply with contractual arrangements and with applicable Legal Requirements. Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement and any joint defense agreement entered into between the parties or their counsel, each of Parent, Merger Sub and the Company shall (and shall cause each of their respective Affiliates to) (i) consult with the others prior to taking a position with respect to any such filing or other actions, (ii) to the extent reasonably required to permit appropriate coordination of efforts, permit the others to review and discuss in advance, and consider in good faith the views of the others in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Authority in connection with any Action in connection with this Agreement or the transactions contemplated hereby, (iii) coordinate with the others in preparing and exchanging such information, (iv) promptly provide the others (and their counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Authority in connection with this Agreement or the transactions contemplated hereby and (v) promptly provide the others (and their counsel) with advance notice of, and an opportunity to attend as an observer, any meeting with any Governmental Authority in connection with this Agreement or the transactions contemplated hereby.
(c)    Notification. Each of Parent, Merger Sub and the Company will notify the others promptly upon the receipt of: (i) any comments from any Governmental Authority in connection with any filings or other actions made pursuant hereto and (ii) any request by any Governmental Authority for amendments or supplements to any filings or other actions made pursuant to, or for information provided to comply in all material respects with any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing or other action made pursuant to Section 7.4(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the others of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement.
(d)    Certain Obligations. Upon the terms and subject to the conditions set forth herein, each of the parties hereto agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to (i) cause the conditions precedent set forth in SECTION 8, SECTION 9 and SECTION 10 to be satisfied; (ii) avoid any Action by any Governmental Authority; (iii) defend any Actions challenging this Agreement or the consummation of the transactions contemplated hereby; and (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Each of the parties hereto agrees to use commercially reasonable efforts to obtain all consents, approvals or waivers from third parties, including all applicable consents under the Contracts (provided, that the parties will discuss in good faith procedures to pursue third party consents with respect to the Merger, it being understood that, notwithstanding the foregoing, the Company shall not be obligated to make any payment or commitment that would materially impact the business of any Acquired Company in connection with obtaining any such consent).

(e)    Notwithstanding the foregoing, in the event any Governmental Authority objects to the transactions contemplated by this Agreement and in order to ensure that all necessary authorizations from all Governmental Authorities are obtained prior to the End Date, Parent shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses as is required (including assets of the Surviving Corporation and its Subsidiaries following the Effective Time), in order to avoid the entry of, or to effect the dissolution of, any order of a Governmental Authority, which would have the effect of preventing or delaying the Closing Date.
7.5    Company Plans.
(a)    The Company shall take all actions necessary and appropriate to terminate the Company Plans that are intended to meet the requirements of Section 401(a) of the Code and are referred to in Section 7.5 of the Disclosure Schedule contingent upon and effective as of immediately prior to the Closing, such termination to be effective immediately prior to the Closing; provided, that the Company shall provide Parent for its review and comment advance copies of communications with the Employees relating to such termination. Parent shall take all steps necessary to permit each Employee who is continuing employment with the Company, Parent or any Subsidiary of Parent following the Closing Date and who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from any such Company Plans to roll such eligible rollover distribution (including promissory notes) into an account under a 401(k) plan maintained by Parent or any Subsidiary of Parent.
(b)    Prior to the Closing, the Company shall: (i) deliver to Parent its calculation of Potential 280G Benefits and (ii) use its reasonable best efforts to obtain the waiver of such Potential 280G Benefits by the recipient and (iii) if applicable, seek approval, as described in Section 280G(b)(5) of the Code and Treasury Regulation Section 1.280G-1 thereunder, with respect to the such Potential 280G Benefits if such payments or benefits could reasonably be expected to result in the imposition of any excise Tax imposed under Section 4999 of the Code; provided, that the Company shall provide Parent for its review and comment advance copies of its calculations and communications by which it intends to seek such waiver and to seek such approval; provided, further, that any amounts or other entitlements that could be received by any “disqualified individual,” as defined in Section 280G(c) of the Code in connection with agreements or arrangements entered into with Parent or its Affiliates, whether prior to, on or after the date hereof, shall be disregarded for purposes of determining compliance with this Section 7.5(b) unless such agreements or arrangements (including all information required to determine the aggregate present value of the “parachute payments” (each, as defined in Section 280G of the Code) such person could receive thereunder) have been provided to the Company no later than ten (10) Business Days following the date hereof.
(c)    Parent shall, or shall cause the Surviving Corporation to, provide each Employee (other than an Employee who is a Key Employee) who remains an employee of any of the Acquired Companies at the Effective Time (i) the period from the Closing Date through December 31, 2018, with the same level and amount of base salary or wages (as applicable) and cash incentive bonus and commission opportunities as are in effect immediately prior to the Closing, and (ii) with other terms and conditions of employment, including compensation and employee benefits that are no less favorable in the aggregate than those provided to similarly-situated employees of Parent; provided, however, that each Key Employee shall be entitled to payment of any bonus earned for the first quarter of 2018 under any Company Plan (to the extent that the terms of such bonus were disclosed in Section 4.23 of the Disclosure Schedule), which bonus shall if earned be paid in the second quarter of 2018. With respect to each benefit plan, program, practice, policy or arrangement maintained by Parent in which current Employees subsequently participate, for purposes of determining eligibility, vesting and entitlement to benefits, including for severance benefits and vacation entitlement, Parent shall credit each Employee with such Employee’s years of service with the Acquired Companies (or predecessor employers to the extent the applicable Acquired Company provides past service credit) to the same extent such Employee was entitled to be credited immediately prior to the Closing under any similar Company Plan; provided, that such service shall not be recognized for purpose of accruals of benefits or to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the corresponding Company Plan. Notwithstanding the foregoing, (i) nothing in this Agreement shall be interpreted or construed to confer upon any Employee any right with respect to continuance of employment by or other service with the Surviving Corporation, Parent or any Subsidiary of Parent, nor shall this Agreement interfere in any way with the right of the Surviving Corporation, Parent or any Subsidiary of Parent to terminate or change any Employee’s or Service Provider’s employment or other association, compensation or benefits at any time, or require the Surviving Corporation, Parent or any Subsidiary to continue the employment or services of any Employee or Service Provider following the Effective Time and (ii) nothing in this Agreement shall constitute an amendment of, or interfere in any way with, the right of the Surviving Corporation, Parent or any Subsidiary to amend, terminate or otherwise discontinue any or all plans, practices or policies of the Surviving Corporation, Parent or any Subsidiary in effect from time to time. This representation is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder as a third-party beneficiary.
(d)    Parent is not under any obligation to retain any Employee or Service Provider, or provide any Employee or Service Provider with any particular benefits, or make any payments or provide any benefits to those Employees or Service Providers whom Parent chooses not to employ or subsequently terminates, except as otherwise required by applicable Legal Requirements.
7.6    Indemnification of D&O Indemnitees.
(a)    For a period of six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation and each of its Subsidiaries to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification provisions under the Company Organizational Documents as in effect on the date of this Agreement and under Contracts between the Company and its directors and officers (the persons entitled to be indemnified pursuant to such provisions, and all other current and former directors and officers of Company being referred to collectively as the “D&O Indemnitees”).
(b)    At or prior to Closing, the Company shall (at the Company’s expense) obtain and fully pay a six-year irrevocable “tail” directors’ and officers’ liability insurance policy covering acts or omissions occurring prior to the Closing Date with respect to those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy on terms with respect to such coverage and amount no less favorable in the aggregate to the Company’s directors and officers currently covered by such insurance than those of such policy in effect on the date hereof; provided, that such “tail” policy shall provide such coverage for six (6) years from the Closing Date and shall be obtained from the Company’s or Parent’s current insurance company or another reputable insurance company, reasonably satisfactory to Parent.
(c)    With respect to any right to indemnification, reimbursement or advancement for acts or omissions occurring prior to or at the Closing, Parent and the Acquired Companies, as applicable, shall be the indemnitor of first resort, responsible for all such indemnification, reimbursement and advancement that any D&O Indemnitees may have from any direct or indirect shareholder or equity holder of the Acquired Companies (or any Affiliate of such shareholder or equity holder) and without the right to seek subrogation, indemnity or contribution from any other Person. Each of the Acquired Companies and Parent further agrees that no advance or prepayment by any Person other than Parent and the Acquired Companies as the primary indemnitor on behalf of any D&O Indemnitee with respect to any claim for which such D&O Indemnitee has sought indemnification from any of the Acquired Companies shall affect the foregoing and that any such secondary indemnitor shall have a right of contribution or to be subrogated to the extent of such advancement or payment to all the rights of recovery of the D&O Indemnitee against Parent and the Acquired Companies, and each of Parent and the Acquired Companies hereby irrevocably waives, relinquishes and releases any such secondary indemnitor from any and all claims against the secondary indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.
(d)    In the event that Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Corporation shall be obligated to ensure that the successors and assigns of Parent and the Surviving Corporation assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 7.6.
(e)    This Section 7.6 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the D&O Indemnitees, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.
7.7    Termination of Certain Agreements. On or prior to the Closing Date, the Company shall, and shall cause each applicable Company Subsidiary to, terminate all Contracts with any of the Company Securityholders or other Related Parties set forth on Section 7.7 of the Disclosure Schedule.
7.8    No-Shop.
(a)    The Company shall not, and shall not permit any of its Representatives to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving an Acquisition Proposal, other than the transactions contemplated by this Agreement, (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Proposal, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company or any Company Subsidiary in connection with an Acquisition Proposal, or (iv) otherwise consent to, or cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.
(b)    The Company shall notify Parent orally or in writing promptly (but in no event later than one (1) Business Day) after receipt by the Company, or any of its Representatives of (i) any Acquisition Proposal from any Person, other than Parent, or (ii) any request for non-public information relating to the Company or any Company Subsidiary or for access to the properties, books or records of the Company or any Company Subsidiary by any Person, other than Parent, to the extent reasonably likely to lead to an Acquisition Proposal. Any such notice of an Acquisition Proposal shall include, to the extent known, the name of the purchaser, the dollar amount, if any, of the purchase price of the Acquisition Proposal, its composition (i.e., cash, securities, etc.) and any material contingencies (e.g., earn-out or other conditions).
(c)    The Company shall (and shall cause its Representatives to), immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any Acquisition Proposal. The Company or any Company Subsidiary shall not release any third party from the confidentiality and standstill provisions of any agreement to which the Company or any Company Subsidiary is a party.

7.9    Representations and Warranties Insurance Policy. Prior to or upon Closing, Parent shall obtain a representations and warranties insurance policy issued by Vale Insurance Partners, LLC, for the benefit of Parent as the named insured (the “R&W Insurance Policy”), with a policy limit of $180,000,000, a term of twelve (12) months, and such other terms and conditions acceptable to Parent and the Company, and notify the Stockholder Representative that such policy has been bound as of the Closing Date and provide the Stockholder Representative with a true, correct and complete copy of such policy. The Company shall use commercially reasonable efforts to cooperate with Parent and the applicable insurance provider as reasonably requested by Parent and such insurance provider in connection with obtaining the R&W Insurance Policy. The R&W Insurance Policy shall provide that the insurer or insurers may not seek to or enforce any rights of subrogation, contribution or rights acquired by assignment that it or they might have against any Non-Parties arising out of, as a result of, or related to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, including any alleged breach of any representation or warranty or the indemnification obligations under SECTION 14, in all cases, other than as a result of actual and intentional fraud. Parent and its Affiliates will not amend, permit to be amended, waive or otherwise modify the R&W Insurance Policy in a manner that is or could reasonably be expected to be adverse to any Non-Parties without the prior written consent of the Stockholder Representative, in each instance.
7.10    Financing.
(a)    Parent shall use its, and shall cause its controlled Affiliates (as applicable) to use their, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions set forth in the Commitment Letter, including using commercially reasonable best efforts to (i) maintain in effect and comply with the Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Financing on the terms and subject only to the conditions set forth in the Commitment Letter, (iii) satisfy on a timely basis all conditions applicable to Parent in the Commitment Letter at or prior to the Closing Date that are in its control, (iv) upon the satisfaction or waiver of the conditions to Parent’s obligations to consummate the Merger, draw the Financing in the amount required to consummate the transactions contemplated by this Agreement on the Closing Date and (v) in the event of a failure to fund by the Financing Sources in accordance with the Commitment Letter, enforce its rights under the Commitment Letter and the definitive agreements (if any) with respect thereto.  Parent shall not, without the prior written consent of the Company, agree to or permit any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Commitment Letter if such termination, amendment, supplement, modification or waiver would (A) reduce the aggregate amount of any portion of the Financing, (B) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions precedent to the Financing in a manner that would reasonably be expected to prevent or impede or delay the funding of the Financing (or satisfaction of the conditions to the Financing), (C) adversely impact the ability of Parent to enforce its rights against other parties to the Commitment Letter, or (D) delay or prevent the Closing or make the funding of the Financing less likely to occur; provided that Parent may, without the consent of the Company, amend or otherwise modify the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter on the date of this Agreement, as expressly contemplated by the Commitment Letter.  Parent shall promptly deliver to the Company true and complete copies of any amendment, modification, supplement, consent or waiver to or under any Commitment Letter or the definitive agreements relating to the Financing promptly upon execution thereof.
(b)    Parent shall keep the Company informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice of (i) any breach, default, termination, cancellation or repudiation by any party to the Commitment Letter, (ii) the receipt by Parent of any written notice or other written communication from any Financing Source with respect to any (A) breach, default, termination, cancellation or repudiation by any party to the Commitment Letter or (B) dispute or disagreement between Parent and any Financing Source related to the Financing that could reasonably be expected to delay or otherwise adversely impact the ability of Parent to obtain all or part of the Financing that is contemplated as of the date hereof to be funded on the Closing Date (giving effect to market flex provisions), and (iii) the occurrence of an event or development that could reasonably be expected to adversely affect the ability of Parent to obtain all or any portion of the Financing that is contemplated as of the date hereof to be funded on the Closing Date (giving effect to market flex provisions) on the terms and in the manner contemplated by the Commitment Letter.  As soon as reasonably practicable, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence.  If any portion of the Financing becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Commitment Letter, Parent shall promptly notify the Company in writing and Parent shall use reasonable best efforts to arrange and obtain, reasonably promptly given the anticipated timing of Closing, in replacement thereof alternative financing (the “Alternative Financing”) in an amount sufficient to fund the Required Amount with terms and conditions (including “market flex” provisions) not materially less favorable to Parent (or its respective Affiliates) than the terms and conditions set forth in the Commitment Letter as in effect on the date of this Agreement (as it may have been amended or otherwise modified to the extent permitted by this Section 7.10).  Parent shall deliver to the Company true and complete copies of the financing letters for any such Alternative Financing (including fee letters that shall have fee or related economic information redacted pursuant to the terms thereof) pursuant to which any such alternative source shall have committed to provide all or any portion of the Alternative Financing.
(c)    Prior to the Closing Date, the Company shall use its reasonable best efforts to provide, and shall cause its Subsidiaries to use their reasonable best efforts to provide, and shall use reasonable best efforts to cause its and their respective officers, employees and advisors to provide, to Parent, at Parent’s sole cost and expense, such reasonable cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Financing, including using reasonable best efforts to:
(i)    furnish Parent with the Required Information;
(ii)    upon reasonable advance notice, cause senior management of the Company to participate in a reasonable number of lender meetings, diligence sessions and sessions with rating agencies in connection with the Financing, all at reasonable times and intervals;
(iii)    assist Parent with the preparation by Parent and the Financing Sources of materials for rating agency presentations, bank information memoranda, lender presentations, syndication memoranda and similar marketing or offering materials, memoranda or documents, in each case to the extent, and solely to the extent, such materials relate to information concerning the Company and the Company Subsidiaries and, if required, assist Parent in obtaining ratings in connection with the Financing;
(iv)    execute and deliver as of (but not prior to) the Closing any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent (provided, that (A) none of the documents or certificates shall be executed or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative upon, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective officers or employees involved prior to the Closing Date) and otherwise reasonably facilitate the pledging of collateral;
(v)    provide, at least three (3) Business Days prior to the Closing, all documentation and other information about the Company and its Subsidiaries as is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, in each case to the extent requested at least ten (10) Business Days in advance of the Closing;
(vi)    request the Payoff Letter from the applicable existing lenders (or agent in respect thereof) of the Company or its Subsidiaries;
(vii)    subject to the proviso in Section 7.10(c)(ix), cause the Company’s accountants to provide, consistent with customary practice, reasonable assistance to Parent in connection with Parent’s preparation of pro forma financial statements and information;
(viii)    as promptly as reasonably practicable, inform Parent if the Company or its Subsidiaries shall have Knowledge (x) that any restatement of the financial statements of ABILITY Network Inc. comprising a portion of the Required Information must be made (or the auditors of ABILITY Network Inc. have recommended such a restatement be made) in order for such financial statements to comply with GAAP or (y) that any of the Required Information is no longer Compliant; and
(ix)    solely with respect to financial information and data derived from the historical books and records of the Company and its Subsidiaries, assist Parent with the preparation of pro forma financial information and pro forma financial statements necessary or reasonably required by Parent or the Financing Sources, it being agreed that the Company will not be required to provide any information or assistance relating to (A) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Financing or (B) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent; provided, however, that (I) in no event shall the Company, the Company’s Subsidiaries or the Company’s accountants be required to provide, prepare or assist with the preparation of, any purchase accounting adjustments, valuations or purchase price allocations and (II) in no event shall the Company, the Company’s Subsidiaries or the Company’s accountants be required to assist in causing such pro forma financial information and pro forma financial statements to comply with Regulation S-X.
(d)    Notwithstanding anything to the contrary herein, none of such requested cooperation provided in accordance with this Section 7.10 shall unreasonably interfere with the normal business or operations of the Company and its Subsidiaries and in no event shall the Company or any of its Subsidiaries be required to (i) bear any expense, pay any commitment or other fee, enter into any definitive agreement, incur any other liability, make any other payment, be an issuer or other obligor with respect to the Financing or agree to provide any indemnity in connection with the Financing or any of the foregoing in each case prior to the Effective Time or (ii) take any action to cause any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Parent the right to terminate this Agreement or seek indemnity under the terms hereof.  In addition, nothing in this Section 7.10 shall require (a) the Company or any of its Subsidiaries to provide access to or disclose information when the Company determines that such access or disclosure would reasonably be expected to jeopardize the attorney client privilege, (b) any action that would conflict with or violate the Company Organizational Documents or any law or result in, prior to the Effective Time, the contravention of, or that would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any Material Contract, (c) any employee, officer or director of the Company or any of its Subsidiaries incurring any personal liability (as opposed to liability in his or her capacity as an officer of such Person) with respect to any matters related to the Financing, (d) the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Financing or any documentation related thereto prior to the Effective Time or (e) the Company, any of its Subsidiaries or their counsel to provide any legal opinion in connection with the Financing.  For the avoidance of doubt, none of the Company or any of its Subsidiaries or their respective officers, directors or employees shall be required to execute or enter into or perform any agreement with respect to the Financing contemplated by the Commitment Letter that is not contingent upon the Closing or that would be effective prior to the Closing and no directors of the Company or any of its Subsidiaries that will not be continuing directors, acting in such capacity, shall be required to execute or enter into or perform any agreement with respect to the Financing. Parent shall, with respect to the arrangement of the Financing, (I) promptly reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including (A) reasonable attorneys’ fees and (B) expenses of the Company’s accounting firms incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by Section 7.10(c)) and (II) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, claims, damages, liabilities, costs, expenses, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, this Section 7.10), in each case other than to the extent any of the foregoing was suffered or incurred as a result of the gross negligence or willful misconduct of the Company or any of its Subsidiaries or, in each case, their respective Affiliates and Representatives.
(e)    The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, periodically update any Required Information provided to Parent as may be necessary so that such Required Information is Compliant.
(f)    For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 7.10 represent the sole obligation of the Company, its Subsidiaries and Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Financing and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.
(g)    The Company hereby consents, on behalf of itself and each of the Acquired Companies, to the use of the Acquired Companies’ logos solely in connection with the Financing; provided, that Parent shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Acquired Companies or the Acquired Companies’ reputation or goodwill and will comply with the Company’s usage requirements to the extent made available to Parent prior to the date of this Agreement.
(h)    Parent acknowledges and agrees that the obtaining of the Financing, or any Alternative Financing, is not a condition to Closing.
7.11    Access to Information. For a period of six (6) years after the Closing, subject to the execution and delivery of a confidentiality agreement in form and substance reasonably satisfactory to Parent, Parent shall cause the Acquired Companies to provide the Stockholder Representative and its Representatives reasonable access to the appropriate officers, books and records (including all electronic data related thereto) of the Acquired Companies during their regular business hours upon reasonable advance notice and reasonable circumstances, including to the extent necessary for the preparation of insurance claims, financial statements, regulatory filings, Tax Returns of the Company Stockholders or their Affiliates in respect of periods ending on or prior to the Closing, or in connection with any Actions (other than Actions in respect of which Parent or its Affiliates is an adverse party, which access shall be governed by applicable Legal Requirements). Notwithstanding anything herein to the contrary, no such access shall be permitted to the extent that (i) it would reasonably be expected to require any of the Acquired Companies to disclose information subject to attorney-client or other legal privilege, (ii) conflict with any confidentiality obligations to which any of the Acquired Companies is bound, or (iii) violate any applicable Legal Requirements. Notwithstanding the foregoing, the Acquired Companies shall use commercially reasonable efforts to make reasonable and appropriate substitute disclosure arrangements which would allow it to disclose to the Stockholder Representative information of the types described above without resulting in any such disclosures of information being subject to privilege, conflicts or violations. The Stockholder Representative shall be entitled to make copies of the books and records to which it is entitled to access pursuant to this Section 7.11. Parent shall cause the Acquired Companies to hold all the books and records of the Acquired Companies existing on the Closing Date and not to destroy or dispose of any thereof for a period of six (6) years from the Closing Date or such longer time as may be required by Legal Requirements.
SECTION 8
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER
The respective obligations of each party to this Agreement to consummate the Merger and effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions:
8.1    Stockholder Approvals. The Requisite Stockholder Approval shall have been delivered to Parent and shall not have been rescinded, revoked or changed.
8.2    No Order. No temporary restraining order, preliminary or permanent injunction or other order or judgment preventing the consummation of the Merger or the other transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction and remain in effect.
8.3    Antitrust Approvals. The waiting period applicable to the consummation of the Merger (and any extension thereof) under the HSR Act shall have expired or terminated early.
SECTION 9
ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PARENT AND MERGER SUB
The obligations of Parent and Merger Sub to consummate the Merger and effect the other transactions contemplated hereby shall be subject to satisfaction or, to the extent permitted by applicable Legal Requirements, waiver by Parent at or prior to the Closing of each of the following conditions:
9.1    Representations, Warranties and Covenants.
(a)     (i) Each of the representations and warranties of the Company in Sections 4.1(a) (Organization and Good Standing of the Company), 4.2 (Capitalization), 4.3 (other than 4.3(d)) (Company Subsidiaries), 4.5 (Authority) and 4.6(i) (No Conflict with Organizational Documents) shall be true, complete and correct in all material respects as of the date of this Agreement and as of the

Closing Date as though such representation or warranty had been made as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall remain true, complete and correct as of such date), (ii) the representation in the first sentence of Section 4.9 of this Agreement shall be true, complete and correct in all respects, and (iii) each of the other representations and warranties of the Company in SECTION 4 of this Agreement shall be true, complete and correct in all respects as of the date of this Agreement and as of the Closing Date as though such representation or warranty had been made as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall remain true, complete and correct as of such date); provided, however, that the condition set forth in this Section 9.1(a)(iii) shall be deemed satisfied unless the aggregate effect of all such failures of such representations and warranties to be true, complete and correct (for purposes of this proviso, determining the truth, completeness or correctness of such representations and warranties without giving effect to any qualifications with respect to materiality or Material Adverse Effect included therein), taken together, has had or would reasonably be expected to have a Material Adverse Effect.
(b)    The Company and the Stockholder Representative shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement required to be performed and complied with by them at or prior to the Closing; provided, that, for purposes of determining whether the condition set forth in this Section 9.1(b) has been satisfied, (i) the obligations set forth in Section 7.10 shall be considered not to have been so performed and complied with in all material respects only if the Company is in breach of such obligations and such breach is the proximate cause of Parent’s failure to obtain the Financing (or the Alternative Financing) and (ii) the covenants and agreements set forth in Section 6.2 shall be disregarded.
9.2    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.
9.3    Employee Matters. The Key Employee Agreements with each of the Key Employees and the Noncompetition Agreements with each of the individuals identified on Section 1 of the Disclosure Schedule under the heading “Major Securityholders” (in each case, except with respect to any such Key Employee or Person who has died or become permanently disabled since the date of this Agreement) shall remain in full force and effect as of the Effective Time.
9.4    Dissenting Shares. Holders of no more than five percent (5%) of the Company Stock shall have exercised any appraisal or dissenters’ rights pursuant to the DGCL.
9.5    Deliveries. The Company shall have delivered, or caused to be delivered, to Parent the following:
(a)    a certificate executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer certifying to the effect that, as of the Closing Date, each of the conditions set forth in Sections 9.1 and 9.2 has been satisfied;
(b)    a certificate dated as of the Closing Date duly executed by the Company satisfying the requirements set forth in Treasury Regulation Sections 1.1445‑2(c)(3) and 1.897‑2(h), certifying that the Company is not nor has been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) at any time during the five (5) years preceding the date of the certificate and a notice duly executed by the Company from the Company to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) in form and substance reasonably satisfactory to Parent, along with the Company’s duly executed written authorization for Parent, as agent for the Company, to deliver such notice to the IRS on behalf of the Company upon the Closing;

(c)    resignations, dated as of the Closing Date, of each director and, to the extent requested by Parent in writing at least five (5) Business Days prior to the Closing Date, each officer of the Company, effective at or prior to the Effective Time;
(d)    the Certificate of Merger, duly executed by the Company;
(e)    the Escrow Agreement, duly executed by the Stockholder Representative;
(f)    the Payoff Letters;
(g)    the Intercompany Notes Payoff Letter;
(h)    the Stockholder Written Consent and Agreement signed by Company Stockholders holding at least 92% of the issued and outstanding Company Common Stock; and
(i)    the 2017 Audited ABILITY Financial Statements.
If the Closing occurs, all conditions set forth in this SECTION 9 that have not been fully satisfied as of the Closing shall be deemed to have been fully waived.
SECTION 10
ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY
The obligations of the Company to consummate the Merger and effect the transactions contemplated hereby are subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, wavier by the Company at or prior to the Closing of the following conditions:
10.1    Representations, Warranties and Covenants.
(a)    (i) Each of the representations and warranties of Parent in Sections 5.1 (Organization and Standing), Section 5.2(a) (Authority), Section 5.2(b)(i) (No Conflict), Section 5.3 (Parent Common Stock), Section 5.4(a) (SEC Filings; Compliance with Exchange Act), Section 5.5(a) (Financial Statements), and Section 5.6 (Brokers and Finders) of this Agreement shall be true, complete and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representation or warranty had been made as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall remain true, complete and correct as of such date) and (ii) each of the other representations and warranties of Parent and Merger Sub in this Agreement shall be true, complete and correct in all respects as of the date of this Agreement and as of the Closing Date as though such representation or warranty had been made as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall remain true, complete and correct as of such date), except where any failure to be true, complete, and correct would not reasonably be expected to prohibit or restrain the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, and
(b)     Parent and Merger Sub shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement required to be performed and complied with by them at or prior to the Closing.

10.2    Deliveries. Parent shall have delivered, or caused to be delivered, to the Company the following:
(a)    a certificate executed on behalf of Parent by a duly authorized officer certifying to the effect that, as of the Closing Date, the conditions set forth in Section 10.1 above have been satisfied; and
(b)    the Escrow Agreement, duly executed by Parent and the Escrow Agent.
If the Closing occurs, all conditions set forth in this SECTION 10 that have not been fully satisfied as of the Closing shall be deemed to have been fully waived.
SECTION 11
SURVIVAL
11.1    Representations and Warranties of the Company; Covenants of the Stockholder Representative. All representations and warranties of the Company contained herein or in any certificate required to be delivered hereunder in connection with the transactions contemplated hereby, and all covenants and agreements of the Stockholder Representative to be performed following the Closing, shall survive the Closing and shall expire on the date that is twelve (12) months after the Closing Date (the “Escrow Period Termination Date”), and all remedies exercisable by a Parent Indemnified Party hereunder with respect to those representations, warranties, covenants and agreements will terminate on the Escrow Period Termination Date; provided, that if any claim for indemnification has been asserted with respect to a breach or non-fulfillment, as applicable, of such representations, warranties, covenants or agreements prior to the Escrow Period Termination Date, such claim shall survive and continue in effect until final resolution of such claim, subject to the terms and conditions of SECTION 14, including the first sentence of Section 14.2(b) and Section 14.4(b). All covenants and agreements to be performed by the Company prior to the Closing shall expire at the Closing.
11.2    Representations and Warranties of Parent and Merger Sub; Covenants of Parent. All representations and warranties of Parent and Merger Sub contained herein or in any certificate required to be delivered hereunder in connection with the transactions contemplated hereby, and all remedies exercisable by a Company Securityholder Indemnified Party with respect to those representations and warranties, will terminate at the end of the twelve (12) month period after the Closing Date; provided, that if any claim for indemnification has been asserted with respect to a breach of such representations and warranties prior to the such period, such claim shall survive and continue in effect until final resolution of such claim. All covenants and agreements of Parent contained herein to be performed following the Effective Time shall survive the Closing and continue in full force until performed in accordance with their terms.
SECTION 12
TERMINATION
12.1    Termination Prior to the Effective Time of the Merger. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors or any authorized Committee thereof of the terminating party or parties:
(a)    by mutual written consent of the Company and Parent;
(b)    by either the Company or Parent if the Closing shall not have occurred by July 4, 2018, as extended to the first Business Day following the final day of the Marketing Period, if the

Marketing Period has commenced and the first Business Day following the final day of the Marketing Period would be after such date (the “End Date”); provided, that the right to terminate this Agreement under this Section 12.1(b) shall not be available to any party whose action or failure to act has been a principal cause of, or resulted in the failure of, the Closing to occur on or before such date, and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that if the Merger is not consummated by the End Date as a result of a Financing Failure, then, notwithstanding the first proviso of this Section 12.1(b), Parent may terminate this Agreement so long as it pays the fee required by Section 12.3(a) in the event of a Financing Failure. For the avoidance of doubt, nothing in this Agreement shall be construed to obligate Parent to seek or obtain any extension of the Commitment Letter;
(c)    by either the Company or Parent, if a Governmental Authority shall have issued or enacted any final and nonappealable Legal Requirement or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, including the Merger; provided, that the right to terminate this Agreement under this Section 12.1(c) shall not be available to any party whose action or failure to act, in violation of this Agreement, has been a principal cause of, or resulted in, such impediment;
(d)    by the Company, (i) upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub, or (ii) if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case, such that the conditions set forth in Section 10.1 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable prior to the End Date, then the Company may not terminate this Agreement under this Section 12.1(d) prior to thirty (30) days following the receipt by Parent of written notice from the Company of such inaccuracy or breach or such shorter period of time that remains between the date the Company gives notice of such inaccuracy or breach and the End Date (it being understood that the Company may not terminate this Agreement pursuant to this Section 12.1(d) if the Company shall have materially breached this Agreement or if such inaccuracy or breach by Parent or Merger Sub is cured such that such conditions would then be satisfied);
(e)    by Parent, (i) upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or the Stockholder Representative, or (ii) if any representation or warranty of the Company shall have become untrue, in either case, such that the conditions set forth in Section 9.1 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company’s representations and warranties or breach by the Company or the Stockholder Representative is curable by the Company or the Stockholder Representative prior to the End Date, then Parent may not terminate this Agreement under this Section 12.1(e) prior to the thirty (30) days following the receipt by the Company of written notice from Parent of such inaccuracy or breach or such shorter period of time that remains between the date Parent gives notice of such inaccuracy or breach and the End Date (it being understood that Parent may not terminate this Agreement pursuant to this Section 12.1(e) if Parent shall have materially breached this Agreement or if such inaccuracy or breach by the Company or the Stockholder Representative is cured such that such conditions would then be satisfied);
(f)    by Parent, if the Stockholder Written Consent and Agreement signed by Company Stockholders holding at least 92% of the issued and outstanding Company Common Stock is not delivered within two (2) hours of the execution of this Agreement or has been rescinded, revoked or changed; or

(g)    by the Company, if the conditions to Closing set forth in SECTION 8 and SECTION 9 are satisfied or waived (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time) and Parent shall not, within two (2) Business Days after the date on which the Closing was required to have occurred pursuant to Section 2.2 (or on or prior to the End Date, if sooner), have consummated the transactions contemplated by this Agreement (including making the payments contemplated by Section 3.7(a) and delivering the certificates for the shares of Parent Common Stock contemplated by Section 3.7(b)) (a “Financing Failure”).
12.2    Notice of Termination; Effect of Termination. If a party wishes to terminate this Agreement pursuant to Section 12.1, then such party shall deliver to the other parties to this Agreement a written notice stating that such party is terminating this Agreement and setting forth a brief description of the basis on which such party is terminating this Agreement. Any termination of this Agreement under Section 12.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 12.1, this Agreement shall be null and void and of no further force or effect and all rights and liabilities of the parties hereto shall terminate without liability on the part of any party hereto; provided, however, that notwithstanding anything herein to the contrary (i) the provisions set forth in Sections 7.2 (Confidentiality), Section 7.3 (Public Disclosure), the last sentence of 7.10(d) (Financing Cooperation Indemnification), this Section 12.2 (Notice of Termination; Effect of Termination), Section 12.3 (Termination Fee) and SECTION 17 (Miscellaneous), as well as any defined terms used in such Sections, shall survive the termination of this Agreement and (ii) subject to Section 12.3, nothing herein shall relieve any party from liability for any willful and material breach of this Agreement prior to such termination. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.
12.3    Termination Fee.
(a)    Notwithstanding anything in this Agreement to the contrary, if this Agreement is terminated by the Company pursuant to Section 12.1(d) or Section 12.1(g) (or by Parent pursuant to Section 12.1(b) at a time when the Company could have terminated this Agreement pursuant to Section 12.1(d) or Section 12.1(g)), then Parent shall pay to the Company or its designee a fee equal to $50,000,000 (the “Parent Termination Fee”) no later than two (2) Business Days after such termination by wire transfer of immediately available funds to an account specified in writing by the Company.
(b)    The parties acknowledge that (i) the agreement contained in this Section 12.3 is an integral part of the transactions contemplated by this Agreement, (ii) the amount of, and the basis for payment of, the fee described herein is reasonable and appropriate in all respects and (iii) without this agreement, the parties would not enter into this Agreement. Accordingly, if Parent fails to pay in a timely manner the Parent Termination Fee, and, in order to obtain such payment, the Company makes a claim that results in a judgment for an amount equal to all or a portion of the Parent Termination Fee, Parent shall pay to the Company or its designee the Company’s reasonable costs and expenses (including reasonable fees and costs of counsel) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal, Eastern Edition, from the date such fee, cost or expense was required to be paid to (but excluding) the payment date. All payments under Section 12.3(a) or this Section 12.3(b) shall be made by wire transfer of immediately available funds to an account (or accounts) designated by the Company.
(c)    Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated and the Parent Termination Fee is payable pursuant to Section 12.3(a), (i) the sole and exclusive remedy of the Company against Parent, Merger Sub or any Financing Sources, or any of their respective Affiliates or Representatives (collectively, the “Purchaser Related Parties”) for any Damages suffered as a result thereof or any breach of any representation, warranty, covenant or agreement in this Agreement, any of transactions contemplated hereby, or the Financing shall be the right to terminate this Agreement (subject to the terms of Section 12.1) and receive payment of the Parent Termination Fee (and the expenses and interest, if any, contemplated by the second sentence of Section 12.3(b)) as and only to the extent provided by Section 12.3(a) and Section 12.3(b), and (ii) except as provided in the immediately foregoing clause (i), none of the Purchaser Related Parties will have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, that the foregoing shall not (A) limit the ability of the Company to recover reimbursement for costs and expenses and indemnification under Section 7.10(d) or (B) restrict the Company’s entitlement to seek and obtain specific performance as and to the extent permitted by Section 17.7(b); provided, further, that while the Company may pursue both specific performance as and to the extent permitted by Section 17.7(b) and payment of the Parent Termination Fee in accordance with Section 12.3(a), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of the Parent Termination Fee. If the Company receives the Parent Termination Fee, it shall not seek to recover any other money damages or seek any other monetary remedy (other than under Section 7.10(d)).
SECTION 13
FEES AND EXPENSES
13.1    General. Except as otherwise provided in this Agreement and whether or not the Merger is consummated, each party shall bear its respective fees, costs and expenses incurred in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors, and the Company shall bear the fees, costs and expenses incurred by the Company Securityholders in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby (which, in the case of the Company, includes the Company Transaction Expenses and all fees, costs and expenses of the Stockholder Representative).
SECTION 14
INDEMNIFICATION
14.1    Indemnification of Parent Indemnified Parties. From and after the Closing (but subject to the provisions of Section 11.1 and this SECTION 14), Parent, Merger Sub, their respective Affiliates (including, following the Effective Time, the Surviving Corporation) and their respective directors, officers, employees, equityholders, agents, successors and assigns (collectively, the “Parent Indemnified Parties”) shall be indemnified, solely from the Escrow Fund, from and against any and all Damages based upon, arising from or related to any of the following (regardless of whether or not such Damages relate to any third party claim) (each a “Parent Claim”):
(a)    any breach of any representation or warranty made by the Company in SECTION 4 or in any certificate delivered by the Company pursuant to this Agreement (in each case, as such representation or warranty would read if all qualifications as to materiality, including each reference to the defined term Material Adverse Effect (except where Material Adverse Effect appears in the first sentence of Section 4.9) were deleted therefrom); and

(b)    any breach or non-fulfillment of any covenant or agreement in this Agreement that is to be performed following the Closing by the Stockholder Representative.
14.2    Certain Limitations on Parent Claims.
(a)    Subject to the terms and conditions of this SECTION 14, including the first sentence of Section 14.2(b), with respect to any claim asserted under Section 14.1(a), unless and until the aggregate amount of Damages exceeds on a cumulative basis an amount equal to $12,000,000, a Parent Indemnified Party shall be entitled to recover only fifty percent (50%) of the amount of the Damages that would be payable pursuant to such claim.
(b)    Notwithstanding anything to the contrary contained herein or otherwise, the aggregate amount of indemnification available to the Parent Indemnified Parties under Section 14.1 shall be restricted to the Escrow Fund and shall not exceed $6,000,000; provided, that the parties hereto acknowledge that separate coverage may be available for certain Damages under the R&W Insurance Policy. In respect of any Damages and subject to the terms and conditions of this SECTION 14, including the first sentence of this Section 14.2(b), the Parent Indemnified Parties shall seek payment first out of the Escrow Fund until the Escrow Fund is exhausted and second under the R&W Insurance Policy.
(c)    Parent hereby agrees, on behalf of itself and each of the other Parent Indemnified Parties, that other than indirectly through the payment of all or a portion of the Escrow Fund to the Parent Indemnified Parties if and as required by the terms of this Agreement and the Escrow Agreement, under no circumstances will the Company Securityholders or any of their Affiliates, or their respective officers, directors, managers, partners, members, employees, agents, representatives, successors and permitted assigns (collectively, the “Seller Parties”) have any liability to any of the Parent Indemnified Parties relating to or arising from this Agreement or in connection with the transactions contemplated hereby. Parent hereby waives, on behalf of itself and the other Parent Indemnified Parties, to the fullest extent permitted by applicable Legal Requirements, any claim against, and shall have no recourse to, the Company Securityholders or any other Seller Party under any Recourse Theory, including under any control person liability theory for any action or inaction of the Acquired Companies. Notwithstanding the foregoing, this Section 14.2(c) shall be subject to Section 14.10(c)(i).
(d)    Except for Parent pursuant to the terms hereof, no Person (including the Company Securityholders or any of their respective Affiliates) shall have any obligation to fund the Escrow Fund.
(e)    In no event shall any Parent Indemnified Party be entitled to indemnification pursuant to Section 14.1(a) if such breach relates to the taking of any action or the failure to take any action with respect to which Parent consented in accordance with Section 6.1 or Section 6.3.
14.3    Indemnification of Company Securityholder Parties. From and after the Closing (but subject to the provisions of Section 11.2 and this SECTION 14), Parent and the Surviving Corporation shall, jointly and severally, indemnify the Company Securityholders, their respective Affiliates and their respective directors, officers, employees, equityholders, agents, successors and assigns (collectively, the “Company Securityholder Indemnified Parties”) from and against any and all Damages based upon, arising from or related to any of the following (regardless of whether or not such Damages relate to any third party claim) (each a “Company Securityholder Claim”):
(a)    any breach of any representation or warranty made by Parent or Merger Sub in SECTION 5 or in any certificate delivered by Parent pursuant to this Agreement (in each case, as such representation or warranty would read if all qualifications as to materiality were deleted therefrom); and
(b)    any breach or non-fulfillment of any covenant or agreement in this Agreement that is to be performed following the Closing by Parent.
14.4    Certain Limitations on Company Securityholder Claims.
(a)    Subject to the terms and conditions of this SECTION 14, including Section 14.4(b), with respect to any claim asserted under Section 14.3(a), a Company Securityholder Indemnified Party shall be entitled to recover only fifty percent (50%) of the amount of the Damages that would be payable pursuant to such claim.
(b)    Notwithstanding anything to the contrary contained herein or otherwise, the aggregate amount of indemnification available to the Company Securityholder Indemnified Parties under Section 14.3 (other than for claims pursuant to Section 14.3(b) based on any breach or non-fulfillment of the covenants or agreements set forth in Section 3.7(b)) shall not exceed $6,000,000.
14.5    Notification of Claims. If a Person entitled to indemnification under this SECTION 14 (an “Indemnitee”) becomes aware of any facts or circumstances that would reasonably be expected to give rise to a claim for indemnification under this SECTION 14, such Indemnitee shall provide prompt notice of the same to the applicable Indemnitor Representative. Each such notice shall be in writing and shall describe with reasonable specificity the nature and amount of the applicable claim, along with the basis therefor under this SECTION 14. The failure to so notify an Indemnitor Representative will not limit any claim for indemnification under this SECTION 14; provided, that the ability of the Indemnitor Representative to defend its interest in connection with such claim is not materially and adversely prejudiced thereby.
14.6    Third Party Actions. In the event any Action is instituted by any third party against an Indemnitee which involves or appears reasonably likely to involve a Parent Claim for which indemnification may be sought, Parent will, promptly after receipt of notice of any such Action, notify the Stockholder Representative of the commencement thereof. The failure to so notify the Stockholder Representative of the commencement of any such Action will not relieve the Company Securityholders from liability in connection therewith, except to the extent that such failure materially and adversely affects the ability of the Company Securityholders to defend their interests in such Action. Parent shall have the right in its sole discretion to assume and control the defense or settlement of such Action; provided, that the Stockholder Representative and its counsel (at such party’s sole expense; provided with respect to the Stockholder Representative, at the Company Securityholders’ sole expense) may participate in (but not control the conduct of) the defense of such Action; provided, further that, except with the consent of the Stockholder Representative, subject to the terms and conditions of this SECTION 14, including the first sentence of Section 14.2(b), no settlement of any such Action with third party claimants shall be determinative of the amount of Damages with respect to a Parent Claim relating to such matter. In the event that the Stockholder Representative has consented to any such settlement, the Company Securityholders shall have no power or authority to object under any provision of this SECTION 14 to the amount of any such Parent Claim against the Escrow Fund with respect to such settlement. Notwithstanding the foregoing, any Parent Claim related to Taxes shall be subject to Section 15.3, and this Section 14.6 shall not apply to such Parent Claim.
14.7    Definition of Damages. For purposes of this Agreement, the term “Damages” shall mean the amount of any loss, claim, demand, damage, liability, judgment, fine, penalty (including interest and penalties awarded or imposed by a Governmental Authority), cost or out-of-pocket expense (including reasonable costs of investigation and reasonable attorneys’ fees and expenses) actually paid or incurred by an Indemnitee, whether or not involving an Action, including any reasonable costs of defending any Actions or enforcing such Indemnitee’s rights under this Agreement, but excluding punitive damages (except to the extent an Indemnitee is liable for punitive damages on account of a third party Action).
14.8    Treatment of Indemnification Payments. The Company Securityholders, the Stockholder Representative and Parent agree to treat and report (and cause their Affiliates to treat and report) any payments received pursuant to SECTION 14 as adjustments to the Aggregate Closing Consideration for all Tax purposes, to the maximum extent permitted by Legal Requirements.
14.9    Determination of Damage Amount.
(a)    The amount of any Damage subject to indemnification under Section 14.1 or Section 14.3 shall be calculated net of (i) any Tax Benefit actually realized and received by an Indemnitee or any of its Affiliates on account of such Damages and (ii) subject to Section 14.2(a), any insurance proceeds (net of direct collection expenses) or any indemnity, contribution or other similar payment received by an Indemnitee from any third party with respect thereto. If an Indemnitee realizes and receives a Tax Benefit after an indemnification payment is made to it, such Indemnitee shall promptly pay to Parent or the Payments Administrator and the Surviving Corporation (for further distribution to the Company Securityholders), as applicable, the amount of such Tax Benefit at such time or times as and to the extent that such Tax Benefit is actually realized and received by the Indemnitee or its Affiliates. For purposes of this Section 14.9, “Tax Benefit” shall mean any refund of Taxes paid or reduction in the amount of Taxes which otherwise would have been paid and which is not otherwise eligible for payment under the provisions of Section 15.5, prior to any offset pursuant to Section 15.5(f). Subject to Section 14.2(a), an Indemnitee shall seek full recovery under all insurance policies covering any Damage to the same extent as it would if such Damage were not subject to indemnification hereunder. In the event that an insurance or other recovery is made by any Indemnitee with respect to any Damage for which any such Person has been indemnified hereunder (other than recovery under the R&W Insurance Policy), then a refund equal to the aggregate amount of the recovery shall be made promptly to the Parent or the Payments Administrator and the Surviving Corporation (for further distribution to the Company Securityholders), as applicable.
(b)    No Parent Indemnified Party shall have any right to indemnification hereunder with respect to any Damage or alleged Damage to the extent such Damage or alleged Damage is included in the calculation of Aggregate Closing Consideration or is specifically and fully accrued and reserved for in the Financial Statements.
(c)    No Parent Indemnified Party shall be entitled to recovery for any Damage if such Damage is otherwise recovered by an Acquired Company pursuant to any agreement entered into by such Acquired Company in connection with past acquisitions or sales.
(d)    No Parent Indemnified Party shall be entitled to recover more than once in respect of any one Damage.
14.10    Exclusive Remedy.
(a)    Each of the parties hereto acknowledges and agrees that, from and after the Closing, its sole and exclusive remedy with respect to any and all claims relating, directly or indirectly, to the subject matter of this Agreement, the transactions contemplated hereby, any certificate, instrument, opinion or other documents delivered hereunder, the ownership, operation, management, use or control of the businesses of the Acquired Companies, any of their respective assets, or any actions or omissions at or prior to the Closing Date, regardless of the legal theory under which such liability or obligation may be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, shall be exclusively pursuant to the provisions set forth in Section 3.4 (Post-Closing Adjustment), Section 12.3 (Termination Fee), SECTION 14 (Indemnification) and Section 17.7 (Specific Performance), as applicable. Subject to the foregoing, each of the parties hereto hereby waives, from and after the Closing, to the fullest extent permitted under applicable Legal Requirements, any and all rights, claims and causes of action such party or any of its Affiliates may have against any other party relating (directly or indirectly) to the subject matter of this Agreement arising under or based upon any federal, state, local or foreign Legal Requirement or otherwise.
(b)    The parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on remedies with respect to this Agreement and the transactions contemplated hereby, constitute an integral part of the consideration given to the Company Securityholders, were specifically bargained for between sophisticated parties, and were specifically taken into account in the determination of the amounts to be paid to the Company Securityholders hereunder.
(c)    Notwithstanding anything to the contrary in this Agreement or otherwise, nothing herein shall operate to limit (i) the liability of any Company Securityholder to Parent for actual and intentional fraud in the event such Company Securityholder is finally determined by a court of competent jurisdiction to have willfully and knowingly committed actual and intentional fraud against Parent, with the specific intent to deceive and mislead Parent, regarding the representations and warranties made by the Company in this Agreement (provided, that no Company Securityholder shall be liable for the actual and intentional fraud of any other Company Securityholder); provided, that in no event shall the liability of any Company Securityholder pursuant to this Section 14.10(c)(i) exceed the proceeds received by such Company Securityholder under this Agreement, or (ii) the liability of Parent or its Affiliates to the Company Securityholders for actual and intentional fraud in the event Parent is finally determined by a court of competent jurisdiction to have willfully and knowingly committed actual and intentional fraud against the Company Securityholders, with the specific intent to deceive and mislead the Company Securityholders, regarding the representations and warranties made by Parent and Merger Sub in this Agreement.
14.11    Mitigation. Each Person entitled to indemnification hereunder shall use commercially reasonable efforts to mitigate all losses, costs, expenses and damages after becoming aware of any event which could reasonably be expected to give rise to any losses, costs, expenses and damages that are indemnifiable or recoverable hereunder (including pursuant to Section 15.5(f)) or in connection herewith.
14.12    Escrow Release. Except for any amount with respect to which a Parent Indemnified Party shall have, prior to the Escrow Period Termination Date, previously made a claim pursuant to the procedures set forth in this SECTION 14 and for which the obligation to indemnify, if any, shall not have been satisfied from the Escrow Fund (the “Outstanding Escrow Claims”), title and all rights to all funds in the Escrow Fund shall automatically transfer to the Company Securityholders on the first Business Day following the Escrow Period Termination Date. As soon as practicable, and in any event no more than three (3) Business Days, following the Escrow Period Termination Date, Parent and the Stockholder Representative shall jointly instruct the Escrow Agent and take all other actions reasonably necessary to cause the Escrow Agent to release all funds in the Escrow Fund less the amount of the Outstanding Escrow Claims to (1) the Payments Administrator for distribution by the Payments Administrator to each Company Stockholder, such Company Stockholder’s Pro Rata Share of such amount, and (2) the Surviving Corporation for distribution by the Surviving Corporation to each Optionholder, such Optionholder’s Pro Rata Share of such amount.

As soon as practicable, and in any event no more than three (3) Business Days, following the resolution of any Outstanding Escrow Claim pursuant to the procedures set forth in this SECTION 14, Parent and the Stockholder Representative shall jointly instruct the Escrow Agent to release any remaining cash held by the Escrow Agent pursuant to the terms of the Escrow Agreement with respect to such Outstanding Escrow Claim to (x) the Payments Administrator for distribution by the Payments Administrator to each Company Stockholder, such Company Stockholder’s Pro Rata Share of such amount, and (y) the Surviving Corporation for distribution by the Surviving Corporation to each Optionholder, such Optionholder’s Pro Rata Share of such amount.
14.13    R&W Insurance Policy. The Stockholder Representative, for itself and on behalf of the Company Securityholders, acknowledges that Parent is entering into the R&W Insurance Policy and that, in connection therewith, a Parent Indemnified Party may make claims for the same Damage or series of related Damages under this SECTION 14, subject to the limitations set forth in this SECTION 14, and the R&W Insurance Policy.  The Stockholder Representative for itself and on behalf of the Company Securityholders, further acknowledges and agrees that the denial of any claim by any Parent Indemnified Party under the R&W Insurance Policy shall not be construed as, or used as evidence that, such Parent Indemnified Party is not entitled to indemnification under this SECTION 14, subject to the limitations set forth in this SECTION 14. Notwithstanding any provision in this SECTION 14 to the contrary, a Parent Indemnified Party shall not be required to provide notice of a Parent Claim to the Stockholder Representative or permit the Stockholder Representative to assume the defense of or obtain the Stockholder Representative’s consent in connection with the settlement or other resolution of any claim to be satisfied exclusively under the R&W Insurance Policy.
SECTION 15
TAXES
15.1    Pre-Closing Tax Period; Straddle Period.
(a)    All U.S. federal income Tax Returns for the Acquired Companies for any Tax period ending on or before the Closing Date and any Straddle Period, to the extent filed or required to be filed after the Closing Date, shall be prepared by Parent, consistent with the past practice of the Acquired Companies except to the extent otherwise required by Legal Requirements (each, a “Specified Pre-Closing Tax Return”). Parent or the Company shall file or cause to be filed the Specified Pre-Closing Tax Returns as finally prepared pursuant to this Section 15.1(a). Parent shall provide to the Stockholder Representative a draft of each such Specified Pre-Closing Tax Return not less than twenty (20) Business Days prior to its due date (taking into account extensions of time). The Stockholder Representative shall provide Parent with any comments to such Specified Pre-Closing Tax Return within ten (10) Business Days of receiving the draft of such Specified Pre-Closing Tax Return. Parent and the Stockholder Representative shall negotiate in good faith and use their commercially reasonable efforts to resolve any such comments. If Parent and the Stockholder Representative are unable to reach such agreement within ten (10) days after receipt of such comments, the disputed items shall be resolved by the Accounting Firm in manner consistent with the provisions of Section 3.4(c)(iii) and Section 3.4(c)(iv). If the Accounting Firm is unable to resolve any disputed items before the due date for filing such Specified Pre-Closing Tax Return (after giving effect to validly obtained extensions of time to make such filings) (a “Contested Tax Return”), the Tax Return as prepared by Parent shall be executed and duly and timely filed with the appropriate Tax Authority. Upon the resolution by the Accounting Firm of the disputed items, such Contested Tax Return shall be amended to reflect the Accounting Firm’s resolution of such items, and such Tax Return, as revised to reflect such resolution, shall be executed and duly and timely filed with the appropriate Tax Authority.

(b)    All other Tax Returns for the Acquired Companies for any Tax period ending on or before the Closing Date and any Straddle Period, to the extent filed or required to be filed after the Closing Date, shall be prepared and filed by Parent, consistent with the past practice of the Acquired Companies except to the extent otherwise required by Legal Requirements. If the filing of such Tax Return would reasonably be expected to result in an indemnification obligation of the Company Securityholders or a reduction in the Tax Benefit Payments pursuant to Section 15.5(f), Parent shall provide the Stockholder Representative a draft of such Tax Return prior to filing for its review and comment. The parties shall resolve any disputed items with respect to such Tax Return in a manner consistent with Section 15.1(a).
(c)    Each Acquired Company will, unless prohibited by applicable Tax Law, close its taxable period as of the close of business on the Closing Date. If applicable Tax Law does not permit such Acquired Company to close its taxable year on the Closing Date, or in any case in which a Tax is assessed with respect to a taxable period which includes the Closing Date (but does not end on that day) (a “Straddle Period”), the amount of any Taxes of the Acquired Companies not based upon or measured by income, activities, events, the level of any item, gain, receipts, proceeds, profits or similar items for the Pre-Closing Tax Period will be deemed to be the amount of such Taxes for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The amount of any other Taxes for a Straddle Period that relate to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date; provided, however, that any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.
15.2    Transfer Taxes. Any sales, use, transfer, gains, stamp, duties, recording and similar Taxes incurred as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne 50% by the Company Stockholders and 50% by Parent. Parent shall prepare and file all necessary Tax Returns and other documentation with respect to Transfer Taxes (the “Transfer Tax Returns”) and timely remit all such Transfer Taxes. If required by applicable Tax Law, the Company Stockholders will join in the execution of any Transfer Tax Return.
15.3    Tax Dispute Resolution. Parent shall promptly notify the Stockholder Representative in writing of the commencement of any Audit or examination with respect to Taxes or of any Tax Return of the Acquired Companies, in each case for any Pre-Closing Tax Period, and any other change or adjustment, claim, dispute, arbitration or litigation initiated by a Tax Authority with respect to Taxes or of any Tax Return of the Acquired Companies, that, if sustained, would reasonably be expected to give rise to a claim for indemnification in respect of Taxes under this Agreement or a reduction in Tax Benefit Payments pursuant to Section 15.5(f) (a “Pre-Closing Tax Claim”). Such notice shall describe the asserted Pre-Closing Tax Claim in reasonable detail and shall include copies of any notices and other documents received from any Tax Authority in respect of any such asserted Pre-Closing Tax Claim. Parent shall have the right to control any Pre-Closing Tax Claim in the Tax audit, examination, and settlement stage and, if not settled, in any further contest; provided, however, that (x) Parent shall inform the Stockholder Representative of the status and progress of such Pre-Closing Tax Claim (y) the Stockholder Representative will have the opportunity to participate in such Pre-Closing Tax Claim at the Stockholder Representative’s expense and (z) the Stockholder Representative and the Company Stockholders will not be subject to indemnification obligations under SECTION 14 or reduction in Tax Benefit Payments pursuant to Section 15.5(f) to the extent such indemnification obligations or reduction in Tax Benefit Payments arise from Parent’s settlement of such Pre-Closing Tax Claim unless the Stockholder Representative has consented in writing to such settlement (which consent will not be unreasonably withheld, conditioned or delayed). Subject to the provisions of Section 15.1(a) and Section 15.1(b), any dispute, controversy, or claim between Parent, on the one hand, and the Company Securityholders or the Stockholder Representative, on the other hand, arising out of or relating to the provisions of this Agreement that relate to Taxes that cannot be resolved by negotiations between Parent and the Stockholder Representative shall be submitted to the Accounting Firm for resolution in a manner consistent with the provisions of Section 3.4(c)(iii) and Section 3.4(c)(iv).
15.4    Amendments. Notwithstanding anything in this Agreement to the contrary, except with the prior written consent of the Stockholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed) or except as required by Legal Requirements, neither Parent nor any of its Affiliates (including, after the Closing, any Acquired Company) may (i) amend any Tax Return with respect to any Acquired Company for any Pre-Closing Tax Period (including a Straddle Period), (ii) initiate or enter into any voluntary disclosure agreement or program with any Tax Authority with respect to any Pre-Closing Tax Period, or (iii) take any action after the Closing on the Closing Date outside the Ordinary Course of Business (except as otherwise contemplated by this Agreement), in each case, if any action set forth in clauses (i) through (iii) would result in any Damages for which the Parent Indemnified Parties would be indemnified under this Agreement or would result in a reduction of Tax savings to which the Company Securityholders are entitled pursuant to Section 15.5(b) (including to a reduction pursuant to Section 15.5(f)).
15.5    Tax Refunds and Tax Benefits.
(a)    Sixty percent (60%) of any refunds (including, for the avoidance of doubt, overpayments of estimated Taxes) of, or credits against, Taxes that are realized and received by the Acquired Companies for any Pre-Closing Tax Period that (i) relate to Taxes (including for the avoidance of doubt estimated Taxes) actually paid by the Acquired Companies prior to Closing or included either (A) as a Change in Control Payment Employer Tax Obligation in the calculation of the Aggregate Closing Consideration or (B) as a liability in Working Capital and (ii) that were not included as an asset in Working Capital will be for the benefit of the Company Securityholders, and Parent or the Company will pay sixty percent (60%) of the amount of any such refund (whether received as a refund or as a credit against or an offset of Taxes otherwise payable), together with sixty percent (60%) of any interest received thereon within thirty (30) Business Days of receipt to the Payments Administrator for further distribution to the Company Securityholders. Parent shall, if the Stockholder Representative requests (sixty percent (60%) of such expense to be borne by Stockholder Representative on behalf of the Company Securityholders), use commercially reasonable efforts to cause the relevant entity to file for and obtain any refunds or credits to which the Company Securityholders may be entitled hereunder.
(b)    In addition to (but without duplication of) the refunds and credits to which the Company Securityholders are entitled under Section 15.5(a), the Company Securityholders shall be entitled to sixty percent (60%) of any U.S. federal and state income Tax savings realized by Parent, any Acquired Company or any member of an affiliated, consolidated, combined or unitary group of which Parent or an Acquired Company is a member (a “Parent Group Member”) with respect to a Post-Closing Tax Period that are attributable to (i) any net operating losses, capital losses or Tax credits generated by the Acquired Companies in a Pre-Closing Tax Period or (ii) Transaction Tax Deductions and any net operating loss attributable thereto, to the extent not included in clause (i) (all such net operating losses, capital losses, Tax credits and Transaction Tax Deductions described in the foregoing clauses (i) and (ii), the “Company Tax Assets”). For purposes of the foregoing, (1) Tax savings shall include any refund (including interest thereon), credit or other reduction of (or lower required payment in respect of) any Tax of Parent, any Acquired Company or any Parent Group Member, realized with respect to a Post-Closing Tax Period, and (2) Parent, any of the Acquired Companies or any Parent Group Member shall be deemed to realize Tax savings attributable to Company Tax Assets (A) upon receipt by such Person of any Tax refund (including a refund of estimated Taxes) with respect to a Post-Closing Tax Period, (B) upon application by such Person of any available Tax refund against Taxes that are or will be due with respect to a Post-Closing Tax Period, (C) upon payment of a lower amount of Taxes (including a lower payment of estimated Taxes) by such Person than would otherwise have been paid with respect to a Post-Closing Tax Period, or (D) upon filing of a Tax Return with respect to a Post-Closing Tax Period in which the Taxes otherwise payable by such Person are reduced (to the extent such reduction has not already been deemed recognized under clauses (B) or (C)), in each case to the extent such refund, lower payment or reduction is attributable to a Company Tax Asset, and, for the avoidance of doubt, without duplication among clauses (A), (B), (C) and (D). Within thirty (30) Business Days after Parent, an Acquired Company or a Parent Group Member realizes a Tax savings with respect to a Post-Closing Tax Period attributable to a Company Tax Asset, Parent shall deliver and pay over, by wire transfer of immediately available funds, sixty percent (60%) of the amount of such Tax savings to the Payments Administrator for the benefit of the Company Securityholders in a manner reasonably requested by the Stockholder Representative. The amount of any Tax savings to which this Section 15.5(b) applies shall be determined on a “with and without” basis. The payments to which the Company Securityholders are entitled pursuant to Section 15.5(a) and this Section 15.5(b) are referred to herein as the “Tax Benefit Payments.”
(c)    With respect to the preparation of Tax Returns, the parties agree that to the maximum extent allowable under applicable Legal Requirements (i) all Transaction Tax Deductions will be treated as properly allocable to the Pre-Closing Tax Period, (ii) the payment and resulting cancellation of the Intercompany Notes will be treated as properly allocable to the Pre-Closing Tax Period, (iii) Transaction Tax Deductions shall be utilized in the earliest taxable year and to the fullest extent allowed under applicable law, including pursuant to an election to carry back any Transaction Tax Deductions to prior taxable years (and including using any available short-form or accelerated procedures and filing amended Tax Returns to the extent necessary), (iv) the safe harbor election provided for in IRS Revenue Procedure 2011-29 shall be made with respect to any Transaction Tax Deduction that constitutes a “success-based fee”, and (v) the parties will prepare and file all Tax Returns consistently therewith; provided, however, that in no event shall this Section 15.5(c) require any party to take a tax position to the extent such position requires such party to establish a reserve for financial accounting purposes.
(d)    So long as Tax Benefit Payments remain payable pursuant to this Section 15.5, on each anniversary of the Closing Date, Parent shall send a written notice to the Stockholder Representative that shall include a statement as to the amount of Tax Benefit Payments in the preceding twelve months, including information setting forth in reasonable detail the calculation of such Tax Benefit Payments, including the Tax liability of the Parent taking into account any Transaction Tax Deductions on a “with or without” basis.
(e)    Notwithstanding any other provision of this Agreement, this Section 15.5 shall only apply to Tax refunds, benefits and savings realized and received with respect to taxable periods (or portions thereof) ending on or before the third anniversary of the Closing.
(f)    Tax Benefit Payments shall be reduced by the following, to the extent not otherwise included in the calculation of the Aggregate Closing Consideration or paid to Parent pursuant to Section 14.1 or recovered by Parent or any other beneficiary under the R&W Insurance Policy (and Parent shall seek recovery under the R&W Insurance Policy before effecting any such reduction which would otherwise be covered by the R&W Insurance Policy, but may effect such reduction if recovery under the R&W Insurance Policy has not been obtained at the time of the making of the Tax Benefits Payments; provided that if Parent later recovers under the R&W Insurance Policy with respect to any such reduction, Parent shall promptly pay such recovered amount to the Payments Administrator for further distribution to the Company Securityholders): (i) all reasonable and documented out-of-pocket costs and expenses incurred in connection with calculations under and compliance with this Section 15.5 (including reasonable attorneys’ fees and expenses of the accounting firms of Parent or any Acquired Company; provided, that for the avoidance of doubt, this shall not apply to such costs and expenses for the preparation and filing of Parent’s or its Affiliates Tax Returns), (ii) expenses to be borne by the Stockholder Representative or the Company Securityholders under this Agreement, including this Section 15.5, that are paid by Parent, (iii) Taxes based upon, arising from or related to any (A) Taxes of any Acquired Company with respect to any Pre-Closing Tax Period, (B) Transfer Taxes for which the Company Stockholders are responsible under this Agreement, (C) Taxes imposed on an Acquired Company as a result of any Acquired Company being a member of an affiliated, consolidated, combined or unitary group for any period ending on or prior to the Closing Date (including any arrangement for group or consortium Tax relief or similar arrangement), (D) Taxes of any Person imposed on or with respect to the Acquired Companies as a transferee or successor, pursuant to a contract (other than an agreement that is entered into in the Ordinary Course of Business the principal purpose of which is not related to Taxes), or otherwise by operation of Legal Requirements, which Taxes relate to an event or transaction occurring on or prior to the Closing Date, and (E) breach of a representation or warranty of the Company set forth in Section 4.14 of this Agreement.
(g)    Notwithstanding anything to the contrary in this Agreement (including this SECTION 15), Section 15.5(f) shall not apply to, and the Company Securityholders and the Stockholder Representative shall otherwise have no liability under this Agreement (or Escrow Agreement) with respect to (i) any Taxes that were taken into account in the calculation of Aggregate Closing Consideration, (ii) Taxes incurred as a result of actions outside the Ordinary Course of Business that are not contemplated by this Agreement and are taken after the Closing on the Closing Date by any Acquired Company upon the direction of Parent, or (iii) Taxes of any Acquired Company attributable to a Post-Closing Tax Period (except in respect of a breach of (A) Section 4.14(i), Section 4.14(o), Section 4.14(p) or Section 4.14(t) or (B) a representation or warranty in Section 4.14 relating to a net operating loss or Tax credit of an Acquired Company).
(h)    The Company Securityholders, the Stockholder Representative and Parent agree to treat and report (and cause their Affiliates to treat and report) any Tax Benefit Payments as adjustments to the Aggregate Closing Consideration for all Tax purposes, to the maximum extent permitted by Legal Requirements.
15.6    Cooperation. Parent, the Acquired Companies and the Stockholder Representative will, and will cause their respective Affiliates to, provide each other with such cooperation and information as any of them reasonably may request in connection with any Tax matters relating to the Acquired Companies. Such cooperation and information will include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Parent will retain, or cause the Acquired Companies to retain, all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Acquired Companies for all Pre-Closing Tax Periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate or (ii) three (3) years following the due date (without extension) for such Tax Return. Any information obtained under this Section 15.6 will be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an Audit or other proceeding.
15.7    Section 338 Election. No election under 338(g) of the Code, or any similar provision of state, local or foreign law, may be made with respect to the transactions contemplated by this Agreement without the Stockholder Representatives prior written consent.

SECTION 16
STOCKHOLDER REPRESENTATIVE
16.1    Powers of the Stockholder Representative.
(a)    The Stockholder Representative shall have and may exercise all of the powers conferred upon him, her or it pursuant to this Agreement and the Escrow Agreement, including:
(i)    The power to execute as Stockholder Representative the Escrow Agreement and any other agreement or instrument entered into or delivered in connection with the transactions contemplated hereby;
(ii)    The power to give or receive any notice or instruction permitted or required under this Agreement or the Escrow Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, to be given or received by the Stockholder Representative or any Company Securityholder, and each of them (other than notice for service of process relating to any Action before a court or other tribunal of competent jurisdiction, which notice must be given to each Company Securityholder individually, as applicable), and to take any and all action for and on behalf of the Company Securityholders, and each of them, under this Agreement, the Escrow Agreement or any other such agreement, document or instrument;
(iii)    The power (subject to the provisions of Section 16.2 hereof) to (A) contest, negotiate, defend, compromise or settle any Actions for which a Parent Indemnified Party may be entitled to indemnification through counsel selected by the Stockholder Representative and solely at the cost, risk and expense of the Company Securityholders, (B) agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such Parent Claims, (C) resolve any Parent Claims, (D) take any actions in connection with the resolution of any dispute relating hereto or to the transactions contemplated hereby by arbitration, settlement or otherwise, and (E) take or forego any or all actions permitted or required of any Company Securityholder or necessary in the judgment of the Stockholder Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement and the Escrow Agreement;
(iv)    The power to consult with, engage and rely on legal counsel, independent public accountants and other experts selected by him, her or it, solely at the cost and expense of the Company Securityholders;
(v)    The power to review, negotiate and agree to and authorize any payments from the Escrow Fund in satisfaction of any payment obligation, in each case, on behalf of the Company Securityholders, as contemplated thereunder;
(vi)    The power to allocate any other payments to be made to the Company Securityholders hereunder in accordance with the terms and conditions hereof;
(vii)    The power to waive any terms and conditions of this Agreement or the Escrow Agreement providing rights or benefits to the Company Securityholders (other than the payment of the consideration payable to such Company Securityholders pursuant to SECTION 3 of this Agreement) in accordance with the terms hereof and in the manner provided herein; and
(viii)    The power to take any actions on behalf of the Company Securityholders in regard to such other matters as are reasonably necessary for the consummation of the transactions contemplated hereby or as the Stockholder Representative reasonably believes are in the best interests of the Company Securityholders.
(b)    The Stockholder Representative represents and warrants to Parent and Merger Sub that:
(i)    The Stockholder Representative has all necessary limited liability company power and authority to execute and deliver this Agreement and the Escrow Agreement and to carry out its obligations hereunder and thereunder;
(ii)    This Agreement has been duly executed and delivered by the Stockholder Representative and, assuming the due authorization, execution and delivery of this Agreement by Parent, Merger Sub and the Company, constitutes the valid and legally binding obligation of the Stockholder Representative, enforceable against the Stockholder Representative in accordance with its terms, subject to Bankruptcy and Equity Exceptions; and
(iii)    At or prior to the Closing, the Escrow Agreement will be duly executed and delivered by the Stockholder Representative and, assuming the due authorization, execution and delivery of the Escrow Agreement by Parent and the Escrow Agent, constitutes the valid and legally binding obligation of the Stockholder Representative, enforceable against the Stockholder Representative in accordance with its terms, subject to Bankruptcy and Equity Exceptions.
16.2    Claims by Parent.
(a)    Upon receipt or notice of any Parent Claim pursuant to Section 14.5 or Section 14.6, the Stockholder Representative shall give prompt notice of the amount and details thereof (to the extent of the information in his, her or its possession) to the Advisory Group.
(b)    The Stockholder Representative shall have the discretion to take such action as it shall determine to be in the best interest of all of the Company Securityholders, taken as a whole, including authorizing the distribution to any Parent Indemnified Party of any portion of the Escrow Fund; provided, however, that, in any event, all Company Securityholders are treated in substantially the same manner with respect to amount to be paid from the Escrow Fund.
16.3    Notices. After the Closing, any notice given to the Stockholder Representative will constitute notice to each and all of the Company Securityholders at the time notice is given to the Stockholder Representative. Any action taken by, or notice or instruction received from, the Stockholder Representative will be deemed to be action by, or notice or instruction from, each and all of the Company Securityholders. Parent, Merger Sub, the Company and the Surviving Corporation may, and the Escrow Agent will, disregard any notice or instruction received from any one or more individual Company Securityholders.
16.4    Agreement of the Stockholder Representative. The Stockholder Representative hereby agrees to do such acts, and execute further documents, as shall be necessary to carry out the provisions of this Agreement and the Escrow Agreement. The Stockholder Representative shall be entitled to: (i) rely upon the Securityholder Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Securityholder or other party.

16.5    Reimbursement and Liability of Stockholder Representative.
(a)    The Stockholder Representative will incur no liability of any kind with respect to any action or omission by the Stockholder Representative in connection with the Stockholder Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Stockholder Representative’s gross negligence or willful misconduct. The Stockholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Company Securityholders will indemnify, defend and hold harmless the Stockholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Stockholder Representative Expenses”) arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case, as such Stockholder Representative Expense is suffered or incurred; provided, that in the event that any such Stockholder Representative Expense is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholder Representative, the Stockholder Representative will reimburse the Company Securityholders the amount of such indemnified Stockholder Representative Expense to the extent attributable to such gross negligence or willful misconduct. Any such Stockholder Representative Expenses shall be recovered by the Stockholder Representative from (i) the funds in the Stockholder Representative Fund and (ii) the amounts in the Escrow Fund at such time as remaining amounts would otherwise be distributable to the Company Securityholders; provided, that while this Section 16.5(a) requires the Stockholder Representative to be reimbursed from the aforementioned sources of funds, this does not relieve the Company Securityholders from their obligation to promptly pay such Stockholder Representative Expenses as they are suffered or incurred to the extent the aforementioned sources of funds are insufficient or otherwise unavailable, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the Company Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholder Representative under this Section 16.5. The Stockholder Representative Fund shall be held by the Stockholder Representative for reimbursements payable to the Stockholder Representative at the request of the Stockholder Representative in its sole discretion. The Company Securityholders acknowledge that the Stockholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties. Furthermore, the Stockholder Representative shall not be required to take any action unless the Stockholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholder Representative against the costs, expenses and liabilities which may be incurred by the Stockholder Representative in performing such actions.
(b)    Certain Company Securityholders have entered into an engagement agreement with the Stockholder Representative (“Stockholder Representative Engagement Agreement”) to provide direction to the Stockholder Representative in connection with the performance of its services under this Agreement and the Escrow Agreement (such Company Securityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). No member of the Advisory Group (in its capacity as such) shall be liable to any Company Securityholder for any act done or omitted hereunder, under the Escrow Agreement or under the Stockholder Representative Engagement Agreement as the Advisory Group while acting in good faith and in the exercise of reasonable judgment. The Company Securityholders shall severally (but not jointly) indemnify and defend the members of the Advisory Group and hold the Advisory Group harmless against any Stockholder Representative Expenses incurred without negligence or bad faith on the part of the Advisory Group and arising out of or in connection with the acceptance or administration of the Advisory Group’s duties hereunder, under the Escrow Agreement or under the Stockholder Representative Engagement Agreement, subject to the then remaining funds in the Stockholder Representative Fund.
16.6    Reliance on Stockholder Representative. Parent, Merger Sub, their respective Affiliates (including after the Effective Time, the Surviving Corporation) and the Escrow Agent shall be entitled to rely on the appointment of the Stockholder Representative and treat such Stockholder Representative as the duly appointed attorney-in-fact of each Company Securityholder and as having the duties, power and authority provided for in this Agreement and the Escrow Agreement. None of Parent, Merger Sub, their respective Affiliates (including after the Effective Time, the Surviving Corporation) or the Escrow Agent shall be liable to any Company Securityholder for any actions taken or omitted by them in reliance upon any instructions, notice or other instruments delivered by the Stockholder Representative. The Stockholder Representative may resign at any time. Parent, Merger Sub, their respective Affiliates (including after the Effective Time, the Surviving Corporation) and the Escrow Agent shall be entitled to rely at any time after receipt of any such notice on the most recent notice so received. If the Stockholder Representative shall be unable or unwilling to serve in such capacity, his, her or its successor who shall serve and exercise the powers of the Stockholder Representative hereunder shall be appointed by a written instrument signed by Company Securityholders who would receive a majority-in-interest of the undistributed portions of the Escrow Amount held in escrow at such time. The immunities and rights to indemnification shall survive the resignation or removal of the Stockholder Representative or any member of the Advisory Group and the Closing or any termination of this Agreement and the Escrow Agreement.
SECTION 17
MISCELLANEOUS
17.1    Notices. All notices, requests, demands, consents and communications necessary or required under this Agreement shall be in writing and shall be deemed given (i) when delivered personally (return receipt requested), (ii) when sent by electronic mail if either (A) the recipient confirms receipt thereof or (B) the sender within one (1) Business Day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (iii) on the next Business Day after timely delivery to a generally recognized receipted overnight courier (such as FedEx) or (iv) on the third (3rd) Business Day after deposit in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), in each case, addressed to the party at such party’s address as set forth below or as subsequently modified by written notice delivered as provided herein, as follows:
if to Parent, Merger Sub or the Surviving Corporation:
Inovalon Holdings, Inc.
4321 Collington Road
Bowie, MD 20716
Attn: Keith R. Dunleavy, M.D.
Email: kdunleavy@inovalon.com

with a copy to:
Inovalon Holdings, Inc.
4321 Collington Road
Bowie, MD 20716
Attn: June D. Duchesne, Chief Legal Officer

Email: jduchesne@inovalon.com
with a copy to:
Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210
Attn: Alex Aber
Email: aaber@foleyhoag.com
if to the Company prior to the Closing:
Butler Group Holdings, Inc.
c/o Summit Partners
222 Berkeley Street, 18th Floor
Boston, MA 02116
Attn: Darren M. Black
Email: dblack@summitpartners.com

with a copy to:
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
Attn: Amanda McGrady Morrison
Email: amanda.morrison@ropesgray.com
if to the Stockholder Representative:
Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attn: Managing Director
Email:     deals@srsacquiom.com

with a copy to:
Butler Group Holdings, Inc.
c/o Summit Partners
222 Berkeley Street, 18th Floor
Boston, MA 02116
Attn: Darren M. Black
Email: dblack@summitpartners.com

and
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

Attn: Amanda McGrady Morrison
Email: amanda.morrison@ropesgray.com

17.2    Successors and Assigns. All covenants and agreements and other provisions set forth in this Agreement and made by or on behalf of any of the parties hereto shall bind and inure to the benefit of the successors, heirs and permitted assigns of such party, whether or not so expressed. None of the parties may assign, transfer or delegate any of their respective rights or obligations under this Agreement, by operation of law or otherwise, without the consent in writing of the Company, Parent and the Stockholder Representative; provided, that Parent and Merger Sub (including the Surviving Corporation) may, without obtaining the prior written consent of the Company or the Stockholder Representative, assign any of its rights or delegate any of its obligations under this Agreement to (a) any Affiliate of Parent; provided, that Parent remains obligated to comply with its obligations hereunder if such Affiliate does not comply with such obligations, (b) any successor of such party by merger, by purchase of all or substantially all of the assets or stock of Parent or otherwise, provided, that such party remains obligated to comply with its obligations hereunder if such assignee does not comply with such obligations or (c) any Financing Source (or any agent or collateral trustee for any such Person) as collateral security in connection with the Financing. Any purported assignment or delegation of rights or obligations in violation of this Section 17.2 is void and of no force or effect.
17.3    Severability. In the event that any one or more of the provisions contained herein is held invalid, illegal or unenforceable in any respect for any reason in any jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto), it being intended that each of the parties’ rights and privileges shall be enforceable to the fullest extent permitted by applicable Legal Requirements, and any such invalidity, illegality and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto). If any court of competent jurisdiction determines that any provision of this Agreement is invalid, illegal or unenforceable, such court is hereby irrevocably authorized to fashion and enforce another provision (instead of the provision held to be invalid, illegal or unenforceable) that is valid, legal and enforceable and carries out the intentions of the parties hereto under this Agreement and, in the event that such court does not exercise such power, the parties hereto shall negotiate in good faith in an attempt to agree to another provision (instead of the provision held to be invalid, illegal or unenforceable) that is valid, legal and enforceable and carries out the parties’ intentions to the greatest lawful extent under this Agreement. Notwithstanding the foregoing, this Section 17.3 (Severability) and Section 17.15 (Non-Recourse) shall not be severable.
17.4    Third Parties; Lender Related Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their permitted successors and assigns, any rights or remedies under or by reason of this Agreement or any other certificate, document, instrument or agreement executed in connection herewith, except (i) the Indemnitees not party hereto are entitled to the rights and remedies of third party beneficiaries with respect to SECTION 14, (ii) the D&O Indemnitees are entitled to the rights and remedies of third party beneficiaries with respect to Section 7.6, (iii) each Affiliate and Representative of Parent and its successors an assigns are entitled to the rights and remedies of third party beneficiaries with respect to Section 12.3, (iv) the Non-Parties are entitled to the rights and remedies of third party beneficiaries with respect to Section 17.15, and (v) the Financing Sources shall be intended third-party beneficiaries of, and may enforce, Section 12.3(c), Section 17.2, this Section 17.4, Section 17.5, Section 17.6, Section 17.7(b), Section 17.12 and Section 17.15.

(a)    Subject in each case to the rights and claims of Parent under the terms of the Commitment Letter, (i) none of the parties to this Agreement nor any of their respective Affiliates, Representatives, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against, and this Agreement may not be enforced against, any of the Lender Related Parties in any way relating to this Agreement, the Commitment Letter or any of the transactions contemplated by this Agreement or by the Commitment Letter, including any dispute arising out of or relating in any way to the performance of any financing commitments of such Lender Related Parties with respect to the transactions contemplated hereby or by the Commitment Letter, whether at law or in equity, in contract or in tort, or otherwise and (ii) no Lender Related Party shall have any liability (whether at law or in equity, in contract or in tort, or otherwise) to any of the parties hereto or any of their respective Affiliates, Representatives, directors, officers, employees, agents, partners, managers, members or stockholders under this Agreement or the Commitment Letter or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or by the Commitment Letter, including any dispute arising out of or relating in any way to the performance of any financing commitment. The Company and its Affiliates and Representatives hereby waive any and all claims and causes of action (whether in contract or in tort, in law or in equity) against the Lender Related Parties that may be based upon, arise out of or relate to this Agreement, the Commitment Letter or the transactions contemplated hereby or thereby.
17.5    Governing Law; Submission to Jurisdiction.
(a)    This Agreement, and all matters arising out of or relating to this Agreement and any of the transactions contemplated hereby or in connection with any matter which is the subject of this Agreement, including the validity hereof and the rights and obligations of the parties hereunder, in all cases, whether in contract or in tort, shall be construed in accordance with and governed by the laws of the State of Delaware applicable to contracts made and to be performed entirely in the State of Delaware (without giving effect to the conflicts of laws provisions thereof) and the Merger shall be governed by the DGCL; provided, that in any Action brought against any of Parent’s Financing Sources in accordance with Section 17.5(c), the foregoing shall be governed by, and construed in accordance with, the laws of the State of New York.
(b)    The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any court of competent civil jurisdiction sitting in the State of Delaware over any Action arising out of or in connection with this Agreement or any of the transactions contemplated hereby or related to any matter which is the subject of this Agreement and each party hereto hereby irrevocably agrees that all claims in respect of such Action may be heard and determined in such courts. The parties hereto hereby irrevocably waive any objection which they may now or hereafter have to the laying of venue of such Action brought in such court or any claim that such Action brought in such court has been brought in an inconvenient forum. Each of the parties hereto agrees that a judgment in such Action may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by any applicable Legal Requirement. Each of the parties hereto hereby irrevocably consents to process being served by any party to this Agreement in any Action by delivery of a copy thereof in accordance with the provisions of Section 17.1 (other than delivery by email) and consents to the exercise of jurisdiction of the courts of the State of Delaware over it and its properties with respect to any action, suit or proceeding arising out of or in connection with this Agreement or the transactions contemplated hereby or the enforcement of any rights under this Agreement.
(c)    Each party hereto agrees that it will not bring any Action, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender Related Party in any way relating to this Agreement, the Financing or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 17.5(b) mutatis mutandis but with respect to the courts specified in this Section 17.5(c).
17.6    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH ANY MATTER WHICH IS THE SUBJECT OF THIS AGREEMENT, THE COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY SUCH ACTION AGAINST OR INVOLVING ANY LENDER RELATED PARTY) OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
17.7    Specific Performance.
(a)    Subject to Section 17.7(b), the parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that, subject to Section 17.7(b), prior to the termination of this Agreement in accordance with SECTION 12, each party hereto shall be entitled to an injunction or injunctions to prevent or restrain any breach or threatened breach of this Agreement by any other party hereto and to enforce specifically the terms and provisions of this Agreement, to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of any other party hereto, in any court of competent jurisdiction, and appropriate injunctive relief shall be granted in connection therewith. Each party hereto agrees that it shall not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. Each of the parties hereto hereby waives any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and any requirement under applicable law to post a bond or other security as a prerequisite to obtaining equitable relief.
(b)    Notwithstanding anything in this Agreement to the contrary, but subject to the second proviso of Section 12.3(c), the parties hereto hereby agree that the Company shall be entitled to specific performance of Parent’s and Merger Sub’s respective obligations to consummate the Merger and the other transactions contemplated by this Agreement and effect the Closing if, and only if, (a) all conditions in SECTION 8 and SECTION 9 have been satisfied (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time) at the time the Closing is required to have occurred pursuant to Section 2.2, (b) the Financing (including any Alternative Financing that has been obtained in accordance with, and satisfies the conditions of, Section 7.10(b)) has been funded in accordance with the terms thereof or shall be funded in accordance with the terms thereof at the Closing and (c) the Company has confirmed that if specific performance is granted and the Financing (including any Alternative Financing that has been obtained in accordance with, and satisfies the conditions of, Section 7.10(b)) is funded, then it would take such actions that are required of it by this Agreement to cause the Closing to occur.

17.8    Entire Agreement, Not Binding Until Executed. This Agreement, including the Disclosure Schedule, Schedules and Exhibits and the other agreements referred to herein (including the Confidentiality Agreement, the Key Employee Agreements, the Stockholder Written Consent and Agreement and the Escrow Agreement), constitutes the entire agreement amongst the parties with respect to the subject matter hereof, and supersedes any prior understandings, negotiations, agreements or representations by or among the parties hereto, written or oral, to the extent they related in any way to the subject matter hereof. Neither this Agreement nor any of the terms or provisions hereof is binding upon or enforceable against any party hereto unless and until the same is executed and delivered by all of the parties hereto.
17.9    No Other Representations or Warranties.
(a)    NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE: (i) THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY SET FORTH IN SECTION 4 AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 9.5(a) ARE AND SHALL CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES TO PARENT AND MERGER SUB IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND (ii) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES REFERRED TO IN THE PRECEDING CLAUSE (i), NONE OF THE COMPANY OR ITS SUBSIDIARIES OR ANY OTHER NON-PARTY HAS MADE OR IS MAKING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE ACQUIRED COMPANIES. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 4 AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 9.5(a), ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE ACQUIRED COMPANIES, ARE HEREBY EXPRESSLY DISCLAIMED. PARENT AND MERGER SUB REPRESENT, WARRANT, COVENANT AND AGREE, ON BEHALF OF THEMSELVES AND THEIR RESPECTIVE AFFILIATES, THAT IN DETERMINING TO ENTER INTO AND CONSUMMATE THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, THEY ARE NOT RELYING UPON ANY REPRESENTATION OR WARRANTY MADE OR PURPORTEDLY MADE BY OR ON BEHALF OF ANY PERSON, OTHER THAN THOSE EXPRESSLY MADE BY THE COMPANY AS SET FORTH IN SECTION 4 AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 9.5(a), AND THAT PARENT SHALL ACQUIRE THE ACQUIRED COMPANIES AND THEIR RESPECTIVE ASSETS WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS AND “WITH ALL FAULTS”.
(b)    Without limiting the generality of the immediately preceding paragraph, it is understood and agreed by Parent and Merger Sub, on behalf of themselves and their Affiliates, that any cost estimate, projection or other prediction, any data, any financial information or any memoranda or offering materials or presentations, including any memoranda and materials provided by the Company, its Affiliates or its or their Representatives, are not and shall not be deemed to be or to include representations or warranties, except to the extent explicitly set forth in SECTION 4 or in the certificate delivered pursuant to Section 9.5(a) as a representation and warranty by (and only by) the Company.

17.10    Investigation; No Additional Representations. Parent and Merger Sub acknowledge, covenant and agree, on behalf of themselves and their Affiliates, (a) that they have completed to their satisfaction their own due diligence investigation, and based thereon, formed their own independent judgment with respect to the Acquired Companies, (b) that they have been furnished with or given full access to such documents and information about the Acquired Companies and their respective businesses and operations as they and their Representatives have deemed necessary to enable them to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (c) that, in entering into this Agreement, they have relied solely upon their own investigation and analysis and the representations and warranties of the Company expressly contained in SECTION 4 and in the certificate delivered pursuant to Section 9.5(a) and (d) that (i) other than the representations and warranties of the Company expressly contained in SECTION 4 and in the certificate delivered pursuant to Section 9.5(a), no representation or warranty has been or is being made by the Company or any other Person as to the accuracy or completeness of any of the information provided or made available to Parent or Merger Sub or any of their respective Representatives and (ii) there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans, budgets and similar materials and information, Parent and Merger Sub are familiar with such uncertainties, Parent and Merger Sub taking full responsibility for making their own evaluations of the adequacy and accuracy of any and all estimates, projections, forecasts, plans, budgets and other materials or information that may have been delivered or made available to them or any of their respective Representatives, Parent and Merger Sub have not relied and shall not rely on such information, and Parent and Merger Sub shall not assert, and shall cause their Affiliates not to assert, any claims against the Acquired Companies or the Non-Parties with respect thereto.
17.11    Attorney-Client Privilege. Parent agrees, on its own behalf and on behalf of its Affiliates (including, following the Closing, the Acquired Companies), that, following the Closing, Ropes & Gray LLP or Nixon Peabody LLP may serve as counsel to the Selling Sponsor, the Stockholder Representative and their respective Affiliates in connection with any matters related to this Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated hereby, notwithstanding any representation by Ropes & Gray LLP or Nixon Peabody LLP prior to the Closing Date of the Acquired Companies. Parent and the Company (on behalf of themselves and their Subsidiaries) hereby (i) waive any claim they have or may have that Ropes & Gray LLP or Nixon Peabody LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) agree that, in the event that a dispute arises after the Closing between Parent, the Company or their Affiliates, on the one hand, and the Selling Sponsor, the Stockholder Representative or any of their respective Affiliates, on the other hand, Ropes & Gray LLP or Nixon Peabody LLP may represent the Selling Sponsor, the Stockholder Representative or any of their respective Affiliates, as applicable, in such dispute even though the interests of such Person(s) may be directly adverse to Parent, the Company or their Affiliates, and even though Ropes & Gray LLP or Nixon Peabody LLP may have represented the Company or its Subsidiaries in a matter substantially related to such dispute. Parent represents that Parent’s own attorney has explained and helped Parent to evaluate the implications and risks of waiving the right to assert a future conflict against Ropes & Gray LLP or Nixon Peabody LLP, and Parent’s consent with respect to this waiver is fully informed. Parent and the Company (on behalf of themselves and their Subsidiaries) also further agree that, as to all communications between or among Ropes & Gray LLP or Nixon Peabody LLP and the Company and its Subsidiaries, and the Selling Sponsor or the Selling Sponsor’s Affiliates and Representatives, that relate in any way to the transactions contemplated hereby, the attorney-client privilege and the expectation of client confidence belongs to the Selling Sponsor and may be controlled by the Selling Sponsor and shall not pass to or be claimed by Parent, the Company or their Affiliates. In addition, if the Closing occurs, all of the client files and records in the possession of Ropes & Gray LLP or Nixon Peabody LLP related to this Agreement and the transactions contemplated hereby shall continue to be property of (and be controlled by) the Selling Sponsor, and the Company and its Subsidiaries shall not retain any copies of such records or have any access to them. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Company or its Subsidiaries and a third party other than a party to this Agreement after the Closing, the Company or its Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by Ropes & Gray LLP or Nixon Peabody LLP to such third party; provided, however, that the Company or its Subsidiaries may not waive such privilege without the prior written consent of the Selling Sponsor.
17.12    Amendments; No Waiver. Subject to applicable Legal Requirements, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of the parties hereto, or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after approval and adoption of this Agreement and the Merger by the Company Stockholders and without their further approval, no amendment that requires approval of the Company Stockholders or waiver that reduces the amount or changes the kind of consideration to be received in exchange for any share of Company Stock shall be made without obtaining the consent of the Company Stockholders; provided further that, with respect to any waiver, amendment or modification of Section 12.3(c), Section 17.2, Section 17.4, Section 17.5, Section 17.6, Section 17.7(b), this Section 17.12, or Section 17.15 (and any provision of this Agreement to the extent an amendment, supplement, modification or waiver of such provision would modify the substance of any of the foregoing provisions) that is adverse to any Financing Source, the prior written consent of the adversely affected Financing Source shall be required before any such amendment, modification or waiver may become effective. No course of dealing and no failure or delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party’s rights, powers and remedies. The failure of any of the parties to this Agreement to require the performance of a term or obligation under this Agreement or the waiver by any of the parties to this Agreement of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach hereunder. No single or partial exercise of any right, power or remedy conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
17.13    Exhibits and Schedules. The Disclosure Schedule and all other schedules and exhibits hereto are hereby made a part hereof as if set out in full in this Agreement. Any item disclosed in any Section of the Disclosure Schedule referenced by a particular Section of this Agreement shall be deemed to have been disclosed with respect to every other Section of this Agreement if the relevance of such disclosure to such other Sections is reasonably apparent. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Section of the Disclosure Schedule is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not material, and no party hereto shall use the fact of the setting of such amounts, or the inclusion of any such item, in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Section of the Disclosure Schedule is or is not material for purposes of this Agreement. No disclosure on a Section of the Disclosure Schedule relating to a possible breach or violation of any Contract or Legal Requirement shall be construed as an admission or indication that a breach or violation exists or has actually occurred. The disclosure with respect to any Contract or other document referred to in the Disclosure Schedule shall be qualified in its entirety by reference to the terms thereof. The Disclosure Schedule and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations, warranties, agreements, obligations or covenants of any party except as and to the extent expressly provided in this Agreement, nor shall they be taken as extending the scope of any representation, warranty, agreement, obligation or covenant set out in this Agreement. Any capitalized term used in any exhibit hereto or in the Disclosure Schedule but not otherwise defined therein shall have the meaning given to such term in this Agreement.

17.14    Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub hereunder are jointly and severally guaranteed by each other.
17.15    Non-Recourse. Notwithstanding anything to the contrary in this Agreement or otherwise (a) any claim of any type (whether at law or in equity, whether in contract, tort, statute or otherwise) that may directly or indirectly arise under or relate to this Agreement, the negotiation, execution, performance or breach (whether willful, intentional, unintentional or otherwise) of this Agreement or the transactions contemplated hereby (each of such above-described sources of claims, a “Recourse Theory”) may be made or asserted solely against the Persons that are expressly identified as the parties in the preamble to and signature pages of this Agreement and solely in their capacities as such and as expressly permitted by and subject to the terms and conditions of this Agreement, and (b) no Person who is not a party hereto (including (i) any former, current or future direct or indirect equityholder, controlling Person, management company, incorporator, member, limited or general partner, manager, director, officer, employee, agent, Lender Related Party, Affiliate, attorney or representative of a party hereto or any Affiliate of such party (all above-described Persons in this clause (i), collectively, “Affiliated Persons”), and (ii) any Affiliated Persons of such Affiliated Persons (the Persons in clauses (i) and (ii), together with their respective successors, assigns, heirs, executors or administrators, collectively, but specifically excluding the parties hereto and their respective successors and permitted assigns, “Non-Parties”)) has or shall have any liability whatsoever directly or indirectly arising under or relating to any Recourse Theory. Without limiting the rights of any party hereto against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Party. Notwithstanding the foregoing, this Section 17.15 shall be subject to Section 14.10(c)(i).
17.16    Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement under seal as of the day and year first written above.
INOVALON HOLDINGS, INC.
By: /s/ Keith R. Dunleavy, M.D.
Name: Keith R. Dunleavy, M.D.
Title: Chief Executive Officer & Chairman

NEW HEIGHTS MERGER CORPORATION
By: /s/ Keith R. Dunleavy, M.D.
Name: Keith R. Dunleavy, M.D.
Title: President

BUTLER GROUP HOLDINGS, INC.
By: /s/ Mark Pulido
Name: Mark Pulido
Title: Chief Executive Officer
SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Stockholder Representative
By: /s/ Sam Riffe
Name: Sam Riffe
Title: Executive Director

[Signature Page to Merger Agreement]

Annex A
Definitions
For purposes of this Agreement, the following terms shall have the following meanings:
“2017 Refinancing” shall mean the refinancing of the loans outstanding under the then-existing credit facilities of the Company Subsidiaries on December 13, 2017 with the proceeds of loans under the Existing Credit Agreements.
“Accredited Investor Questionnaire” shall mean an Accredited Investor Questionnaire, substantially in the form attached to this Agreement as Exhibit D.
“Acquired Companies” shall mean, collectively, the Company and the Company Subsidiaries, and “Acquired Company” shall mean any one of the Acquired Companies.
“Acquisition Proposal” with respect to the Company or any Company Subsidiary, shall mean any offer, indication of interest or proposal, in each case, in writing, relating to any transaction or series of related transactions involving: (a) the sale, license, lease, transfer, disposition or acquisition of all or a substantial portion of (excluding sales of inventory and licensing of the products or services of the Company or any Company Subsidiary in the Ordinary Course of Business) the business or assets of the Company and the Company Subsidiaries; (b) the issuance, disposition or acquisition of (i) any capital stock or other equity security of the Company or any Company Subsidiary (other than (A) Company Options issued in the Ordinary Course of Business under the Company Option Plans, or (B) Company Common Stock issued upon the exercise of Company Options or Company warrants), (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company or any Company Subsidiary (other than Company Options granted in the Ordinary Course of Business under the Company Option Plans), or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company or any Company Subsidiary (other than Company Options granted in the Ordinary Course of Business under the Company Option Plans); in each of clauses (i) through (iii), representing (with respect to the Company only) in the aggregate more than 10% of any class of securities of the Company; (c) any merger, consolidation, share exchange, business combination, reorganization, recapitalization or similar transaction involving the Company or any Company Subsidiary that if consummated would result in any Person beneficially owning 10% or more of any class of equity securities of the Company or any Company Subsidiary; (d) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any of the Company Subsidiaries; or (e) any combination of the foregoing; provided, however, that the transactions between Parent and the Company contemplated by this Agreement shall not be deemed an Acquisition Proposal.
“Affiliate” shall mean, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
“Aggregate Closing Consideration” shall mean an amount equal to (a)(i) One Billion One Hundred Million Dollars ($1,100,000,000.00) in cash plus (ii) Company Cash minus (iii) Company Debt minus (iv) Company Transaction Expenses plus (v) the amount, if any, by which the Working Capital exceeds the Target Working Capital minus (vi) the amount, if any, by which the Target Working Capital exceeds the Working Capital plus (vii) the aggregate exercise price of In-the-Money Options that are outstanding and unexercised as of the Closing minus (viii) the Escrow Amount minus (ix) the Stockholder Representative Fund plus (b)

i

One Hundred Million Dollars ($100,000,000.00) of Parent Common Stock calculated using the Average Parent Common Stock Price.
“Audit” shall mean any audit, assessment, claim, examination or other inquiry relating to Taxes by any Tax Authority or any judicial or administrative proceeding relating to Taxes.
“Average Parent Common Stock Price” shall mean the average of the closing prices of the Parent Common Stock as reported on the Nasdaq Global Select Market on the forty-five (45) trading days prior to the date of this Agreement.
“Business Day” shall mean the period from 12:01 a.m. through 12:00 midnight, New York, New York time on any day of the year that is not a Saturday or a Sunday, on which national banking institutions in the State of New York are open to the public for conducting business and are not required or authorized by law to close.
“Bylaws” shall mean the Bylaws of the Company as in effect as of the date of this Agreement.
“Cardholder Data” means any combination of credit card primary account number, cardholder name, expiration date and card validation value (or code).
“Change in Control Payments” shall mean the aggregate amount of all unpaid (as of immediately prior to the Closing) “single-trigger” change in control, sale, “stay-around,” retention or similar bonuses or payments to any Employee or Service Provider which shall be payable by the Surviving Corporation in accordance with this Agreement, the Merger or any of the transactions contemplated hereby, including $7,500,000 in the aggregate in respect of payments under the CIC Plan.
“Change in Control Payment Employer Tax Obligation” shall mean the sum of (a) the aggregate unpaid amount of all employer portion of Taxes, including social security charges (including health, unemployment, workers’ compensation and pension insurance), arising with respect to Change in Control Payments plus (b) the aggregate unpaid amount of all employer portion of Taxes, including social security charges (including health, unemployment, workers’ compensation and pension insurance), arising with respect to the payments to the Per Share Option Consideration; provided, that any employer portion of employment, social insurance and other Taxes referred to in the preceding sentence shall exclude any such Taxes if the employer would have otherwise been liable for such Taxes had any applicable employee remained employed through the 2018 calendar year for an amount at least equal to the compensation reported on IRS Form W-2 with respect to such employee for the 2017 calendar year; provided, further, that this definition shall not include any employer portion of Taxes, including social security chares (including health, unemployment, workers’ compensation and pension insurance) related to the CIC Plan.
“Charter” shall mean the Amended and Restated Certificate of Incorporation of the Company, as in effect on the date of this Agreement.
“CIC Plan” shall mean the Butler Group Holdings, Inc. Management Incentive Bonus Plan, in the form attached hereto as Exhibit H.
“Code” shall mean the U.S. Internal Revenue Code of 1986.
“Collection and Use” (and its variants) means the collection, use interception, storage, receipt, purchase, sale, maintenance, transmission, transfer, disclosure, processing or use of Personal Data.

“Company Cash” shall mean the aggregate amount of the Acquired Companies’ cash and cash equivalents (including marketable securities, bank deposits and short term investments) as of 11:59 p.m. Eastern Time on the day prior to the Closing Date, excluding, to the extent applicable, amounts held in escrow, or any other amounts held as restricted balances (including security deposits but excluding undrawn letters or credit or similar obligations) or otherwise required to be held as permanent cash by the Acquired Companies. For the avoidance of doubt, “Company Cash” shall be calculated net of issued but uncleared checks and drafts and shall include checks, other wire transfers and drafts in transit, deposited or available for deposit for the account of the Acquired Companies.
“Company Common Stock” shall mean the common stock, par value $0.0001 per share, of the Company.
“Company Debt” shall mean the aggregate amount of all Indebtedness of the Acquired Companies outstanding as of immediately prior to the Closing.
“Company Option” shall mean any option to acquire shares of Company Common Stock granted under the Company Option Plans.
“Company Option Plans” shall mean the 2014 Omnibus Incentive Compensation Plan of the Company and all other plans or arrangements under which the Company has granted or may grant equity based awards.
“Company Organizational Documents” shall mean the Charter and the Bylaws.
“Company Plan” shall mean any employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), any other material bonus, profit sharing, compensation, pension, retirement, “401(k),” “SERP,” severance, savings, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, health, life, stock option, stock appreciation right, restricted stock, tuition refund, company car or car allowance, scholarship, housing or living allowances, relocation, disability, accident, sick pay, sick leave, vacation, holiday, termination, unemployment, individual employment, consulting, executive compensation, incentive, commission, retention, change in control, or other similar material plan, agreement, policy, trust, fund or arrangement (whether insured or self-insured) providing compensation or benefits, and any plan subject to Sections 125, 127, 129, 137 or 423 of the Code, which, at any time during the six-year period ending on the date hereof, has been, maintained, sponsored or contributed to by any Acquired Company or to which any Acquired Company is or was a party, or to which any Acquired Company, has or may have any liability, whether or not such plan is terminated.
“Company Preferred Stock” shall mean the Preferred Stock of the Company authorized pursuant to the Charter.
“Company Securityholder” shall mean the Company Stockholders and Optionholders.
“Company Transaction Expenses” shall mean, except as otherwise expressly set forth in this Agreement, (a) the aggregate amount of any and all unpaid (as of immediately prior to the Closing) fees and expenses, incurred by or on behalf of or to be paid or reimbursed by, the Acquired Companies or any Person that the Acquired Companies may pay or reimburse or may otherwise be obligated to pay or reimburse (including any such fees and expenses incurred by or on behalf of the Company Securityholders) in connection with the process of selling the Company or otherwise relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby, including (i) all brokers’, finders’ or similar fees, (ii) any fees or expenses associated with obtaining the release and termination of any Liens pursuant to Section 3.7(a)(v) (to the extent not included in the definition of “Company Debt”), and (iii) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts in connection with the transactions contemplated by this Agreement, (b) the Change in Control Payments, (c) the Change in Control Payment Employer Tax Obligations, (d) to the extent not already paid, fifty percent (50%) of the cost of the premium under, and the related diligence fees and expenses of the insurance carrier for, the R&W Insurance Policy, which in any event shall not exceed $2,000,000 and (e) the amount payable to PricewaterhouseCoopers under the PwC Engagement Letter, to the extent not already paid; provided, that in no event shall the amount contemplated by this clause (e) exceed an amount equal to $175,000 plus the reasonable out-of-pocket expenses payable to PricewaterhouseCoopers under the PwC Engagement Letter.
“Compliant” shall mean, with respect to the Required Information (other than any financial projections or other forward-looking information and information of a general economic or industry-specific nature), that such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not materially misleading in light of the circumstances under which such Required Information is being provided.
“Confidential Information” shall mean any confidential information or materials of Parent and its Subsidiaries or the Company and the Company Subsidiaries, as the case may be, the existence of this Agreement, the Disclosure Schedule, the Escrow Agreement and the documents and instruments contemplated hereby and thereby, the terms hereof and thereof, the negotiations hereof and thereof and transactions contemplated hereby and thereby. Confidential Information shall not include information or materials that: (a) were publicly available prior to the date of this Agreement or hereafter becomes publicly available, other than as a result of any violation of any confidentiality provisions related thereto pursuant to this Agreement or otherwise on the part of the receiving party or any of its Representatives; (b) were known to the receiving party prior to that party receiving the same from the disclosing party without, to the knowledge of the receiving party, any violation of confidentiality obligation to the disclosing party; or (c) the receiving party received from a third party who, to the knowledge of the receiving party, is not subject to any legally binding obligation to keep such information confidential.
“Confidentiality Agreement” shall mean the Mutual Confidentiality and Non-Disclosure Agreement, dated January 21, 2018, by and between Inovalon, Inc. and ABILITY Network Inc.
“Contract” shall mean any written agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense or other legally binding commitment, arrangement, obligation or undertaking of any nature, in each case solely to the extent legally binding and currently in effect, other than a Company Plan.
“Copyrights” shall mean copyrights, copyrightable subject matter (including Software) and moral rights (including, any registrations, applications, renewals, extensions and reversions for any of the foregoing).
“Employee” shall mean any current or former employee (including officers) or director of any Acquired Company.
“Employee Agreement” shall mean each employment, severance, separation, consulting, contractor, change of control, loan, or other agreement or contract (including, any offer letter or other document providing for compensation or benefits as well as any amendment to any of the foregoing) between any Acquired Company and any Employee or Service Provider pursuant to which any Acquired Company has or may have any current or future liabilities or obligations.

“Environmental Laws” shall mean, with respect to any geographic location, all Legal Requirements promulgated by any Governmental Authority with governmental authority over such geographic location which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, all as amended at any time.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Company or any Acquired Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or which is a member of a controlled group or which is under common control with the Company or any Acquired Company within the meaning of Section 414(b), (c) or (m) of the Code.
“Escrow Amount” shall mean $25,000,000.
“Escrow Fund” means, as of any time, the remaining amount of the Escrow Amount then held by the Escrow Agent pursuant to this Agreement and the Escrow Agreement.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
“Existing Credit Agreements” means (a) the First Lien Credit Agreement, dated as of December 13, 2017, by and among ABILITY Network Inc., as borrower, ABILITY Network Holding Inc., Jefferies Finance LLC, as administrative agent and collateral agent, the lenders from time to time party thereto and the other parties thereto, as amended, restated, amended and restated or otherwise modified; and (b) the Second Lien Credit Agreement, dated as of December 13, 2017, by and among ABILITY Network Inc., as borrower, ABILITY Network Holding Inc., Jefferies Finance LLC, as administrative agent and collateral agent, the lenders from time to time party thereto and the other parties thereto, as amended, restated, amended and restated or otherwise modified.
“Financing Sources” shall mean the entities that have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing in connection with the transactions contemplated by this Agreement, including the Commitment Letter, and the parties to any joinder agreements, indentures, credit agreements or any other definitive documentation entered into pursuant thereto or relating thereto.
“FTC” shall mean the United States Federal Trade Commission.
“GAAP” shall mean United States generally accepted accounting principles as in effect as of the date hereof (or, as used in Section 4.10, with respect to any Financial Statements, as in effect as of the date such Financial Statements were prepared), consistently applied.
“Government Sponsored Healthcare Program” shall mean all health benefit programs that are sponsored by a Governmental Authority, including state Medicaid programs, Medicare, the TRICARE program and Medicare Advantage.
“Governmental Authority” shall mean any United States federal, state, municipal or local government, or any department, bureau or political subdivision thereof, or any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body to the extent the Person in question has submitted to the jurisdiction of such arbitrator or arbitral body.

v

“Hazardous Material” shall mean, with respect to any geographic location, any material, chemical, emission, substance or waste that has been designated by any Governmental Authority with governmental authority over such geographic location to be radioactive, toxic, hazardous, corrosive, reactive, explosive, flammable, a medical or biological waste, a pollutant or otherwise a danger to health, reproduction or the environment.
“Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called “e-waste fees”) and compliance with any product take-back, collection, recycling or product content requirements.
“Healthcare Law” shall mean any Legal Requirements relating to the regulation, provision or administration of, or billing or payment for, healthcare products or services, including, but not limited to: (i) the United States federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the United States federal Stark Law (42 U.S.C. §1395nn), the United States federal civil False Claims Act (31 U.S.C. §3729 et seq.), the United States federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the United States federal Anti-Kickback Act of 1986 (41 U.S.C. §§ 51-58), the United States federal Exclusion Laws (42 U.S.C. § 1320a-7), the United States federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the United States federal Health Care Fraud Law (18 U.S.C. § 1347) and the regulations promulgated pursuant to such statutes; (ii) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104 191, 42 U.S.C. §§ 1320d–1329d-8), the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 3000 et seq), and the regulations promulgated thereunder (including the HIPAA Rules); (iii) the Medicare statute (Title XVIII of the Social Security Act) and the regulations promulgated thereunder, including but not limited to 42 C.F.R. Part 484; (iv) the Medicaid statute (Title XIX of the Social Security Act) and the regulations promulgated thereunder; and (v) TRICARE (10 U.S.C. Section 1071 et seq.), each of (i) through (v) as amended from time to time.
“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996 as amended (including all rules and regulations under HIPAA).
“HITECH Act” shall mean Subtitle D of the Health Information Technology for Economic and Clinical Health Act, also known as Title XIII of Division A and Title IV of Division B of the American Recovery and Reinvestment Act of 2009, Public Law No. 111-005.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
“Indebtedness” shall mean with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), accrued and unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property or services (including, in the case of the Acquired Companies, any earn-out obligations of the Acquired Companies (including earn-outs structured as warrants), which shall in all cases be limited to an amount equal to $6,910,000, and excluding any trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business); (c) all obligations of such Person under any leases required to be capitalized in accordance with GAAP; (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, to the extent drawn; (e) all net obligations of such Person under interest rate or currency swap or other hedging transactions or agreements, in each case, if the applicable contract is terminated and requires payment by any of the Acquired Companies at the Closing (valued at the termination value thereof and which, for the avoidance of doubt, may be a net asset that offsets the total amount of Indebtedness); (f) in the case of the Acquired Companies, an amount equal to $2,060,000 on account of the liabilities identified in items 5, 6 and 7 in Section 4.11 of the Disclosure Schedule; and (g) all guarantees by any Acquired Company of Indebtedness of the types referred to in the preceding clauses (a) through (f). Notwithstanding the foregoing, “Indebtedness” shall not include any (i) intercompany indebtedness, (ii) amounts included as Company Transaction Expenses or (iii) amounts otherwise taken into account in the calculation of Working Capital.
“Indemnitor Representative” means, in the case of a claim brought by an Indemnitee pursuant to Section 14.1, the Stockholder Representative (acting on behalf of the Company Securityholders), and, in the case of a claim brought by an Indemnitee pursuant to Section 14.3, Parent.
“Information Privacy and Security Laws” means all applicable Legal Requirements concerning the privacy or security of Personal Data (including any Legal Requirements of jurisdictions where the Personal Data was collected), and all regulations promulgated thereunder, including, where applicable, HIPAA, the HITECH Act, state data privacy and breach notification Legal Requirements, state social security number protection Legal Requirements, any applicable Legal Requirements concerning requirements for website and mobile application privacy policies and practices, data or web scraping, call or electronic monitoring or recording or any outbound communications (including, outbound calling and text messaging, telemarketing, and e-mail marketing), the European Union Directive 95/46/EC, the FTC Act, the Gramm Leach Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, Children’s Online Privacy Protection Act, and state consumer protection Legal Requirements.
“Intellectual Property” shall mean all intellectual property rights of every kind and description, throughout the world, including all United States and foreign (a) Trademarks; (b) Patents; (c) Copyrights; (d) mask works rights; (e) Trade Secrets; (f) Software; (g) rights of publicity or privacy, and rights to personal information; and (h) moral rights and rights of attribution and integrity.
“Intercompany Notes” shall mean (i) the Intercompany Note, dated as of December 13, 2017, made by the Company in favor of its wholly-owned Subsidiary, ABILITY Network Inc., in the initial principal amount of $103,436,578.00 and (ii) the Intercompany Note, dated as of November 6, 2017, made by the Company in favor of its wholly-owned Subsidiary, ABILITY Network Inc., in the initial principal amount of $434,339.73.
“In-the-Money Option” shall mean a Company Option having a per share exercise price less than the amount equal to the Per Share Closing Consideration.
“IRS” shall mean the United States Internal Revenue Service.
“Key Technology Contributor” shall mean the prior and current owners of any Acquired Company, Employees, and other Persons who have made material contributions to the development of any Company Intellectual Property (including designing, writing, testing or working on any Software code contained in any Company Intellectual Property or products of any Acquired Company).

“Knowledge of Parent” with respect to any fact or matter in question, shall be deemed to exist to the extent that Keith R. Dunleavy, M.D., Christopher Greiner, Robert Wychulis or Jonathan Boldt is actually aware (or who should have been aware) after having made reasonable inquiry of such Person’s direct reports of such fact or matter.
“Knowledge” of the Company or “Company’s Knowledge”, with respect to any fact or matter in question, shall be deemed to exist to the extent that Mark Pulido, Jamison Rice, John Meadows, Kenneth Ernsting, Geoffrey Charron, Justin Silver, Dixon Gould, John Agostino or Cynthia Farrell is actually aware (or who should have been aware) after having made reasonable inquiry of such Person’s direct reports of such fact or matter.
“Legal Requirements” shall mean any and all United States federal, state, local, municipal, provincial, territorial, foreign or other law, statute, constitution, principle of common law, directive, resolution, ordinance, code, edict, decree, order (including executive orders), rule, judgment, injunction, writ, regulation (or similar provision have the force or effect of law), ruling, guidance, treaties or requirement issues, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, all of the following only to the extent applicable to any Acquired Company.
“Lender Related Parties” shall mean the Financing Sources, together with their respective Affiliates, and the respective former, current and future officers, directors, employees, agents and Representatives of the foregoing and their respective successors and assigns.
“Letter of Transmittal” shall mean that certain Letter of Transmittal in the form of Exhibit E attached hereto.
“Liabilities” shall mean with respect to any Person (without duplication) the United States dollar amount of any liability, obligation or commitment of such Person of any kind, whether absolute or contingent, known or unknown, accrued or unaccrued, asserted or unasserted, matured or un-matured, fixed, disputed, liquidated, executory, determined, determinable or otherwise and in each case whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP.
“Liens” shall mean any mortgage, charge, interest, pledge, claim, lien, encumbrance, option, security interest, restriction on the right to sell or dispose (and in the case of securities, vote) or other similar adverse claim (whether arising by contract or by operation of law and whether voluntary or involuntary) in real or personal property (including any Intellectual Property).
“Lockup Agreement” shall mean that certain Lockup Agreement in the form of Exhibit F attached hereto.
“Marketing Period” means the first period of ten (10) consecutive Business Days after the date of this Agreement on each day of which Parent shall have received the Required Information and the Required Information (as determined on each day of such ten (10) consecutive Business Day period) shall be Compliant (it being understood that if the Company shall in good faith reasonably believe that it has provided the Required Information and the Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes the Required Information was delivered), in which case the Company shall be deemed to have delivered the Required Information to Parent on the date specified in that notice and the Required Information shall be deemed to be Compliant unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information or the Required Information is not Compliant and, within three (3) Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information

Parent reasonably believes the Company has not delivered or the reason for which the Required Information is not Compliant)). Notwithstanding anything in this definition to the contrary, (i) the Marketing Period shall in no event commence prior to fifteen (15) Business Days after the date of this Agreement, (ii) for purposes of computing any period of ten (10) consecutive Business Days under this definition, neither May 28, 2018 nor July 4, 2018 shall be counted as a Business Day (but for the avoidance of doubt, the exclusion of any such date shall not restart the Marketing Period), (iii) the Marketing Period shall end on any earlier date prior to the expiration of the ten (10) consecutive Business Day period described above if the Financing is consummated on such earlier date, (iv) the Marketing Period shall not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of such ten (10) consecutive Business Day period (A) the Company has determined that it must restate any historical financial statements included in the Required Information, in which case, the Marketing Period shall not commence or be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended and updated or the Company has informed Parent that it has concluded, in good faith, that no restatement shall be required, (B) the independent accountants of ABILITY Network Inc. shall have withdrawn their audit opinion with respect to any financial statements contained in the Required Information for which they have provided an opinion, in which case the Marketing Period shall not commence or be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by such independent accountants or another independent public accounting firm reasonably acceptable to Parent, or (C) any Required Information would not be Compliant at any time during such ten (10) consecutive Business Day period, in which case the Marketing Period shall not commence or be deemed to commence unless and until such Required Information is updated or supplemented so that it is Compliant (it being understood that if any Required Information provided at the commencement of the Marketing Period ceases to be Compliant during such ten (10) consecutive Business Day period, then the Marketing Period shall be deemed not to have commenced).
“Material Adverse Effect” shall mean any fact, change, event, occurrence, development, violation, inaccuracy, circumstance, condition or effect (any such item, an “Effect”) (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) that, individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, (a) is or would reasonably be expected to have a material adverse effect on the business, capitalization, operations, assets (whether tangible or intangible) or Liabilities, results of operations (including cash flows) or the condition (financial or otherwise) of the Company or (b)  does or would reasonably be expected to materially impair the ability of the Company to consummate the transactions contemplated hereby; provided, however, that no Effect caused by or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been or shall be a Material Adverse Effect: (a) any Effect affecting the economy of the United States generally, including changes in the credit, debt, capital or financial markets (including changes in interest or exchange rates), or the economy of any region or country in which the Acquired Companies conduct business; (b) any Effect affecting the industries in which the Acquired Companies conduct business; (c) any Effect arising in connection with earthquakes, natural disasters or global, national or regional political conditions, including hostilities, military actions, political instability, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway as of the date hereof; (d) any failure, in and of itself, by the Acquired Companies to meet any internal or published projections, forecasts or revenue or earnings predictions for any period (it being understood that the facts or occurrences giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been or shall be, a Material Adverse Effect); (e) the failure of Parent to consent to any of the actions contemplated in SECTION 6 following a request for such consent; (f) compliance with, or any action required to be taken by the Acquired Companies under, the terms of this Agreement or in connection with the transactions contemplated hereunder; (g) any Effect that results from any action taken at the express request of Parent or with Parent’s consent; (h) the announcement of the execution of this Agreement, or the identity of Parent, or the pendency of the transactions contemplated hereby, including the effects of the Merger on relationships with customers, suppliers, Governmental Authorities, employees, or other third-party relationships; (i) any change in law or GAAP or interpretation thereof; unless, in the cases of clauses (a), (b) or (c) above, such Effects would reasonably be expected to have a materially disproportionate impact on the financial condition, business or results of operations of the Acquired Companies and their Subsidiaries, taken as a whole, relative to other affected participants in the industries in which the Acquired Companies and their Subsidiaries conduct business (in which case, only the incremental disproportionate impact shall be taken into account in determining whether there has been a Material Adverse Effect).
“Open Source Code” shall mean free and open source Software and includes those components of Software which qualify as public domain Software or are licensed as Shareable Freeware or Open Source Software. Open Source Code includes Software code that is licensed under any license that (a) conforms to the Open Software Initiative definition of open source Software in effect as of the date of this Agreement, and any versions of the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License or (b) includes any language, the effect of which is to revoke the needed licenses or other rights, including Patent licenses, granted to the distributor, user or licensee, in the event that the distributor, user or licensee utilizing such Open Source Code sues the owner, company, developer or contributor of the Open Source Code for infringement or other violation of any Patent that is not related to the Open Source Code itself, but is instead related to some other Software, service or product.
“Open Source Software” shall mean Software licensed or distributed under a license that, as a condition of use, modification or distribution (including offering on a SaaS or similar basis) of the Software: (a) requires that such Software or other Software distributed with or combined with the Software be disclosed or distributed in source code form, licensed for the purpose of making derivative works, or redistributable at no charge, or (b) otherwise imposes a limitation, restriction, or condition on the right of any Acquired Company to use, modify, or distribute all or part of a Proprietary Product or to enforce any Company Intellectual Property.
“Optionholder” shall mean a holder of a Company Option.
“Ordinary Course of Business” means an action taken or omitted to be taken by any Person in the ordinary course of such Person’s business consistent with past practice.
“Out-of-the-Money Option” shall mean a Company Option having a per share exercise price equal to or greater than the Per Share Closing Consideration.
“Parent Common Stock” shall mean shares of Parent’s Class A common stock, par value $0.000005 per share.
“Patent Cooperation Organization” shall mean an organization for which an obligation or pledge to (i) assign or license Intellectual Property, or (ii) refrain from asserting Intellectual Property rights, is offered in exchange for membership or participation in the organization or to otherwise derive benefit from the organization. Patent Cooperation Organizations include patent licensing pools and defensive patent pools.
“Patents” shall mean patents, utility, models and industrial design registrations or applications (including, any continuations, divisionals, continuations-in-part, provisionals, renewals, reissues, re-examinations, substitutions and extensions of any of the foregoing, and applications for any of the foregoing).

x

“Payor” shall mean any insurer, health maintenance organization, third party administrator, employer, union, trust, governmental program or other consumer or customer of healthcare services that has entered into a Contract with any Acquired Company.
“Payor Program” shall mean means all programs under which a Payor pays for healthcare goods or services provided to its members, beneficiaries, participants or the like (including but not limited to Government Sponsored Healthcare Programs).
“PCI-DSS” means the Payment Card Industry Data Security Standards, as amended from time to time.
“Permits” shall mean all permits, approvals, concessions, grants, franchises, licenses, identification numbers and other authorizations and approvals of or by any Governmental Authority.
“Permitted Liens” means (a) Liens for Taxes, assessments and other governmental charges that are not yet due and payable or the amount or validity of which is being contested in good faith in appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (b) Liens arising under original purchase price conditional sales contracts, purchase money security interests and equipment leases with third parties; (c) easements, covenants, conditions and restrictions of record; (d) any zoning, entitlement, building and other governmentally established land use regulations; (e) mechanics’, materialmen’s, carriers’, workers’, warehousemens’, repairers’ and similar statutory liens arising or incurred in the Ordinary Course of Business or the amount or validity of which is being contested in good faith; (f) liens to secure landlords, lessors, sublessors, licensors, sub-licensors or renters under leases, rental or other similar agreements; (g) liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements; (h) title of a lessor or sub-lessor under any capital or operating lease; (i) non-exclusive internal-use licenses to Proprietary Products granted to customers of the Acquired Companies in the Ordinary Course of Business; and (j) Liens securing Indebtedness that is required to be discharged at Closing (so long as such Liens are discharged at Closing).
“Per Share Closing Consideration” means, with respect to a share of Company Stock, the portion of the Aggregate Closing Consideration payable with respect to such share, as set forth on the Securityholder Schedule as the “Per Share Closing Consideration”, with each of the cash portion thereof and the Parent Common Stock portion thereof rounded to five decimal places.
“Personal Data” means, as applicable, (i) any and all information about an individual that either contains data elements that identify the individual or with respect to which there is a reasonable basis to believe the information can be used to identify the individual, (ii) any information that enables a Person to contact the individual (such as information contained in a cookie or an electronic device fingerprint) and (iii) any and all other information, the collection, use, sharing, transfer or other processing of which is regulated by any Legal Requirement in relation to data protection, data privacy or personal privacy, including personal healthcare information. Personal Data includes (a) personal identifiers such as name, address, Social Security Number, date of birth, driver’s license number or state identification number, Taxpayer Identification Number and passport number, (b) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information, insurance policy number, (c) demographic information, (d) unique biometric data, such as fingerprint, retina or iris image, voice print or other unique physical representation, and (e) individual medical or health information (including information of patients, customers, employees, workers, contractors, and third parties who have provided information to any Acquired Company, and including information relating to services provided by or to third parties).

“Personal Data Obligations” means any Acquired Company’s privacy policies (or applicable terms of use) as published on any Acquired Company websites or mobile applications or any other privacy policies (or applicable terms of use), Contracts, documents or promises or representations agreed to with employees, consumers or customers, or other Persons, the PCI-DSS, and any applicable Legal Requirements, or applicable industry standards, regarding Collection and Use of Personal Data, including but not limited to Legal Requirements regarding the use of Personal Data for marketing communications such as the CAN SPAM Act of 2003.
“Post-Closing Tax Period” shall mean any Tax period beginning after the Closing Date and the portion of a Straddle Period beginning after the Closing Date.
“Potential 280G Benefits” shall mean any potential payments or benefits which may be made or provided to any person who, with respect to the Company, is a “disqualified individual” (as such term is defined in Section 280G of the Code) in connection with the transactions contemplated by this Agreement which could reasonably be expected to constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code).
“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and the portion of a Straddle Period ending on the Closing Date.
“Pro Rata Share” with respect to each Company Securityholder shall mean the aggregate amount of all payments paid to such the Company Securityholder pursuant to this Agreement (including the contribution to the Escrow Fund and the Stockholder Representative Fund) divided by the aggregate amount of all payments paid to all Company Securityholders pursuant to this Agreement (including the contribution to the Escrow Fund and the Stockholder Representative Fund).
“Proprietary Product” shall mean any product, technology, Software or service currently being marketed, sold or licensed by any Acquired Company.
“PwC Engagement Letter” shall mean the engagement letter, dated March 5, 2018, between the Company and PricewaterhouseCoopers, as in effect as of the date hereof, providing for the completion and issuance of the Audited Butler Financial Statements in compliance with Rule 3-05 of Regulation S-X under the Securities Act on the terms and conditions set forth therein.
“Representatives” shall mean, with respect to any Person, its respective directors, officers, employees, agents, advisors, affiliates and representatives (including, attorneys, accountants, consultants, bankers and financial advisors).
“Required Information” shall mean (i) the historical financial statements of ABILITY Network Inc. referred to in clauses (i) and (ii) of Section 4.10, and (ii) to the extent related to the Company and its Subsidiaries, and only to the extent reasonably requested by Parent and not unreasonably burdensome for the Company and its Subsidiaries to provide, customary information regarding the Company and its Subsidiaries necessary for the preparation of a customary confidential information memorandum relating to the Financing; provided, however, that no financial statements of the Company or any of its Subsidiaries shall be required except as set forth in clause (i) of this definition; provided that, any term or provision of this definition to the contrary notwithstanding, nothing will require the Company to provide (or be deemed to require the Company to prepare) any pro forma financial statements in connection with the transactions contemplated by this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.
“Securityholder Schedule” shall mean a securityholder schedule in the format of Exhibit G hereto setting forth an allocation of the Estimated Aggregate Closing Consideration amongst the Company Securityholders, showing the Company’s good faith estimates of (i) the total gross cash payment to each Company Securityholder in connection with the Closing and (ii) the final number of shares of Parent Common Stock to be issued to each Company Securityholder as of the Effective Time.
“Selling Sponsor” means Summit Partners.
“Service Provider” shall mean any current or former independent contractor or consultant of any Acquired Company, excluding independent contractors and consultants that are not individuals.
“Shareable Freeware” shall mean copyrighted computer Software which is made available to the general public for use free of charge, for an unlimited time, without restrictions on field of use or redistribution.
“Software” shall mean computer programs, including any and all software implementation of algorithms, models and methodologies (whether in source code, object code or other form), databases, compilations, descriptions, flow-charts and other work product to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and all documentation, including user manuals and other training documentation, related to any of the foregoing.
“Standard Software” shall mean generally commercially available, “off-the-shelf” software (including “click-wrap” or “shrink-wrapped” as applicable) that is not redistributed by any Acquired Company (including offering on a SaaS or similar basis) and that has total, aggregate annual license, maintenance and other support costs of $100,000 or less.
“Stockholder Representative Fund” shall mean an amount in cash equal to $500,000 contributed on a pro rata basis by the Company Securityholders.
“Subsidiary” of any Person shall mean any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which (a) such Person or any subsidiary of such Person is a general partner, manager or managing member, (b) such Person or any one or more of its subsidiaries, or such Person and one or more of its subsidiaries, owns a majority of the outstanding equity or voting securities or interests which have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions of such corporation or other organization or (c) such Person, directly or indirectly, controls.
“Target Working Capital” means an amount equal to $5,165,000.
“Tax” or “Taxes” shall mean (a) any and all United States federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions or levies of the same or similar nature, including taxes based upon or measured by gross receipts, income, profits, gain, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, alternative minimum, estimated, stamp, excise, property and social security, together with all interest, penalties and additions imposed with respect to such amounts or such interest, penalties, or additions.
“Tax Authority” shall mean the IRS and any other domestic or foreign Governmental Authority responsible for the administration of any Taxes.

“Tax Law” shall mean any Legal Requirement (whether domestic or foreign) relating to Taxes.
“Tax Return” shall mean (a) any return, report or statement filed or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment or supplement thereof) including any information return, estimate, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, affiliated, combined, consolidated or unitary returns for any group of entities that includes the Company and (b) TD F 90-22.1 (and its successor form, FinCEN Form 114).
“Trade Secrets”  shall mean trade secrets and all other confidential information, including such non-public information related to know-how, technology, proprietary processes, formulae, ideas, inventions, compositions, techniques, technical data and information, procedures, databases, algorithms, models, methodologies, customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals.
“Trademarks” shall mean trademarks, service marks, trade names, slogans, logos, trade dress, internet domain names and other similar designations of source or origin, together with all goodwill, registrations, applications, renewals and extensions related to any of the foregoing.
“Transaction Tax Deductions” means Tax deductions relating to (a) Change in Control Payments (including, for the avoidance of doubt, payments of up to $7,500,000 under the CIC Plan), (b) the Change in Control Payment Employer Tax Obligation, (c) the exercise or payment for cancellation of Company Options on or around the Closing, (d) the fees, expenses and interest (including amounts treated as interest for U.S. federal income tax purposes and any breakage fees or accelerated deferred financing fees) incurred by an Acquired Company with respect to the payment of Indebtedness, (e) the payment of Company Transaction Expenses, or (f) any other payments of expenses made pursuant to the terms of this Agreement that are economically borne by the Company Securityholders as reductions to the Aggregate Closing Consideration paid to the Company Securityholders pursuant to the terms of this Agreement (excluding, for the avoidance of doubt, for purposes of this clause (f), any reductions to the Aggregate Closing Consideration based on adjustments pursuant to Section 3.4 and any payments pursuant to indemnification obligations under SECTION 14), in the case of (a) through (f) without duplication. For the avoidance of doubt, and subject to the provisions of Section 15.5, including Section 15.5(e), any amount of interest that is not allowed as a deduction under Section 163(j) of the Code shall be treated as a Transaction Tax Deduction in the year such interest is permitted to be deducted pursuant to Section 163(j)(2) of the Code.
“Treasury Regulations” shall mean the regulations promulgated under the Code.
“WARN” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.
“Working Capital” means, with respect to the Acquired Companies, as of 11:59 p.m. Eastern Time on the day prior to the Closing Date, an amount equal to (a) the sum of the consolidated current assets of the Acquired Companies (including the balance of any then-outstanding loans made by the Acquired Companies to directors, officers or employees of the Acquired Companies, which loans will be repaid in full in connection with the Closing), minus (b) the sum of the consolidated current liabilities of the Acquired Companies, in each case, determined in accordance with the same accounting principles, policies, methods and procedures of the Acquired Companies, consistently applied, as those used in the preparation of the Most Recent Balance Sheet; provided, that “Working Capital” shall not include (i) any items otherwise included in the definitions of Company Cash, Company Debt, Company Transaction Expenses or (ii) current or deferred Tax assets or deferred Tax liabilities.

Annex B
INDEX OF DEFINED TERMS

2017 Refinancing	i	Company Subsidiaries	15
Accountants’ Determination	8	Company Subsidiary	15
Accounting Firm	8	Company Transaction Expenses	iii
Acquired Companies	i	Company’s Registered Intellectual Property
Acquired Company	i		27
Acquisition Proposal	i	Confidential Information	iv
Advisory Group	67	Confidentiality Agreement	iv
Affiliate	i	Consents	17
Affiliated Persons	75	Contract	iv
Aggregate Closing Consideration	i	control	i
Agreement	1	controlled by	i
Alternative Financing	49	Copyrights	iv
Audit	ii	D&O Indemnitees	47
Audited Balance Sheet	20	Damages	61
Average Parent Common Stock Price		DGCL	1
	ii	Dissenting Shares	6
Bankruptcy and Equity Exceptions	17	Effect	ix
Business Day	ii	Effective Time	4
Bylaws	ii	Employee	iv
Cardholder Data	ii	Employee Agreement	iv
Certificate of Merger	3	End Date	57
Change in Control Payment Employer Tax Obligation
	ii	Environmental Laws	iv
Change in Control Payments	ii	ERISA	iv
Charter	ii	ERISA Affiliate	iv
CIC Plan	ii	Escrow Amount	v
Closing	3	Escrow Fund	v
Closing Certificate	7	Escrow Period Termination Date	56
Closing Date	3	Estimated Aggregate Closing Consideration
Collection and Use	ii		7
Commitment Letter	41	Estimated Closing Certificate	7
Company	1	Exchange Act	v
Company Board	1	Existing Credit Agreements	v
Company Cash	ii	Fee Letter	41
Company Common Stock	iii	Financial Statements	20
Company Debt	iii	Financing	41
Company Intellectual Property	28
Company Option	iii	Financing Failure	58
Company Option Plans	iii	Financing Sources	v
Company Organizational Documents
	iii	First Review Period	7
Company Plan	iii	Foreign Merger Laws	v
Company Preferred Stock	iii	FTC	v
Company Securityholder	iii	GAAP	v
Company Securityholder Claim	61	Government Sponsored Healthcare Program
Company Securityholder Indemnified Parties			v
	61	Governmental Authority	v
Company Stock	1	Hazardous Material	vi
Company Stockholders	1	Hazardous Material Activity	vi

1

Hazardous Substance	24	Parent Common Stock	xi
Healthcare Law	vi	Parent Indemnified Parties	60
Healthcare Permits	35	Parent Termination Fee	59
HIPAA	vi	Patent Cooperation Organization	xi
HITECH Act	vi	Patents	xi
HSR Act	vi	Payments Administrator	10
Indebtedness	vi	Payoff Amount	11
Indemnitee	61	Payoff Letters	11
Indemnitor Representative	vii	Payor	xi
Industry Group	30	Payor Program	xi
Information Privacy and Security Laws		PCBs	24
	vii	PCI-DSS	xi
Information Statement	43	Per Share Closing Consideration	xi
Insurance Policies	26	Per Share Option Consideration	6
Intellectual Property	vii	Permits	xi
Intercompany Notes	vii	Permitted Liens	xi
Interim Financial Statements	42	Personal Data Obligations	xii
In-the-Money Option	vii	Potential 280G Benefits	xii
IRS	vii	Pre-Closing Period	42
Key Employee Agreements	1	Pre-Closing Tax Claim	64
Key Employees	1	Pre-Closing Tax Period	xii
Key Technology Contributor	vii	Pro Rata Share	xii
Knowledge	viii	Proprietary Product	xii
Leased Premises	24	Purchaser Related Parties	59
Legal Requirements	viii	R&W Insurance Policy	48
Lender Related Parties	viii	Real Property Leases	24
Letter of Transmittal	viii	Recourse Theory	75
Liabilities	viii	Related Party	26
Liens	viii	Representatives	xii
Lockup Agreement	viii	Required Amount	41
Material Adverse Effect	ix	Required Information	ix
Material Contract	26	Requisite Stockholder Approval	18
Material Customers	38	Resolution Period	8
Material IP Contracts	29	SEC Filings	40
Material Vendors	39	Securities Act	xiii
Merger	1	Security Program	38
Merger Sub	1	Securityholder Schedule	xiii
Most Recent Balance Sheet	20	Seller Parties	60
Non-Ordinary Course Items	x	Selling Sponsor	xiii
Non-Parties	75	Service Provider	xiii
Objection Notice	8	Settlement Agreement	8
Open Source Code	x	Shareable Freeware	xiii
Open Source Software	x	Software	xiii
Optionholder	x	Stock Certificates	12
Ordinary Course of Business	x	Stockholder Representative	4
Out-of-the-Money Option	x	Stockholder Representative Engagement Agreement
Outstanding Escrow Claims	63		67
Parent	1	Stockholder Representative Expenses
Parent Claim	60		67

2

Stockholder Representative Fund	xiii	Tax Return	xiv
Stockholder Representative Group	68	Taxes	xiv
Stockholder Written Consent and Agreement		Trade Secrets	xiv
	1	Trademarks	xiv
Straddle Period	64	Transfer Tax Returns	64
Subsidiary	xiii	Transfer Taxes	64
Surviving Corporation	3	Treasury Regulations	xiv
Target Working Capital	xiv	under common control with	i
Tax	xiv	WARN	xiv
Tax Authority	xiv	Working Capital	xiv
Tax Law	xiv

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